Exhibit 99.1

          3rd Quarter 2013 • Report to Shareholders • Three and Nine months ended July 31, 2013
TD Bank Group Reports Third Quarter 2013 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), unless otherwise noted.
Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.58, compared with $1.78.
•	Adjusted diluted earnings per share were $1.65, compared with $1.91.
•	Reported net income was $1,527 million, compared with $1,703 million.
•	Adjusted net income was $1,588 million, compared with $1,820 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2013, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $5.23, compared with $5.11.
•	Adjusted diluted earnings per share were $5.55, compared with $5.59.
•	Reported net income was $5,040 million, compared with $4,874 million.
•	Adjusted net income was $5,337 million, compared with $5,318 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $59 million after tax (6 cents per share), compared with $59 million after tax (6 cents per share) in the third quarter last year.
•	A gain of $70 million after tax (7 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.
•
Integration charges and direct transaction costs of $24 million after tax (3 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $25 million after tax (3 cents per share) in the third quarter last year.

•	A loss of $48 million after tax (5 cents per share), due to the impact of the Alberta flood on the loan portfolio.

TORONTO, August 29, 2013 – TD Bank Group (TD or the Bank) today announced its financial results for the third quarter ended July 31, 2013. Results for the quarter reflected strong contributions from TD’s personal and commercial banking operations in Canada and the U.S., as well as TD’s Wealth business.
   "TD delivered adjusted earnings of $1.6 billion in the third quarter, down 13% from a year ago. Our third quarter results reflect very strong performances in our Canadian banking, Wealth and U.S. banking businesses, offset by losses previously announced in our Insurance business as a result of a combination of severe weather-related impacts and increased general insurance claims,” said Ed Clark, Group President and Chief Executive Officer. “Today we also announced a dividend increase of 4 cents per common share, which is our second dividend increase this year, and is consistent with our stated aim to increase the dividend payout ratio over time. This means that our fiscal 2013 paid dividend will increase 12% since 2012, demonstrating the Board’s confidence in our continuing ability to deliver long-term earnings growth.”

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted reported net income of $973 million in the third quarter. On an adjusted basis, net income was $997 million, up 12% compared with the third quarter last year. These earnings reflect continued good loan and deposit volume growth, favourable credit performance and effective expense management.
   "This was a very good quarter for our Canadian Personal and Commercial Banking businesses," said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Wealth Management.  “We were recognized once again by J.D. Power and Associates, which gave us an eighth-straight win in customer satisfaction among the Big Five Canadian retail banks. Our continued focus on providing industry-leading customer service and convenience, as well as strategically investing in our business, will position us well for the future.”

Wealth and Insurance
Wealth and Insurance delivered net income of $7 million for the quarter, compared to net income of $360 million in the third quarter last year. Higher earnings from Wealth and TD Ameritrade were largely offset by losses in the Insurance business. On July 30, TD pre-announced a third quarter expected net loss in its Insurance business as a result of charges of approximately $418 million after tax.  TD Ameritrade contributed $69 million in earnings to the segment, an increase of 23% compared to the third quarter last year.
   TD’s Wealth business had a strong third quarter, driven primarily by asset growth and higher trading volumes. Continued strong performance is expected for the remainder of the year, with an ongoing focus on providing exceptional client experiences and managing expenses prudently.
   TD Insurance posted a third quarter loss of $243 million after tax, the result of charges of approximately $418 million after tax, from a combination of severe weather-related impacts and increased general insurance claims.

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking adjusted net income for the quarter was US$432 million, an increase of 22% compared with the third quarter last year. Results were driven by strong loan and deposit volume growth, improvement in credit quality and higher gains on sales of securities and debt securities classified as loans, partially offset by lower margins.
   "TD Bank, America's Most Convenient Bank, had a good third quarter," said Mike Pedersen, Group Head, U.S. Personal and Commercial Banking. "We are encouraged by the U.S. economic recovery, but the environment remains challenging. We will continue building on our brand promise of legendary customer service and convenience.”

Wholesale Banking
Wholesale Banking generated $147 million in net income for the quarter, a decrease of 18% compared with the third quarter last year, driven by lower trading-related revenue, partially offset by lower non-interest expenses.
   “While this quarter’s Wholesale results were below expectations, our business fundamentals remain strong,” said Bob Dorrance, Group Head, Wholesale Banking. “Despite uncertainty about the economic environment, we remain confident about the success of our diversified, client-focused franchise businesses.”

Capital
TD's Common Equity Tier 1 ratio on a Basel III fully phased-in basis was 8.9%, up from 8.8% last quarter.

Conclusion
“Our results this quarter demonstrate the strength of our diversified business model, as evidenced by very strong results in a number of businesses, the dividend increase announced today, and our higher capital ratio,” said Clark. “For the remainder of the year, we will continue to manage expense growth while strategically investing in our businesses. I’m confident we have the right strategy, brand and team to deliver on our vision to be The Better Bank."

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS and	45	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	45	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	46	Interim Consolidated Balance Sheet
5	How We Performed	47	Interim Consolidated Statement of Income
9	Financial Results Overview	48	Interim Consolidated Statement of Comprehensive Income
13	How Our Businesses Performed	49	Interim Consolidated Statement of Changes in Equity
21	Balance Sheet Review	50	Interim Consolidated Statement of Cash Flows
22	Credit Portfolio Quality	51	Notes to Interim Consolidated Financial Statements
29	Capital Position
31	Managing Risk	80	SHAREHOLDER AND INVESTOR INFORMATION
42	Securitization and Off-Balance Sheet Arrangements
44	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to the Bank’s credit ratings; changes in interest rates; increased funding costs for credit due to market illiquidity and competition for funding; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to the transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
    Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2013”, each as updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three and nine months ended July 31, 2013, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2012 Annual Report. This MD&A is dated August 28, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2012 Annual Report or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2012 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Results of operations
Total revenue	$5,945	$6,000	$5,841	$17,916	$17,233
Provision for credit losses	477	417	438	1,279	1,230
Non-interest expenses	3,764	3,626	3,471	10,885	10,392
Net income – reported	1,527	1,723	1,703	5,040	4,874
Net income – adjusted[1]	1,588	1,833	1,820	5,337	5,318
Economic profit[2]	473	756	787	2,062	2,330
Return on common equity – reported	12.5%	14.8%	15.3%	14.2%	15.1%
Return on common equity – adjusted[2]	13.0%	15.8%	16.4%	15.1%	16.6%
Financial position
Total assets	$835,101	$826,407	$806,283	$835,101	$806,283
Total equity	50,918	51,159	48,067	50,918	48,067
Total risk-weighted assets[3]	283,521	281,790	246,401	283,521	246,401
Financial ratios
Efficiency ratio – reported	63.3%	60.5%	59.4%	60.8%	60.3%
Efficiency ratio – adjusted[1]	62.5%	58.4%	55.4%	58.8%	55.8%
Common Equity Tier 1 capital to risk weighted assets[4]	8.9%	8.8%	n/a	8.9%	n/a
Tier 1 capital to risk weighted assets[3]	11.0%	10.8%	12.2%	11.0%	12.2%
Provision for credit losses as a % of net average loans
and acceptances[5]	0.43%	0.39%	0.42%	0.39%	0.39%
Common share information – reported (dollars)
Per share earnings
Basic	$1.59	$1.79	$1.79	$5.25	$5.14
Diluted	1.58	1.78	1.78	5.23	5.11
Dividends per share	0.81	0.81	0.72	2.39	2.12
Book value per share	50.04	50.18	47.37	50.04	47.37
Closing share price	86.56	82.59	78.92	86.56	78.92
Shares outstanding (millions)
Average basic	921.4	920.9	908.7	919.7	904.6
Average diluted	924.1	923.7	916.0	923.5	913.0
End of period	919.8	922.1	911.7	919.8	911.7
Market capitalization (billions of Canadian dollars)	$79.6	$76.2	$71.9	$79.6	$71.9
Dividend yield	3.7%	3.7%	3.5%	3.8%	3.6%
Dividend payout ratio	51.0%	45.3%	40.2%	45.5%	41.3%
Price-earnings ratio	12.6	11.7	11.6	12.6	11.6
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.65	$1.91	$1.92	$5.57	$5.63
Diluted	1.65	1.90	1.91	5.55	5.59
Dividend payout ratio	49.0%	42.4%	37.5%	42.9%	37.7%
Price-earnings ratio	11.7	10.8	10.8	11.7	10.8
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

4
Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital measure in accordance with the “all-in” methodology.

5
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had $835 billion in assets on July 31, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income	$4,146	$3,902	$3,817	$11,894	$11,184
Non-interest income	1,799	2,098	2,024	6,022	6,049
Total revenue	5,945	6,000	5,841	17,916	17,233
Provision for credit losses	477	417	438	1,279	1,230
Non-interest expenses	3,764	3,626	3,471	10,885	10,392
Income before income taxes and equity in net income of an
investment in associate	1,704	1,957	1,932	5,752	5,611
Provision for income taxes	252	291	291	903	914
Equity in net income of an investment in associate, net of income taxes	75	57	62	191	177
Net income – reported	1,527	1,723	1,703	5,040	4,874
Preferred dividends	38	49	49	136	147
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,489	$1,674	$1,654	$4,904	$4,727
Attributable to:
Non-controlling interests	$26	$26	$26	$78	$78
Common shareholders	$1,463	$1,648	$1,628	$4,826	$4,649

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Operating results – adjusted
Net interest income[1]	$4,146	$3,902	$3,817	$11,894	$11,220
Non-interest income[2]	1,717	2,123	2,021	5,934	6,107
Total revenue	5,863	6,025	5,838	17,828	17,327
Provision for credit losses[3]	412	417	479	1,214	1,392
Non-interest expenses[4]	3,662	3,518	3,232	10,480	9,669
Income before income taxes and equity in net income of an
investment in associate	1,789	2,090	2,127	6,134	6,266
Provision for income taxes[5]	290	328	382	1,029	1,168
Equity in net income of an investment in associate, net of income taxes[6]	89	71	75	232	220
Net income – adjusted	1,588	1,833	1,820	5,337	5,318
Preferred dividends	38	49	49	136	147
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,550	1,784	1,771	5,201	5,171
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26	78	78
Net income available to common shareholders – adjusted	1,524	1,758	1,745	5,123	5,093
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(59)	(58)	(59)	(173)	(178)
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[8]	70	(22)	–	72	(54)
Integration charges and direct transaction costs relating to U.S. Personal and
Commercial Banking acquisitions[9]	–	–	–	–	(9)
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses[10]	–	–	2	–	–
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition[11]	–	–	(6)	–	(14)
Integration charges and direct transaction costs relating to the acquisition
of the credit card portfolio of MBNA Canada[12]	(24)	(30)	(25)	(78)	(79)
Litigation reserve[13]	–	–	(77)	(70)	(248)
Reduction of allowance for incurred but not identified credit losses[14]	–	–	30	–	120
Positive impact due to changes in statutory income tax rates[15]	–	–	18	–	18
Impact of Alberta flood on the loan portfolio[16]	(48)	–	–	(48)	–
Total adjustments for items of note	(61)	(110)	(117)	(297)	(444)
Net income available to common shareholders – reported	$1,463	$1,648	$1,628	$4,826	$4,649
1
Adjusted net interest income excludes the following items of note: second quarter 2012 – $22 million ($17 million after tax) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12; first quarter 2012 – $14 million ($10 million after tax) of certain charges against revenue related to promotional-rate card origination activities.

2
Adjusted non-interest income excludes the following items of note: third quarter 2013 – $82 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; third quarter 2012 – $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10, $2 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; second quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $5 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2013 – $65 million due to the impact of the Alberta flood on the loan portfolio, as explained in footnote 16; third quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 14; second quarter 2012 – $80 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

4
Adjusted non-interest expenses excludes the following items of note: third quarter 2013 – $69 million amortization of intangibles, as explained in footnote 7; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; second quarter 2013 – $67 million amortization of intangibles; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of charges related to a litigation reserve, as explained in footnote 13; third quarter 2012 – $69 million amortization of intangibles; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $35 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $128 million of charges related to a litigation reserve; second quarter 2012 – $69 million amortization of intangibles; $6 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $285 million of charges related to a litigation reserve.

5
For a reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2013 – $14 million amortization of intangibles, as explained in footnote 7; second quarter 2013 – $14 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles; third quarter 2012 – $13 million amortization of intangibles; second quarter 2012 – $15 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target’s U.S. credit card portfolio in 2013, and the Epoch acquisition in 2013. Amortization of software is recorded in amortization of other intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of other intangibles acquired as a result of asset acquisitions and business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 7

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. The first quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking. The fourth quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further Chrysler Financial-related integration charges or direct transaction costs as an item of note.

12
As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition are incurred by Canadian Personal and Commercial Banking. The integration charges to date are higher than what was anticipated when the transaction was announced. The elevated spending is primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business.

13
The Bank took prudent steps to determine in accordance with applicable accounting standards that litigation provisions were required in the following relevant periods. In the first quarter of 2012, the Bank determined that the litigation provision of $285 million ($171 million after tax) was required as a result of certain adverse judgments in the U.S. during the quarter as well as settlements reached following the quarter. Based on the continued evaluation of this portfolio of cases, the Bank determined in accordance with applicable accounting standards that an increase to this litigation reserve of $128 million ($77 million after tax) was required in the third quarter of 2012. In the first quarter of 2013, the Bank further reassessed its litigation provisions and determined that an additional increase in the litigation provision of $97 million ($70 million after tax) was required as a result of recent developments and settlements reached in the U.S., having considered these factors as well as other related or analogous litigation cases.

14
Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” was $41 million ($30 million after tax) in the third quarter 2012, $80 million ($59 million after tax) in the second quarter 2012 and $41 million ($31 million after tax) in the first quarter 2012, all of which was attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business will be included in Corporate segment net income and will no longer be recorded as an item of note.

15	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.
16
On July 30, 2013, the Bank announced it estimated a provision of no more than $125 million before taxes of residential loan losses as a result of the southern Alberta flooding. Upon further review, the Bank has been able to further refine initial assumptions and as a result, the Bank has estimated a provision of $65 million ($48 million after tax).

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Basic earnings per share – reported	$1.59	$1.79	$1.79	$5.25	$5.14
Adjustments for items of note[2]	0.06	0.12	0.13	0.32	0.49
Basic earnings per share – adjusted	$1.65	$1.91	$1.92	$5.57	$5.63

Diluted earnings per share – reported	$1.58	$1.78	$1.78	$5.23	$5.11
Adjustments for items of note[2]	0.07	0.12	0.13	0.32	0.48
Diluted earnings per share – adjusted	$1.65	$1.90	$1.91	$5.55	$5.59
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
TD Bank, N.A.	$30	$30	$30	$88	$94
TD Ameritrade (included in equity in net income of an
investment in associate)	14	14	13	41	43
MBNA Canada	9	9	8	27	22
Software	40	39	32	117	98
Other	6	5	8	17	19
Amortization of intangibles, net of income taxes	$99	$97	$91	$290	$276
1
Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 8

Economic Profit and Return on Common Equity
The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Average common equity	$46,342	$45,651	$42,333	$45,475	$41,012
Rate charged for average common equity	9.0%	9.0%	9.0%	9.0%	9.0%
Charge for average common equity	$1,051	$1,002	$958	$3,061	$2,763
Net income available to common shareholders
– reported	$1,463	$1,648	$1,628	$4,826	$4,649
Items of note impacting income, net of income taxes[1]	61	110	117	297	444
Net income available to common shareholders
– adjusted	$1,524	$1,758	$1,745	$5,123	$5,093
Economic profit[2]	$473	$756	$787	$2,062	$2,330
Return on common equity – adjusted	13.0%	15.8%	16.4%	15.1%	16.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity.

SIGNIFICANT EVENTS IN 2013

Acquisition of Target Corporation’s U.S. Credit Card Portfolio
On March 13, 2013, the Bank acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolios, with a gross outstanding balance of $5.8 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.
Under the terms of the program agreement, the Bank and Target Corporation will share in the profits generated by the portfolios. Target Corporation will be responsible for all elements of operations and customer service, and will bear most of the operating costs to service the assets. The Bank will control risk management policies and regulatory compliance and will bear all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to July 31, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.
At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Interim Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s net share of revenue and credit losses is recorded in Non-interest expenses on the Interim Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Interim Consolidated Balance Sheet.

Acquisition of Epoch
On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch) for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to July 31, 2013, have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $36 million of tangible assets, and $12 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $650 million has been allocated to customer relationship intangibles of $149 million and goodwill of $501 million.

Sale of TD Waterhouse Institutional Services
On August 1, 2013, subsidiaries of the Bank and National Bank of Canada entered into an agreement to sell the Bank’s institutional services business, known as TD Waterhouse Institutional Services. The transaction price is $250 million, subject to a price adjustment mechanism based on asset retention. The transaction is subject to the receipt of regulatory approval and other customary closing conditions, and is expected to close in calendar 2013.

Agreement with Aimia Inc. (Aimia)
On August 12, 2013, the Bank and Aimia announced that the Bank will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014. On August 26, 2013, the Bank announced that it would continue to discuss with Aimia and Canadian Imperial Bank of Commerce (CIBC) to negotiate a broad framework that could see CIBC retain cards held by their franchise banking customers, with TD to acquire the remainder. There can be no assurance that an agreement will be reached.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the third quarter of 2013 against the financial performance indicators included in the 2012 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document.
•
Adjusted diluted earnings per share for the nine months ended July 31, 2013 decreased 1% from the same period last year, reflecting lower Insurance earnings partially offset by strong growth in the Canadian and U.S. Personal and Commercial Banking businesses. The Bank’s goal is to achieve 7-10% adjusted earnings per share growth over the medium term.

•	Adjusted return on risk-weighted assets (RWA) for the nine months ended July 31, 2013 was 2.52%.
•	For the twelve months ended July 31, 2013, the total shareholder return was 14% which was below the Canadian peer average of 17%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year.
Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three and nine months ended July 31, 2013, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2013 vs.	July 31, 2013 vs.
	July 31, 2012	July 31, 2012
U.S. Personal and Commercial Banking
Increased (decreased) total revenue – reported	$18	$17
Increased (decreased) total revenue – adjusted	18	17
Increased (decreased) non-interest expenses – reported	11	9
Increased (decreased) non-interest expenses – adjusted	11	12
Increased (decreased) net income – reported, after tax	4	3
Increased (decreased) net income – adjusted, after tax	4	3

TD Ameritrade
Increase (decrease) in share of earnings, after tax	$1	$–
Increase (decrease) in basic earnings per share – reported	$0.01	$0.01
Increase (decrease) in basic earnings per share – adjusted	$0.01	$0.01

Economic Summary and Outlook
The Canadian economy has made further progress so far this year, with economic growth in the January-March period of 2.5%, providing evidence that Canada has recovered from last year’s growth slump. However, further near-term progress will likely remain uneven, particularly in the wake of the severe flooding in southern Alberta, continued softness in global growth and weakness in commodity prices. Overall, the picture for the Canadian economy is one of subdued economic expansion this year.
Specifically, domestic demand is likely to be modest as both consumers and governments restrain spending to focus on balancing their finances. Consumers have already made progress slowing their pace of debt accumulation. Household credit growth has slowed to its lowest rate since 1996, and residential mortgage credit growth has also cooled in line with broad trends in the housing market.
Canada’s housing market slowed in the wake of tighter mortgage restrictions last year, but very recently has seen some strength as the effects of the rule changes have ebbed. Existing home sales have been trending up so far this year, after declining last year, while price increases at the national level remain modest. Housing starts were also slightly stronger earlier this spring, but we do not expect the gains to be maintained and residential construction is likely to cool further. Job growth has slowed from last year, and the unemployment rate has plateaued at just over 7% as of July 2013.
While price conditions for several key commodities remain challenging, Canada’s exports have gained some momentum this year, after having been a key area of weakness since the financial crisis. Exports are expected to improve alongside better prospects for the U.S. economy later this year. Given this subdued economic backdrop for 2013, the Bank of Canada is likely to keep interest rates unchanged this year. As the global economic growth backdrop improves in 2014, the Bank of Canada is likely to start increasing interest rates very gradually later next year.
Growth in the U.S. economy has continued to improve, as the private sector gains momentum alongside its housing sector. The housing market recovery is in its early stages supported by demographics and job growth. However, economic growth is currently impeded by significant fiscal drag, which is the result of tax increases and government spending cuts. This fiscal drag should diminish in the second half of this year and into 2014, helping overall growth in the economy accelerate. Despite these fiscal headwinds, job growth has remained relatively strong and the unemployment rate is expected to decline further over the next 18 months. In light of the improvement in the economic data, the U.S. Federal Reserve is expected to reduce its extraordinary asset purchases program in the coming months. However, interest rate increases are not expected to occur until the second half of 2015.

Net Income
Quarterly comparison – Q3 2013 vs. Q3 2012
Reported net income for the quarter was $1,527 million, a decrease of $176 million, or 10%, compared with the third quarter last year. Adjusted net income for the quarter was $1,588 million, a decrease of $232 million, or 13%, compared with the third quarter last year. The decrease in adjusted net income was primarily due to lower earnings in the Wealth and Insurance and Wholesale Banking segments, partially offset by higher earnings in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Wealth and Insurance net income decreased primarily due to additional Insurance Charges (as described further in the Wealth and Insurance discussion in the “How Our Businesses Performed” section of this document), partially offset by higher earnings in Wealth and TD Ameritrade. Wholesale Banking net income decreased primarily due to lower trading-related revenue, partially offset by lower non-interest expenses. Canadian Personal and Commercial Banking net income increased primarily due to loan and deposit volume growth and favourable credit performance. U.S. Personal and Commercial Banking net income increased primarily due to strong loan growth and higher gains on sales of securities, partially offset by lower margins.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 10

Quarterly comparison – Q3 2013 vs. Q2 2013
Reported net income for the quarter decreased $196 million, or 11%, compared with the prior quarter. Adjusted net income for the quarter decreased $245 million, or 13%, compared with the prior quarter. The decrease in adjusted net income was primarily due to lower earnings in the Wealth and Insurance and Wholesale Banking segments, partially offset by an increase in Canadian Personal and Commercial Banking. Wealth and Insurance net income decreased due to additional Insurance Charges, partially offset by higher earnings in Wealth and TD Ameritrade. Wholesale Banking net income decreased primarily due to lower trading-related revenue and decreased gains in the investment portfolio, partially offset by lower non-interest expenses. Canadian Personal and Commercial Banking net income increased primarily due to three extra calendar days in the current quarter, lower provision for credit losses, and higher volumes and margins.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Reported net income was $5,040 million, an increase of $166 million, or 3%, compared with the same period last year. Adjusted net income was $5,337 million, an increase of $19 million. The increase in adjusted net income was primarily due to higher earnings in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, partially offset by a decrease in Wealth and Insurance. Canadian Personal and Commercial Banking net income increased primarily due to loan and deposit volume growth and favourable credit performance, partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and one less calendar day in the current period. U.S. Personal and Commercial Banking net income increased primarily due to strong loan growth and higher gains on sales of securities, partially offset by lower margins. Wealth and Insurance net income decreased primarily due to additional Insurance Charges, partially offset by higher earnings in Wealth and TD Ameritrade.

Net Interest Income
Quarterly comparison – Q3 2013 vs. Q3 2012
Reported and adjusted net interest income for the quarter was $4,146 million, an increase of $329 million, or 9%, compared with the third quarter last year. The increase in adjusted net interest income was driven by increases in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking, and Wholesale Banking segments. U.S. Personal and Commercial Banking net interest income increased primarily due to revenue from the Target asset acquisition and strong organic loan and deposit growth, partially offset by lower margins and acquired loan accretion. Canadian Personal and Commercial Banking net interest income increased primarily due to portfolio volume growth, partially offset by an elevated MBNA contribution in the third quarter last year from better credit performance on acquired loans. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

Quarterly comparison – Q3 2013 vs. Q2 2013
Reported and adjusted net interest income for the quarter increased $244 million, or 6%, compared with the prior quarter. The increase in adjusted net interest income was driven by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to volume growth and three extra calendar days in the current quarter. U.S. Personal and Commercial Banking net interest income increased primarily due to full quarter impact of the Target asset acquisition and strong organic loan and deposit growth, partially offset by lower margins.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Reported net interest income of $11,894 million increased $710 million, or 6%, compared with the same period last year. Adjusted net interest income was $11,894 million, an increase of $674 million, or 6%. The increase in adjusted net interest income was driven by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wholesale Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to portfolio volume growth and an additional month of MBNA, partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and the impact of one less calendar day in the current period. U.S. Personal and Commercial Banking net interest income increased primarily due to credit card revenue from the Target asset acquisition and strong organic loan and deposit growth, partially offset by lower margins. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

Non-Interest Income
Quarterly comparison – Q3 2013 vs. Q3 2012
Reported non-interest income for the quarter was $1,799 million, a decrease of $225 million, or 11%, compared with the third quarter last year. Adjusted non-interest income for the quarter was $1,717 million, a decrease of $304 million, or 15%, compared with the third quarter last year. The decrease in adjusted non-interest income was driven by decreases in the Wealth and Insurance and Wholesale Banking segments, partially offset by an increase in U.S. Personal and Commercial Banking. Wealth and Insurance non-interest income decreased primarily due to additional Insurance Charges in the Insurance business (as described further in the Wealth and Insurance discussion in the “How Our Businesses Performed” section of this document), partially offset by higher fee-based revenue from asset growth, the addition of Epoch, and improved trading volumes in the Wealth business. Wholesale Banking non-interest income decreased primarily due to lower trading-related revenue. U.S. Personal and Commercial Banking non-interest income increased primarily due to credit card revenue from the Target asset acquisition and higher gains on sales of securities including debt securities classified as loans.

Quarterly comparison – Q3 2013 vs. Q2 2013
Reported non-interest income for the quarter decreased $299 million, or 14%, compared with the prior quarter. Adjusted non-interest income for the quarter decreased $406 million, or 19%, compared with the prior quarter. The decrease in adjusted non-interest income was driven by decreases in the Wealth and Insurance and Wholesale Banking segments, partially offset by an increase in U.S. Personal and Commercial Banking. Wealth and Insurance non-interest income decreased primarily due to additional Insurance Charges in the Insurance business, partially offset by the inclusion of a full quarter of Epoch in the Wealth business and higher fee-based revenue from asset growth. Wholesale Banking non-interest income decreased primarily due to lower trading-related revenue and decreased gains in the investment portfolio. U.S. Personal and Commercial Banking non-interest income increased primarily due to full quarter impact of the Target asset acquisition and higher gains on sales of securities including debt securities classified as loans.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Reported non-interest income was $6,022 million, a decrease of $27 million compared with the same period last year. Adjusted non-interest income was $5,934 million, a decrease of $173 million, or 3%. The decrease in adjusted non-interest income was driven by decreases in the Wealth and Insurance and Wholesale Banking segments, partially offset by an increase in U.S. Personal and Commercial Banking. Wealth and Insurance non-interest income decreased primarily due to additional Insurance Charges in the Insurance business, partially offset by higher fee-based revenue from asset growth and the addition of Epoch in the Wealth business. Wholesale Banking non-interest income decreased primarily due to lower trading-related revenue and reduced mergers and acquisitions (M&A) and underwriting fees. U.S. Personal and Commercial Banking non-interest income increased primarily due to higher gains on sales of securities including debt securities classified as loans.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 11

Provision for Credit Losses
Quarterly comparison – Q3 2013 vs. Q3 2012
Reported PCL for the quarter was $477 million, an increase of $39 million, or 9%, compared with the third quarter last year. Adjusted PCL for the quarter was $412 million, a decrease of $67 million, or 14%, compared with the third quarter last year. The decrease in adjusted PCL was primarily due to lower provisions in the Canadian Personal and Commercial Banking and Corporate segments, partially offset by an increase in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking PCL decreased primarily due to favourable credit performance and lower bankruptcies in credit cards. Corporate segment PCL decreased primarily due to a reduction in allowance for incurred but not identified credit losses relating to the Canadian loan portfolio. U.S. Personal and Commercial Banking PCL increased primarily due to provisions for credit card loans acquired from the Target asset acquisition and auto loans, partially offset by improved credit quality of commercial loans.

Quarterly comparison – Q3 2013 vs. Q2 2013
Reported PCL for the quarter increased $60 million, or 14%, compared with the prior quarter. Adjusted PCL for the quarter decreased $5 million, or 1%. The decrease in adjusted PCL was primarily due to lower provisions in the Canadian Personal and Commercial Banking and Corporate segments, partially offset by increases in the U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking PCL decreased primarily due to a provision against a single client in the prior quarter and higher recoveries in the current quarter. Corporate segment PCL decreased primarily due to a reduction in allowance for incurred but not identified credit losses relating to the Canadian loan portfolio. U.S. Personal and Commercial Banking PCL increased primarily due to higher provisions for credit card loans acquired from the Target asset acquisition and auto loans, partially offset by improved credit quality of commercial loans. Wholesale Banking PCL increased primarily due to a specific credit provision in the corporate lending and investment portfolio.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Reported PCL was $1,279 million, an increase of $49 million, or 4%, compared with the same period last year. Adjusted PCL was $1,214 million, a decrease of $178 million, or 13%. The decrease in adjusted PCL was primarily due to lower provisions in the Canadian Personal and Commercial Banking and Corporate segments, partially offset by higher provisions in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking PCL decreased primarily due to better credit performance, enhanced collection strategies, and low bankruptcies. Corporate segment PCL decreased primarily due to a reduction in allowance for incurred but not identified credit losses relating to the Canadian loan portfolio. U.S. Personal and Commercial Banking PCL increased primarily due to higher provisions for credit card loans acquired from the Target asset acquisition and auto loans, partially offset by improved credit quality of commercial loans.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$63	$80	$92	$203	$333
Provision for credit losses – individually insignificant	404	400	348	1,233	1,008
Recoveries	(114)	(96)	(76)	(297)	(218)
Total provision for credit losses for counterparty-specific and individually insignificant	353	384	364	1,139	1,123
Provision for credit losses – incurred but not identified
Canadian Personal and Commercial Banking and Wholesale Banking	37	(25)	55	(13)	104
U.S. Personal and Commercial Banking	87	58	19	153	3
Total provision for credit losses – incurred but not identified	124	33	74	140	107
Provision for credit losses – reported	$477	$417	$438	$1,279	$1,230

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison – Q3 2013 vs. Q3 2012
Reported non-interest expenses for the quarter were $3,764 million, an increase of $293 million, or 8%, compared with the third quarter last year. Adjusted non-interest expenses were $3,662 million, an increase of $430 million, or 13%, compared with the third quarter last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Personal and Commercial Banking, Wealth and Insurance, and Corporate segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking expenses increased primarily due to expenses related to the Target asset acquisition and investments in growth initiatives, partially offset by productivity gains. Wealth and Insurance non-interest expenses increased primarily due to the addition of Epoch, higher variable expenses in the Wealth business driven by increased revenue, and increased costs to support business growth, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business. Corporate segment non-interest expenses increased primarily due to increased pension and strategic initiative costs. Wholesale Banking non-interest expenses decreased primarily due to lower variable compensation driven by lower revenue and lower legal provisions.
The Bank’s reported efficiency ratio worsened to 63.3%, compared with 59.4% in the third quarter last year. The Bank’s adjusted efficiency ratio worsened to 62.5%, compared with 55.4% in the third quarter last year.

Quarterly comparison – Q3 2013 vs. Q2 2013
Reported non-interest expenses for the quarter increased $138 million, or 4%, compared with the prior quarter. Adjusted non-interest expenses increased $144 million, or 4%, compared with the prior quarter. The increase in adjusted non-interest expenses was driven by higher expenses in U.S Personal and Commercial Banking, partially offset by a decrease in Wholesale Banking. U.S Personal and Commercial Banking non-interest expenses increased primarily due to increased expenses due to full quarter effect of the Target asset acquisition and timing of planned initiatives. Wholesale Banking non-interest expenses decreased primarily due to lower variable compensation driven by lower revenue.
The Bank’s reported efficiency ratio worsened to 63.3%, compared with 60.5% in the prior quarter. The Bank’s adjusted efficiency ratio worsened to 62.5%, compared with 58.4% in the prior quarter.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Reported non-interest expenses were $10,885 million, an increase of $493 million, or 5%, compared with the same period last year. Adjusted non-interest expenses were $10,480 million, an increase of $811 million, or 8%. The increase in adjusted non-interest expenses was driven by increases in the U.S. Personal and Commercial Banking, Wealth and Insurance, Canadian Personal and Commercial Banking, and Corporate segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking non-interest expenses increased primarily due to expenses related to the Target asset acquisition and the timing of planned initiatives. Wealth and Insurance non-interest expenses increased primarily due to higher variable expenses in the Wealth business driven by increased revenue, the addition of Epoch, and increased costs to support business growth, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business. Canadian Personal and Commercial Banking non-interest expenses increased primarily due to the inclusion of an additional month of MBNA, volume growth, merit increases, and investment in business initiatives, largely offset by productivity gains. Corporate segment non-interest expenses increased primarily driven by increased pension and strategic initiative costs. Wholesale Banking non-interest expenses decreased primarily due to lower variable compensation driven by lower revenue and lower operating expenses.
The Bank’s reported efficiency ratio worsened to 60.8% compared with 60.3% in the same period last year. The Bank’s adjusted efficiency ratio worsened to 58.8%, compared with 55.8% in the same period last year.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 12

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective income tax rate was 14.8% for the third quarter, compared with 15.1% in the same quarter last year and 14.9% in the prior quarter. The current period decrease was largely due to a lower effective tax rate in U.S. Personal and Commercial Banking reflecting higher low income housing tax credits and business mix.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
	2013		2013		2012		2013		2012
Income taxes at Canadian statutory income tax rate	$449	26.3%	$513	26.2%	$515	26.4%	$1,510	26.3%	$1,484	26.4%
Increase (decrease) resulting from:
Dividends received	(56)	(3.3)	(61)	(3.1)	(72)	(3.7)	(173)	(3.0)	(176)	(3.1)
Rate differentials on international operations	(148)	(8.7)	(121)	(6.2)	(109)	(5.6)	(399)	(6.9)	(346)	(6.2)
Future federal and provincial tax rate changes	–	–	–	–	(18)	(0.9)	–	–	(18)	(0.3)
Other	7	0.5	(40)	(2.0)	(25)	(1.1)	(35)	(0.7)	(30)	(0.5)
Provision for income taxes and effective
income tax rate – reported	$252	14.8%	$291	14.9%	$291	15.1%	$903	15.7%	$914	16.3%

The Bank’s adjusted effective tax rate was 16.2% for the quarter, lower than 18.0% in the same quarter last year and higher than 15.7% in the prior quarter. The year-over-year decrease was largely due to a lower effective tax rate in U.S. Personal and Commercial Banking reflecting higher low income housing tax credits and business mix.

TABLE 10: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Provision for income taxes – reported	$252	$291	$291	$903	$914
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	24	23	23	70	73
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(12)	3	(2)	(16)	2
Integration charges and direct transaction costs relating to U.S.
Personal and Commercial Banking acquisitions	–	–	–	–	2
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	–	–	(1)	–	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the
Chrysler Financial acquisition	–	–	3	–	7
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	9	11	10	28	28
Litigation reserve	–	–	51	27	165
Reduction of allowance for incurred but not identified credit losses	–	–	(11)	–	(42)
Positive impact due to changes in statutory income tax rates	–	–	18	–	18
Impact of Alberta flood on the loan portfolio	17	–	–	17	–
Total adjustments for items of note	38	37	91	126	254
Provision for income taxes – adjusted	$290	$328	$382	$1,029	$1,168
Effective income tax rate – adjusted[3]	16.2%	15.7%	18.0%	16.8%	18.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition were reported in the Corporate segment.
Effective March 13, 2013, results of the acquisition of Target’s U.S. credit card portfolio (Target) are reported in U.S. Personal and Commercial Banking. Effective March 27, 2013, the results of Epoch Investment Partners, Inc. (Epoch) are reported in Wealth and Insurance.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2012 Annual Report, and Note 28 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $80 million, compared with $71 million in the third quarter last year, and $77 million in the prior quarter.

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income	$2,126	$2,010	$2,055	$6,194	$5,952
Non-interest income	695	655	675	2,015	1,951
Total revenue – reported	2,821	2,665	2,730	8,209	7,903
Total revenue – adjusted	2,821	2,665	2,730	8,209	7,939
Provision for credit losses	216	245	288	705	845
Non-interest expenses – reported	1,281	1,267	1,259	3,774	3,645
Non-interest expenses – adjusted	1,248	1,226	1,224	3,668	3,574
Net income – reported	$973	$847	$864	$2,740	$2,498
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	24	30	25	78	79
Net income – adjusted	$997	$877	$889	$2,818	$2,577
Selected volumes and ratios
Return on common equity – reported	49.4%	44.6%	44.1%	47.2%	43.2%
Return on common equity – adjusted	50.6%	46.3%	45.4%	48.6%	44.6%
Margin on average earning assets (including securitized assets)
– reported	2.83%	2.80%	2.86%	2.81%	2.82%
Margin on average earning assets (including securitized assets)
– adjusted	2.83%	2.80%	2.86%	2.81%	2.84%
Efficiency ratio – reported	45.4%	47.5%	46.1%	46.0%	46.1%
Efficiency ratio – adjusted	44.2%	46.0%	44.8%	44.7%	45.0%
Number of Canadian retail stores	1,169	1,165	1,160	1,169	1,160
Average number of full-time equivalent staff	28,345	28,048	31,270	28,262	30,994
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2013 vs. Q3 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis was a record $973 million, an increase of $109 million, or 13%, compared with the third quarter last year. Adjusted net income for the quarter was a record $997 million, an increase of $108 million, or 12%, compared with the third quarter last year. The increase in adjusted earnings was primarily driven by loan and deposit volume growth, stable margins, favourable credit performance, and effective cost management, partially offset by an elevated MBNA contribution in the third quarter last year from better credit performance on acquired loans. The reported annualized return on common equity for the quarter was 49.4%, while the adjusted annualized return on common equity was 50.6%, compared with 44.1% and 45.4% respectively, in the third quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Revenue for the quarter was a record $2,821 million, an increase of $91 million, or 3%, compared with the third quarter last year. Net interest income growth was driven by portfolio volume growth, partially offset by an elevated MBNA contribution in the third quarter last year from better credit performance on acquired loans. The personal banking business generated solid lending volume growth of $8 billion, or 3%, reflecting a slowing housing market and continued consumer deleveraging. Compared with the third quarter last year, average real estate secured lending volume increased $8.2 billion, or 4%. Auto lending average volume increased $0.2 billion, or 2%, while all other personal lending average volumes decreased $0.4 billion, or 1%, largely driven by managed declines in the MBNA portfolio. Business loans and acceptances average volumes increased $5.4 billion, or 13%. Average personal deposit volumes increased $4 billion, or 3%, while average business deposit volumes increased $5.4 billion, or 8%. Margin on average earning assets was 2.83%, a 3 basis point (bps) decrease primarily due to the impact on deposit margins from the low rate environment and the MBNA credit mark release in the third quarter last year. Non-interest income increased $20 million, or 3%, primarily due to volume-related fee growth and retail sales initiatives.
PCL for the quarter was $216 million, a decrease of $72 million, or 25%, compared with the third quarter last year. Personal banking PCL was $211 million, a decrease of $61 million, or 22%, due primarily to better credit performance and low bankruptcies principally in credit cards. Business banking PCL was $5 million, a decrease of $11 million, compared with the third quarter last year primarily due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.28%, a decrease of 11 bps, compared with the third quarter last year. Net impaired loans were $880 million, an increase of $17 million, or 2%, compared with the third quarter last year. Net impaired loans as a percentage of total loans were 0.29%, in line with the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 14

Reported non-interest expenses for the quarter were $1,281 million, an increase of $22 million, or 2%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $1,248 million, an increase of $24 million, or 2%, compared with the third quarter last year driven by volume growth, merit increases, and investment in initiatives to grow the business. These increases were partially offset by productivity gains.
The average full-time equivalent (FTE) staffing levels decreased by 2,925, or 9%, compared with the third quarter last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by 1% due to volume-related reductions and productivity initiatives, partially offset by increases in front line staff. The reported efficiency ratio for the quarter improved to 45.4%, compared with 46.1% in the third quarter last year, while the adjusted efficiency ratio improved to 44.2%, compared with 44.8% in the third quarter last year.

Quarterly comparison – Q3 2013 vs. Q2 2013
Canadian Personal and Commercial Banking net income for the quarter on a reported basis increased $126 million, or 15%, compared with the prior quarter. Adjusted net income for the quarter increased $120 million, or 14%, compared with the prior quarter. The increase in earnings was primarily due to three extra calendar days, lower provision for credit losses, higher volumes and margins. The reported annualized return on common equity for the quarter was 49.4%, while the adjusted annualized return on common equity was 50.6%, compared with 44.6% and 46.3% respectively, in the prior quarter.
Revenue for the quarter increased $156 million, or 6%, compared with the prior quarter, due primarily to three extra calendar days and volume growth. Compared with the prior quarter, average real estate secured lending volume increased $2.7 billion, or 1%. All other personal lending average volumes increased $0.3 billion, or 1%. Business loans and acceptances average volumes increased $1.3 billion, or 3%. Average personal deposit volumes increased $0.4 billion, while average business deposit volumes increased $2.9 billion, or 4%. Margin on average earning assets increased 3 bps primarily due to seasonal factors. Non-interest income increased $40 million, or 6%, primarily due to volume growth, three extra calendar days and retail sales initiatives.
PCL for the quarter decreased $29 million, or 12%, compared with the prior quarter. Personal banking PCL for the quarter decreased $1 million. Business banking PCL decreased $28 million due to a provision against a single client in the prior quarter and higher recoveries in the current quarter. Annualized PCL as a percentage of credit volume was 0.28%, a decrease of 5 bps, compared with the prior quarter. Net impaired loans decreased $29 million, or 3%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.30% as at April 30, 2013.
Reported non-interest expenses for the quarter increased $14 million, or 1%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $22 million, or 2%, compared with the prior quarter largely due to three extra calendar days.
The average FTE staffing levels increased by 297, or 1%, compared with the prior quarter primarily due to seasonal staffing requirements. The reported efficiency ratio for the quarter improved to 45.4%, compared with 47.5% in the prior quarter, while the adjusted efficiency ratio improved to 44.2%, compared with 46.0% in the prior quarter.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Canadian Personal and Commercial Banking reported net income for the nine months ended July 31, 2013 was $2,740 million, an increase of $242 million, or 10%, compared with the same period last year. Adjusted net income was $2,818 million, an increase of $241 million, or 9%, compared with the same period last year. The increase in adjusted earnings was primarily driven by solid loan and deposit volume growth, favourable credit performance, and effective cost management. These increases were partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and one less calendar day. The reported annualized return on common equity was 47.2%, while the adjusted annualized return on common equity was 48.6%, compared with 43.2% and 44.6% respectively, in the same period last year.
Reported revenue was $8,209 million, an increase of $306 million, or 4%, compared with the same period last year. Adjusted revenue was $8,209 million, an increase of $270 million, or 3%, compared with the same period last year. Net interest income growth was driven by portfolio volume growth and an additional month of MBNA, partially offset by an elevated MBNA contribution last year from better credit performance on acquired loans and the impact of one less calendar day. The personal lending business generated solid lending volume growth of $9.3 billion, or 4%, reflecting a slowing housing market and continued consumer deleveraging. Compared with the same period last year, average real estate secured lending volume increased $9.3 billion, or 4%. Auto lending average volume increased $0.2 billion, or 1%, while all other personal lending average volumes remained relatively stable. Business loans and acceptances average volume increased $5.3 billion, or 13%. Average personal deposit volumes increased $7.2 billion, or 5%, while average business deposit volumes increased $5.2 billion, or 8%. Margin on average earning assets was 2.81%, a 1 bp decrease on a reported basis or a 3 bps decrease on an adjusted basis, primarily due to the impact on deposit margins from the low rate environment and the MBNA credit mark releases last year. Non-interest income increased $64 million, or 3%, primarily due to volume-related fee growth and the inclusion of an additional month of MBNA.
PCL was $705 million, a decrease of $140 million, or 17%, compared with the same period last year. Personal banking PCL was $659 million, a decrease of $139 million, or 17%, due primarily to better credit performance, enhanced collection strategies, and low bankruptcies. Business banking PCL was $46 million, a decrease of $1 million, compared with the same period last year. Annualized PCL as a percentage of credit volume was 0.31%, a decrease of 8 bps, compared with the same period last year.
Reported non-interest expenses were $3,774 million, an increase of $129 million, or 4%, compared with the same period last year. Adjusted non-interest expenses were $3,668 million, an increase of $94 million, or 3%, compared with the same period last year. Excluding MBNA, expenses increased $49 million, or 1%, as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by productivity gains.
The average FTE staffing levels decreased by 2,732, or 9%, compared with the same period last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by 1% due to volume-related reductions and productivity gains. The reported efficiency ratio was 46.0%, or relatively flat, compared with 46.1% in the same period last year, while the adjusted efficiency ratio was 44.7%, or relatively flat, compared with 45.0% in the same period last year.

Business Outlook
During the third quarter, TD Canada Trust earned its 8th consecutive J.D. Power and Associates award for highest customer satisfaction levels among the Big Five Banks. We will continue to maintain our focus on delivering legendary customer service and convenience. Canadian Personal and Commercial Banking has posted very good year-to-date results driven by solid volume growth, good credit performance and effective expense management. We expect these drivers to largely hold for the fourth quarter. In the next year, we expect modest downward pressure on our margins, with small fluctuations in our quarterly margins, depending on product mix, seasonal factors and interest rate movement. Overall, we expect to deliver very good adjusted earnings growth for 2013.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 15

TABLE 12: WEALTH AND INSURANCE
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income	$144	$140	$148	$432	$436
Insurance revenue (loss), net of claims and related expenses[1]	(198)	294	270	421	881
Income (loss) from financial instruments designated at fair value
through profit or loss	(40)	10	18	(35)	11
Non-interest income – other	684	647	573	1,940	1,728
Total revenue	590	1,091	1,009	2,758	3,056
Non-interest expenses	711	710	632	2,091	1,924
Wealth and Insurance net income (loss), before TD Ameritrade	(62)	311	304	579	916
Wealth	181	158	154	504	453
Insurance	(243)	153	150	75	463
TD Ameritrade	69	53	56	169	158
Total Wealth and Insurance	$7	$364	$360	$748	$1,074
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)[2]	$279	$275	$249	$279	$249
Assets under management – Wealth (billions of Canadian dollars)[3]	246	247	204	246	204
Gross originated insurance premiums	1,049	923	989	2,779	2,629
Return on common equity	0.4%	25.2%	20.9%	16.6%	21.5%
Efficiency ratio	120.5%	65.1%	62.6%	75.8%	63.0%
Average number of full-time equivalent staff	11,661	11,751	11,981	11,664	11,961
1
Insurance revenue (loss), net of claims and related expenses is included in the Non-interest income line on the Bank’s Interim Consolidated Statement of Income. For the three and nine months ended July 31, 2013, the claims and related expenses were $1,140 million and $2,345 million, respectively (three and nine months ended July 31, 2012 – $645 million and $1,736 million, respectively).

2	The July 31, 2012 result for Wealth assets under administration was restated to conform with the presentation adopted in the fourth quarter of 2012.
3	As at July 31, 2013, the Wealth assets under management includes $29 billion (April 30, 2013 – $28 billion) related to Epoch.

As announced on July 30, 2013, the Bank took charges of $565 million ($418 million after tax) in the quarter ended July 31, 2013 to strengthen reserves for general insurance automobile claims and for claims resulting from severe weather-related events in southern Alberta and the Greater Toronto Area (referred to in this MD&A as the “additional Insurance Charges”).

Quarterly comparison – Q3 2013 vs. Q3 2012
Wealth and Insurance net income for the quarter was $7 million, a decrease of $353 million compared with the third quarter last year. Higher earnings from Wealth and TD Ameritrade were largely offset by the loss in the Insurance business. Wealth and Insurance net loss excluding TD Ameritrade was $62 million, a decrease of $366 million compared with the third quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $69 million, an increase of $13 million, or 23%, compared with the third quarter last year, mainly driven by higher TD Ameritrade earnings. For its third quarter ended June 30, 2013, TD Ameritrade reported net income was US$184 million, an increase of US$30 million, or 19%, compared with the third quarter last year, primarily driven by increased transaction-based revenue from higher trading volumes and increased fee-based revenue from higher asset balances. The annualized return on common equity for the quarter for Wealth and Insurance was 0.4%, compared with 20.9% in the third quarter last year.
Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $590 million, a decrease of $419 million, or 42%, compared to the third quarter last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth, the addition of Epoch, and improved trading volumes. In the Insurance business, revenue decreased due to additional Insurance Charges and the sale of the U.S. Insurance business.
Non-interest expenses for the quarter were $711 million, an increase of $79 million, or 13%, compared with the third quarter last year, primarily due to the addition of Epoch, higher variable expenses in the Wealth business driven by increased revenue, and increased costs to support business growth in Wealth and Insurance including employee-related costs, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Assets under administration of $279 billion as at July 31, 2013, increased $30 billion, or 12%, compared with July 31, 2012. Assets under management of $246 billion as at July 31, 2013 increased $42 billion, or 21%, compared with July 31, 2012. The increase in assets under administration was mainly driven by net new client assets and an increase in the market value of assets. The increase in assets under management was mainly driven by the addition of $29 billion of Epoch assets under management, net new client assets, and an increase in the market value of assets,
Gross originated insurance premiums were $1,049 million, an increase of $60 million, or 6%, compared with the third quarter last year primarily due to organic business growth.
The average FTE staffing levels decreased by 320, or 3%, compared to the third quarter last year, primarily due to the sale of the U.S. Insurance business, partially offset by an increase in staffing from business growth. The efficiency ratio for the current quarter was 120.5% due to additional Insurance Charges, compared with 62.6% in the third quarter last year.

Quarterly comparison – Q3 2013 vs. Q2 2013
Wealth and Insurance net income for the quarter decreased $357 million compared with the prior quarter. Higher earnings from Wealth and TD Ameritrade were largely offset by the loss in the Insurance business. Wealth and Insurance net income excluding TD Ameritrade decreased $373 million, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $16 million, or 30%, compared with the prior quarter, mainly driven by higher TD Ameritrade earnings. For its third quarter ended June 30, 2013, TD Ameritrade reported net income increased US$40 million, or 28%, compared with the prior quarter mainly driven by increased transaction-based revenue from higher trading volumes. The annualized return on common equity for the quarter was 0.4%, compared with 25.2% in the prior quarter.
Revenue for the quarter decreased $501 million, or 46%, compared with the prior quarter. In the Wealth business, revenue increased mainly due to the addition of a full quarter of Epoch and higher fee-based revenue from asset growth. In the Insurance business, revenue decreased due to additional Insurance Charges.
Non-interest expenses for the quarter remained relatively flat compared to the prior quarter.
Assets under administration of $279 billion as at July 31, 2013 increased by $4 billion, or 1%, compared with April 30, 2013. Assets under management of $246 billion as at July 31, 2013 decreased by $1 billion, compared with April 30, 2013. Assets were relatively flat compared to the prior quarter as increases in net new client assets were offset by decreases in the market value of assets.
Gross originated insurance premiums increased $126 million, or 14%, compared with the prior quarter due largely to seasonality.
The average FTE staffing levels for the current quarter decreased by 90 compared with the prior quarter. The efficiency ratio for the current quarter was 120.5% due to additional Insurance Charges, compared with 65.1% in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 16

Year-to-date comparison – Q3 2013 vs. Q3 2012
Wealth and Insurance net income for the nine months ended July 31, 2013 was $748 million, a decrease of $326 million, or 30%, compared with the same period last year, reflecting lower earnings in the Insurance business, partially offset by higher earnings in Wealth and TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade was $579 million, a decrease of $337 million, or 37%, compared with the same period last year. The Bank’s reported investment in TD Ameritrade generated net income of $169 million, an increase of $11 million, or 7%, compared with the same period last year, mainly driven by higher TD Ameritrade earnings. For its nine months ended June 30, 2013, TD Ameritrade reported net income was US$474 million, an increase of US$32 million, or 7%, compared with the same period last year, primarily driven by increased fee-based revenue from higher asset balances and increased transaction-based revenue from higher trading volumes and lower expenses, partially offset by tax-related items. Wealth and Insurance’s annualized return on common equity was 16.6% compared with 21.5% in the same period last year.
Revenue was $2,758 million, a decrease of $298 million, or 10%, compared to the same period last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and the addition of Epoch. In the Insurance business, revenue decreased due to additional Insurance Charges, and the sale of the U.S. Insurance business, partially offset by premium volume growth.
Non-interest expenses were $2,091 million, an increase of $167 million, or 9%, compared with the same period last year. The increase was primarily due to higher variable expenses in the Wealth business driven by increased revenue, the addition of Epoch including integration costs, and increased costs to support business growth in Wealth and Insurance including employee related costs, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Gross originated insurance premiums were $2,779 million, an increase of $150 million, or 6%, compared with the same period last year primarily due to organic business growth.
The average FTE staffing levels decreased by 297, or 2%, compared with the same period last year, primarily due to the sale of the U.S. Insurance business. The efficiency ratio was 75.8% due to additional Insurance Charges, compared with 63.0% in the same period last year.

Business Outlook
Our Wealth business continues to experience good momentum from net new asset growth. We are focused on enhancing client experience and managing expenses prudently, and the business remains on track to deliver strong results for the year as long as the capital markets remain healthy.
As we announced on July 30, 2013, we expect a modest decline in earnings in our Insurance business in the medium term, from the normalized 2012 level of $600 million. While we continue to monitor developments in the insurance industry, we believe, despite these challenges, the Insurance business has good long-term growth prospects.

TD AMERITRADE HOLDING CORPORATION
Refer to Note 8 to the Bank’s Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 17

TABLE 13: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	July 31	April 30	July 31	July 31	April 30	July 31
	2013	2013	2012	2013	2013	2012
Net interest income	$1,374	$1,268	$1,180	$1,334	$1,244	$1,160
Non-interest income	593	470	346	575	463	340
Total revenue	1,967	1,738	1,526	1,909	1,707	1,500
Provision for credit losses – loans	218	182	150	213	178	148
Provision for (recovery of) credit losses – debt
securities classified as loans	(11)	3	3	(11)	3	3
Provision for credit losses – acquired
credit-impaired loans[1]	16	12	22	15	12	22
Provision for credit losses	223	197	175	217	193	173
Non-interest expenses – reported	1,206	1,072	1,058	1,170	1,052	1,041
Non-interest expenses – adjusted	1,206	1,072	930	1,170	1,052	915
Net income – reported	$445	$398	$284	$432	$392	$279
Adjustments for items of note[2]
Litigation reserve	–	–	77	–	–	76
Net income – adjusted	$445	$398	$361	$432	$392	$355
Selected volumes and ratios
Return on common equity – reported	9.1%	8.6%	6.4%	9.1%	8.6%	6.4%
Return on common equity – adjusted	9.1%	8.6%	8.1%	9.1%	8.6%	8.1%
Margin on average earning assets (TEB)[3]	3.80%	3.67%	3.59%	3.80%	3.67%	3.59%
Efficiency ratio – reported	61.3%	61.7%	69.3%	61.3%	61.7%	69.3%
Efficiency ratio – adjusted	61.3%	61.7%	60.9%	61.3%	61.7%	60.9%
Number of U.S. retail stores	1,312	1,310	1,299	1,312	1,310	1,299
Average number of full-time equivalent staff	24,811	24,668	24,972	24,811	24,668	24,972

		For the nine months ended
	Canadian dollars			U.S. dollars
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Net interest income	$3,744	$3,515	$3,688	$3,479
Non-interest income	1,489	1,093	1,467	1,083
Total revenue	5,233	4,608	5,155	4,562
Provision for credit losses – loans	551	421	542	417
Provision for (recovery of) credit losses – debt securities
classified as loans	(5)	9	(5)	9
Provision for credit losses – acquired
credit-impaired loans[1]	50	95	50	95
Provision for credit losses	596	525	587	521
Non-interest expenses – reported	3,271	3,196	3,223	3,166
Non-interest expenses – adjusted	3,174	2,772	3,125	2,744
Net income – reported	$1,158	$812	$1,140	$802
Adjustments for items of note[2]
Integration charges and direct transaction
costs relating to U.S. Personal and
Commercial Banking acquisitions	–	9	–	9
Litigation reserve	70	248	71	247
Net income – adjusted	$1,228	$1,069	$1,211	$1,058
Selected volumes and ratios
Return on common equity – reported	8.3%	6.1%	8.3%	6.1%
Return on common equity – adjusted	8.8%	8.1%	8.8%	8.1%
Margin on average earning assets (TEB)[3]	3.58%	3.65%	3.58%	3.65%
Efficiency ratio – reported	62.5%	69.4%	62.5%	69.4%
Efficiency ratio – adjusted	60.7%	60.2%	60.7%	60.2%
Number of U.S. retail stores	1,312	1,299	1,312	1,299
Average number of full-time equivalent staff	24,896	24,934	24,896	24,934
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q3 2013 vs. Q3 2012
U.S. Personal and Commercial Banking reported and adjusted net income, in Canadian dollar terms, for the quarter was $445 million, an increase of $161 million, or 57%, on a reported basis, and an increase of $84 million, or 23%, on an adjusted basis, compared with the third quarter last year. In U.S. dollar terms, reported and adjusted net income for the quarter was US$432 million, an increase of US$153 million, or 55%, on a reported basis, and an increase of US$77 million, or 22%, on an adjusted basis compared with the third quarter last year. Results include the Bank’s share of Target credit card earnings subsequent to the acquisition of approximately US$5.6 billion of credit card receivables in the second quarter of this year. Revenue and expenses related to Target are reported on a gross basis on the income statement and non-interest expenses include the Bank’s expenses related to the business, and amounts due to Target under the credit card program agreement. The increase in earnings was primarily due to strong loan growth, higher gains on sales of securities, including the sale of a portion of the non-agency collateralized mortgage obligations (CMO) portfolio, and a reduction in litigation expenses, partially offset by lower margins. The reported and adjusted annualized return on common equity for the quarter was 9.1%, compared with 6.4% on a reported basis and 8.1% on an adjusted basis in the third quarter last year.
U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending, and credit cards. In U.S. dollar terms, revenue for the quarter was US$1,909 million, an increase of US$409 million, or 27%, compared with the third quarter last year primarily due to the inclusion of revenue from the Target asset acquisition, strong organic loan and deposit growth and higher gains on sales of securities, partially offset by lower margins and acquired loan accretion. Gains on sales of securities and debt securities classified as loans were US$118 million for the quarter, an increase of US$95 million compared to the third quarter last year. Excluding Target, average loans increased US$11 billion, or 12%, compared with the third quarter last year, with an 18% increase in personal loans and a 7% increase in business loans. Average deposits increased US$18 billion, or 11%, compared with the third quarter last year driven by 9% growth in personal deposit volume, 5% growth in business deposit volume, and 18% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.80%, a 21 bps increase compared with the third quarter last year due to the impact of a full quarter of Target, partially offset by core margin compression.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 18

PCL for the quarter was US$217 million, an increase of US$44 million, or 25%, compared with the third quarter last year. Personal banking PCL was US$204 million, an increase of US$100 million, or 96%, compared with the third quarter last year primarily due to Target-related PCL and increased provisions in auto loans. Business banking PCL was US$24 million, a decrease of US$42 million, or 64%, compared with the third quarter last year primarily due to improved credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.88%, an increase of 10 bps, compared with the third quarter last year reflecting the addition of Target-related PCL. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3%, flat compared with July 31, 2012. Net impaired debt securities classified as loans were US$1,033 million, a decrease of US$264 million, or 20%, compared with the third quarter last year, primarily resulting from sales and the continued runoff of these securities.
Reported non-interest expenses for the quarter were US$1,170 million, an increase of US$129 million, or 12%, compared with the third quarter last year primarily due to increased expenses related to Target and investments in growth initiatives, offset by lower litigation expenses and productivity gains. Adjusted non-interest expenses for the quarter were US$1,170 million, an increase of US$255 million, or 28%, compared with the third quarter last year primarily due to increased expenses related to Target and investments in growth initiatives, partially offset by productivity gains.
The average FTE staffing levels decreased by 161, as planned declines in the store network and TD Auto Finance U.S. were partially offset by increases related to investments in growth initiatives. The reported efficiency ratio for the quarter improved to 61.3%, compared with 69.3% in the third quarter last year, while the adjusted efficiency ratio was 61.3%, or relatively flat, compared with 60.9% in the third quarter last year.

Quarterly comparison – Q3 2013 vs. Q2 2013
U.S. Personal and Commercial Banking reported and adjusted net income, in Canadian dollar terms, for the quarter increased $47 million, or 12%, compared with the prior quarter. In U.S. dollar terms, reported and adjusted net income for the quarter increased US$40 million, or 10%, compared with the prior quarter. The annualized return on common equity for the quarter was 9.1%, compared with 8.6% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$202 million, or 12%, compared with the prior quarter primarily due to the full quarter impact of the Target acquisition, strong organic loan and deposit growth, and higher gains on sales of securities, including the sale of a portion of the non-agency CMO portfolio, partially offset by lower margins. Gains on sales of securities and debt securities classified as loans increased US$38 million compared to the prior quarter. Excluding Target, average loans increased US$2 billion, or 2%, compared with the prior quarter, with a 3% increase in personal loans and a 2% increase in business loans. Average deposits increased US$5 billion, or 3%, compared with the prior quarter. Margin on average earning assets increased by 13 bps to 3.80%, compared with the prior quarter due to the impact of a full quarter of Target, partially offset by core margin compression.
Total PCL for the quarter increased US$24 million, or 12%, compared with the prior quarter. Personal banking PCL increased US$58 million, or 40%, from the prior quarter primarily due to the full quarter impact of the Target acquisition and increased provisions in auto loans. Business banking PCL decreased US$20 million, or 45%, primarily due to improved credit quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.88%, an increase of 13 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3%, compared with 1.2% as at April 30, 2013. Net impaired debt securities classified as loans were US$1,033 million, a decrease of US$219 million, or 17%, compared with the prior quarter, primarily resulting from sales and continued runoff of these securities.
Reported and adjusted non-interest expenses for the quarter increased US$118 million, or 11%, compared with the prior quarter primarily due to increased expenses related to a full quarter of Target expenses and the timing of planned initiatives.
The average FTE staffing levels increased by 143 compared with the prior quarter due primarily to seasonal increases, and investments in growth initiatives, partially offset by planned declines in the store network and TD Auto Finance U.S. The reported and adjusted efficiency ratio for the quarter was 61.3%, or relatively flat, compared with 61.7% in the prior quarter.

Year-to-date comparison – Q3 2013 vs. Q3 2012
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the nine months ended July 31, 2013 was $1,158 million on a reported basis, an increase of $346 million, or 43%, and $1,228 million on an adjusted basis, an increase of $159 million, or 15%, compared with the same period last year. In U.S. dollar terms, reported net income was US$1,140 million, an increase of US$338 million, or 42%, and adjusted net income was US$1,211 million, an increase of US$153 million, or 14%. The increase in earnings was driven by loan growth, higher gains on sales of securities, and a reduction in litigation expenses, which more than offset the lower margins. The reported and adjusted annualized return on common equity were 8.3% and 8.8%, respectively, compared with 6.1% and 8.1%, respectively, in the same period last year.
In U.S. dollar terms, revenue was US$5,155 million, an increase of US$593 million, or 13%, compared with the same period last year primarily due to strong organic loan and deposit growth, gains on sales of securities, and the inclusion of the Target acquisition, partially offset by lower net interest margins. Gains on sales of securities and debt securities classified as loans were US$280 million year to date, an increase of US$172 million over the same period last year. Excluding Target, average loans increased US$12 billion, or 14%, compared with the same period last year, with a 21% increase in personal loans and a 10% increase in business loans. Average deposits increased US$16 billion, or 10%, compared with the same period last year driven by 9% growth in personal deposit volume, 5% growth in business deposit volume and 14% growth in TD Ameritrade deposit volume. Margin on average earning assets decreased by 7 bps to 3.58%, compared with the same period last year primarily due to continued pressure on margins and the impact of security sales, partially offset by the impact of Target.
Total PCL was US$587 million, an increase of US$66 million, or 13%, compared with the same period last year. Personal banking PCL was US$462 million, an increase of US$199 million, or 76%, from the same period last year due primarily to provisions for credit card loans acquired from Target and increased provisions in auto loans. Business banking PCL was US$130 million, a decrease of US$119 million, or 48%, from the same period last year reflecting improved credit quality in commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.76%, a decrease of 6 bps, compared with the same period last year.
Reported non-interest expenses were US$3,223 million, an increase of US$57 million, or 2%, compared with the same period last year. Adjusted non-interest expenses were US$3,125 million, an increase of US$381 million, or 14%, compared with the same period last year due primarily to increased expenses related to the Target asset acquisition, new stores and other planned initiatives.
The average FTE staffing levels decreased by 38 reflecting planned declines in the store network and TD Auto Finance U.S. The reported efficiency ratio improved to 62.5%, compared with 69.4% in the same period last year, while the adjusted efficiency ratio worsened to 60.7%, compared with 60.2% in the same period last year.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 19

Business Outlook
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service through efficient, local decision-making and evolving the product offering to our customers, which should contribute to continued good growth in loans and deposits. Given the elevated levels of gains on sales of securities and debt securities classified as loans taken in the current quarter and reduced unrealized gains in the portfolio as a result of higher interest rates, next quarter we expect lower securities gains than the range we previously targeted of $60-$80 million per quarter. We expect our margins, excluding Target and accretion fluctuation, to stabilize and improve from current levels as the increase in long term rates helps improve our asset yields. Improvements in the U.S. housing market and overall U.S. economy have led to more benign credit conditions compared to prior years which we believe will continue in the foreseeable future. There continue to be a number of regulatory and legislative developments (including the Durbin Amendment) that we are monitoring and which may have implications for us. Finally, excluding any costs added by acquisitions, the rate of organic expense growth in U.S. dollar terms is expected to be lower than last year due to productivity improvements.

TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net interest income (TEB)	$505	$485	$447	$1,473	$1,324
Non-interest income	58	158	191	332	605
Total revenue	563	643	638	1,805	1,929
Provision for credit losses	23	3	21	21	39
Non-interest expenses	351	375	406	1,119	1,196
Net income	$147	$220	$180	$526	$571
Selected volumes and ratios
Trading-related revenue	$284	$353	$360	$928	$1,018
Risk-weighted assets (billions of dollars)[1]	46	49	48	46	48
Return on common equity	14.3%	20.9%	16.7%	16.7%	18.3%
Efficiency ratio	62.3%	58.3%	63.6%	62.0%	62.0%
Average number of full-time equivalent staff	3,592	3,549	3,588	3,537	3,555
1
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with OSFI guidance and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments.

Quarterly comparison – Q3 2013 vs. Q3 2012
Wholesale Banking net income for the quarter was $147 million, a decrease of $33 million, or 18%, compared with the third quarter last year. The decrease in earnings was primarily due to lower trading-related revenue, partially offset by lower non-interest expenses. The annualized return on common equity for the quarter was 14.3%, compared with 16.7% in the third quarter last year.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $563 million, a decrease of $75 million, or 12%, compared with the third quarter last year. The decrease in revenue was primarily due to lower fixed income and credit trading and lower equity trading as the third quarter last year included gains recognized on trading positions that were previously considered impaired. This decrease was partially offset by higher loan fees compared with the third quarter last year.
PCL for the quarter was $23 million, an increase of $2 million, compared with the third quarter last year. PCL in the current quarter consisted of the accrual cost of credit protection and a specific credit provision in the corporate lending and investment portfolio.
Non-interest expenses for the quarter were $351 million, a decrease of $55 million, or 14%, compared with the third quarter last year due to lower variable compensation commensurate with revenue mix and lower legal provisions.
Risk-weighted assets were $46 billion as at July 31, 2013, a decrease of $2 billion, or 4% compared with July 31, 2012. The decrease was primarily related to the reduction in exposures, partially offset by the implementation of the Basel III regulatory framework.

Quarterly comparison – Q3 2013 vs. Q2 2013
Wholesale Banking net income for the quarter decreased by $73 million, or 33%, compared with the prior quarter. The decrease was largely due to lower trading-related revenue, decreased gains in the investment portfolio and higher PCL, partially offset by lower non-interest expenses. The annualized return on common equity for the quarter was 14.3%, compared with 20.9% in the prior quarter.
Revenue for the quarter decreased $80 million, or 12%, primarily due to lower trading revenue in fixed income, currency and credit and lower gains in the investment portfolio. Fixed Income, currency and credit trading were lower due to reduced client flows. This was partially offset by higher loan fees and credit originations.
PCL for the quarter was $23 million, an increase of $20 million, compared with the prior quarter. PCL in the current quarter consisted of the accrual cost of credit protection and specific credit provision in the corporate lending and investment portfolio. PCL in the prior quarter primarily reflected the accrual cost of credit protection.
Non-interest expenses for the quarter decreased by $24 million, or 6%, compared with the prior quarter, due to lower variable compensation commensurate with revenue.
Risk-weighted assets as at July 31, 2013 decreased $3 billion, or 6%, compared with April 30, 2013. The decrease was primarily related to the reduction in exposures.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Wholesale Banking net income for the nine months ended July 31, 2013 was $526 million, a decrease of $45 million, or 8%, compared with the same period last year. The decrease was primarily due to lower revenue and a higher effective tax rate, partially offset by lower non-interest expenses and PCL. The annualized return on common equity was 16.7%, compared to 18.3% in the same period last year.
Revenue was $1,805 million, a decrease of $124 million, or 6%, compared with the same period last year. The decrease was largely attributable to lower fixed income, and credit trading due to reduced capital markets activity. Equity trading was lower compared to the prior year, which included gains recognized on trading positions that were previously considered impaired. Investment Banking revenue was lower primarily due to reduced M&A and underwriting fees, partially offset by higher credit origination.
PCL was $21 million, a decrease of $18 million, or 46%, compared with the same period last year primarily due to recoveries in the corporate lending portfolio in the current year.
Non-interest expenses were $1,119 million, a decrease of $77 million, or 6%, compared with the same period last year largely due to reduced variable compensation commensurate with reduced revenue and lower operating expenses.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 20

Business Outlook
We are encouraged by the gradual improvement in capital markets and the economy, but a combination of fiscal challenges in Europe and the U.S., slower commodity markets and the impact of regulatory reform will affect trading conditions in the medium term. The recent Federal Reserve announcement in regards to the central bank’s bond buying program has created volatility in the markets. The instability in the macro-economic environment impacts overall corporate and investor activities; however, we expect that our strong franchise businesses will continue to deliver solid results. We continue to stay focused on serving our clients, being a valued counterparty, growing our franchise, managing our risks and reducing expenses for the remainder of 2013.

TABLE 15: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Net income (loss) – reported	$(45)	$(106)	$15	$(132)	$(81)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	59	58	59	173	178
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(70)	22	–	(72)	54
Fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses	–	–	(2)	–	–
Integration charges, direct transaction costs, and changes in fair value of
contingent consideration relating to the Chrysler Financial acquisition	–	–	6	–	14
Reduction of allowance for incurred but not identified credit losses[2]	–	–	(30)	–	(120)
Positive impact due to changes in statutory income tax rates	–	–	(18)	–	(18)
Impact of Alberta flood on the loan portfolio	48	–	–	48	–
Total adjustments for items of note	37	80	15	149	108
Net income (loss) – adjusted	$(8)	$(26)	$30	$17	$27
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(118)	$(116)	$(55)	$(368)	$(242)
Other	84	64	59	307	191
Non-controlling interests	26	26	26	78	78
Net income (loss) – adjusted	$(8)	$(26)	$30	$17	$27
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Beginning in 2013, the change in the “reduction of allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Personal and Commercial Banking and Wholesale Banking will be included in Corporate segment adjusted net income and will no longer be recorded as an item of note.

Quarterly comparison – Q3 2013 vs. Q3 2012
Corporate segment’s reported net loss for the quarter was $45 million, compared with a reported net income of $15 million in the third quarter last year. Adjusted net loss was $8 million, compared with an adjusted net income of $30 million in the third quarter last year. The loss was due to higher net corporate expenses driven by increased pension and strategic initiative costs, partially offset by favourable Other items. The increased income from Other items was largely due to the reduction of allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

Quarterly comparison – Q3 2013 vs. Q2 2013
Corporate segment’s reported net loss for the quarter was $45 million, compared with a reported net loss of $106 million in the prior quarter. Adjusted net loss was $8 million, compared with an adjusted net loss of $26 million in the prior quarter. The lower loss was due to favourable Other items including higher gains in treasury and other hedging activities, partially offset by unfavourable tax items.

Year-to-date comparison – Q3 2013 vs. Q3 2012
Corporate segment’s reported net loss for the nine months ended July 31, 2013 was $132 million, compared with a reported net loss of $81 million in the same period last year. Adjusted net income for the nine months ended July 31, 2013 was $17 million, compared to $27 million in the same period last year. The decline was largely due to higher net corporate expenses, driven by increased pension and strategic initiative costs which was largely offset by the reduction of allowance for incurred but not identified credit losses relating to the Canadian loan portfolio and positive tax results.

Business Outlook
In line with historical seasonality, we expect Corporate segment expenses to be somewhat elevated in the fourth quarter of this year as compared to the current quarter.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 21

BALANCE SHEET REVIEW

Year-to-date comparison – Q3 2013 vs. Q4 2012

Total assets were $835 billion as at July 31, 2013, an increase of $24 billion, or 3%, from October 31, 2012. The net increase was primarily due to a $25 billion increase in loans (net of allowance for loan losses) and a $16 billion increase in held-to-maturity securities, partially offset by a $17 billion decrease in financial assets at fair value.

Financial assets at fair value decreased $17 billion largely due to a reclassification from available-for-sale securities to held-to-maturity securities and a decrease in derivative assets in Wholesale Banking.

Held-to-maturity securities increased $16 billion due to a reclassification from available-for-sale securities and an increase in securities in U.S. Personal and Commercial Banking.

Loans (net of allowance for loan losses) increased $25 billion primarily driven by increases in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments. The increase in U.S. Personal and Commercial Banking was due to growth in credit card and business and government loans. The acquisition of Target’s U.S. credit card portfolio added $6 billion to total loans. Canadian Personal and Commercial Banking loans increased primarily due to growth in residential mortgages and business and government loans.

Total liabilities were $784 billion as at July 31, 2013, an increase of $22 billion, or 3%, from October 31, 2012. The net increase was primarily due to a $21 billion increase in deposits, partially offset by a $3 billion decrease in subordinated notes and debentures.

Deposits increased $21 billion primarily due to an increase in personal non-term deposits in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, partially offset by decreases in personal term deposits in Canadian Personal and Commercial Banking and business and government deposits in Wholesale Banking.

Subordinated notes and debentures decreased $3 billion primarily due to redemptions.

Equity was $51 billion as at July 31, 2013, an increase of $2 billion, or 4%, from October 31, 2012 primarily due to higher retained earnings.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 22

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2013 vs. Q3 2012
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans were $2,664 million, as at July 31, 2013, an increase of $297 million, or 13%, compared with the third quarter last year. U.S. Personal and Commercial Banking increased $230 million, or 19%, compared with the third quarter last year, due primarily to the acquisition of the Target U.S. credit card portfolio. Canadian Personal and Commercial Banking increased $99 million, or 9%, compared with the third quarter last year. Impaired loans net of allowance were $2,200 million as at July 31, 2013, an increase of $225 million, or 11%, compared with the third quarter last year.
The allowance for credit losses of $3,066 million as at July 31, 2013 was composed of a counterparty-specific allowance of $375 million, a collectively assessed allowance for individually insignificant impaired loans of $391 million, and an allowance for incurred but not identified credit losses of $2,300 million.
The counterparty-specific allowance decreased $10 million, or 3%, compared with the third quarter last year. The collectively assessed allowance for individually insignificant impaired loans increased $100 million, or 34%, compared with the third quarter last year, due primarily to the acquisition of the credit card portfolio of MBNA Canada. The allowance for incurred but not identified credit losses increased $258 million, or 13%, compared with the third quarter last year, due primarily to the U.S. indirect auto portfolio and the acquisition of the Target U.S. credit card portfolio.
The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level at the balance sheet date for loans not yet specifically identified as impaired. The Bank reviews the incurred but not identified allowance for credit losses on a quarterly basis using credit risk models and management’s judgment.

Quarterly comparison – Q3 2013 vs. Q2 2013
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans increased by $110 million, or 4%, compared with the prior quarter. Impaired loans net of allowance increased $111 million, or 5%, compared with the prior quarter.
The counterparty-specific allowance decreased $16 million, or 4%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans increased $7 million, or 2%, compared with the prior quarter. The allowance for incurred but not identified credit losses increased $125 million, or 6%, compared with the prior quarter.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2013	2013	2012	2013	2012
Personal, Business and Government Loans[1,2]
Balance at beginning of period	$2,554	$2,494	$2,363	$2,518	$2,493
Additions	1,172	1,115	1,061	3,328	3,038
Return to performing status, repaid or sold	(636)	(604)	(596)	(1,825)	(1,755)
Write-offs	(451)	(463)	(480)	(1,392)	(1,412)
Foreign exchange and other adjustments	25	12	19	35	3
Balance at end of period	$2,664	$2,554	$2,367	$2,664	$2,367
1
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.

2
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	July 31	April 30	July 31
	2013	2013	2012
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$375	$391	$383
Individually insignificant	391	384	291
Incurred but not identified credit losses	2,097	1,962	1,844
Total allowance for credit losses for on-balance sheet loans	2,863	2,737	2,518
Allowance for credit losses for off-balance sheet loans
Counterparty-specific	–	–	2
Incurred but not identified credit losses	203	213	198
Total allowance for credit losses for off-balance sheet loans	203	213	200
Total	$3,066	$2,950	$2,718
Impaired loans, net of allowance[1,2]	$2,200	$2,089	$1,975
Net impaired loans as a percentage of net loans[1,2]	0.51%	0.49%	0.49%
Provision for credit losses as a percentage of net average loans and acceptances	0.43%	0.40%	0.43%
1
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.

2
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 23

Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs ranging from home purchases to refinancing. Credit policies and strategies are aligned with the Bank’s risk appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind another TD mortgage that is in first position. Credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities that protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also regularly purchases default insurance on lower loan-to-value loans. The insurance is provided by either government-backed entities or other approved private mortgage insurers.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments including dwelling type and geographical regions are examined during the exercise to determine whether specific vulnerabilities exist. Based on our most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 18: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars,
except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
									July 31, 2013
Canada
Atlantic provinces	$3,962	2.5%	$1,060	0.7%	$708	1.1%	$780	1.2%	$4,670	2.1%	$1,840	0.8%
British Columbia[4]	20,578	12.8	9,892	6.2	4,337	6.9	7,533	12.1	24,915	11.2	17,425	7.8
Ontario[4]	56,020	34.8	21,261	13.2	14,043	22.6	17,630	28.3	70,063	31.4	38,891	17.4
Prairies[4]	25,789	16.1	6,437	4.0	6,013	9.6	6,832	10.9	31,802	14.3	13,269	5.9
Quebec	11,625	7.2	4,008	2.5	2,326	3.7	2,234	3.6	13,951	6.3	6,242	2.8
Total Canada	$117,974	73.4%	$42,658	26.6%	$27,427	43.9%	$35,009	56.1%	$145,401	65.3%	$77,667	34.7%
United States and other	500		20,378		9		10,582		509		30,960
Total	$118,474		$63,036		$27,436		$45,591		$145,910		$108,627

									October 31, 2012
Total	$120,569		$51,603		$30,251		$44,814		$150,820		$96,417
1	Geographic location based on the address of the property mortgaged.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 19: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5–<10	10–<15	15–<20	20–<25	25–<30	30–<35	>=35
	years	years	years	years	years	years	years	years	Total
							July 31, 2013
Canada	10.5%	4.4%	8.5%	12.0%	22.5%	26.1%	15.7%	0.3%	100.0%
United States	2.3	1.4	23.5	2.1	8.5	59.8	2.4	–	100.0
Total	9.6%	4.1%	10.2%	10.9%	20.9%	29.8%	14.2%	0.3%	100.0%

							October 31, 2012
Total[3]	9.0%	4.3%	10.7%	11.9%	17.6%	29.0%	16.1%	1.4%	100.0%
1
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

2	Percentage based on outstanding balance.
3	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 24

TABLE 20: UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND NEWLY ACQUIRED[1,2,3]
	For the three months ended
	Residential	Home equity
	mortgages	lines of credit[4]	Total
		July 31, 2013
Canada
Atlantic provinces	73%	62%	71%
British Columbia[5]	67	58	65
Ontario[5]	69	61	67
Prairies[5]	71	62	70
Quebec	71	63	70
Total Canada	69%	61%	67%
United States and other	68%	67%	68%
Total	69%	62%	67%

		October 31, 2012
Total	68%	65%	67%
1	Geographic location based on the address of the property mortgaged.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

Non-Prime Loans
As at July 31, 2013, the Bank had approximately $2.4 billion (October 31, 2012 – $2.3 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.02% on an annual basis (October 31, 2012 – 5%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 25

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 21: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian
dollars)													As at
	Loans and Commitments[1]				Derivatives, Repos and Securities Lending[2]				Trading and Investment Portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											July 31, 2013
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	110	1	111	–	–	3	3	12	1	25	38	152
Ireland	–	–	–	–	–	–	13	13	–	–	1	1	14
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	113	–	48	161	5	–	18	23	9	–	206	215	399
Total GIIPS	$113	$110	$49	$272	$5	$–	$37	$42	$21	$1	$232	$254	$568
Rest of Europe
France	452	–	73	525	51	294	807	1,152	56	1,790	140	1,986	3,663
Germany	803	267	47	1,117	260	1,979	601	2,840	139	4,611	70	4,820	8,777
Netherlands	357	143	286	786	320	143	354	817	66	5,613	992	6,671	8,274
Sweden	–	42	92	134	–	20	48	68	2	754	586	1,342	1,544
Switzerland	784	–	120	904	–	–	743	743	27	–	300	327	1,974
United Kingdom	1,199	3,907	216	5,322	483	195	2,351	3,029	51	194	5,122	5,367	13,718
Other[6]	109	152	38	299	78	94	262	434	67	1,775	173	2,015	2,748
Rest of Europe	$3,704	$4,511	$872	$9,087	$1,192	$2,725	$5,166	$9,083	$408	$14,737	$7,383	$22,528	$40,698
Total Europe	$3,817	$4,621	$921	$9,359	$1,197	$2,725	$5,203	$9,125	$429	$14,738	$7,615	$22,782	$41,266

Country											October 31, 2012
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$–	$–	$4
Italy	–	97	–	97	–	–	3	3	17	2	19	38	138
Ireland	–	–	–	–	–	–	66	66	–	–	1	1	67
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	70	–	48	118	14	–	19	33	11	1	203	215	366
Total GIIPS	$70	$97	$48	$215	$14	$–	$95	$109	$28	$3	$223	$254	$578
Rest of Europe
France	393	–	24	417	115	366	779	1,260	54	1,690	163	1,907	3,584
Germany	659	185	80	924	262	1,167	816	2,245	124	3,929	50	4,103	7,272
Netherlands	369	–	260	629	283	25	460	768	53	4,721	1,294	6,068	7,465
Sweden	–	–	4	4	–	–	80	80	1	380	401	782	866
Switzerland	529	–	76	605	–	–	969	969	31	–	297	328	1,902
United Kingdom	1,439	483	216	2,138	476	73	2,466	3,015	101	64	4,726	4,891	10,044
Other[6]	15	59	25	99	32	189	323	544	13	2,002	165	2,180	2,823
Rest of Europe	$3,404	$727	$685	$4,816	$1,168	$1,820	$5,893	$8,881	$377	$12,786	$7,096	$20,259	$33,956
Total Europe	$3,474	$824	$733	$5,031	$1,182	$1,820	$5,988	$8,990	$405	$12,789	$7,319	$20,513	$34,534
1	Exposures are presented net of impairment charges, where applicable. There were no impairment charges for European exposures as at July 31, 2013 and October 31, 2012.
2
Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral was $1.3 billion for GIIPS (October 31, 2012 – $0.9 billion) and $24.6 billion for the rest of Europe (October 31, 2012 – $31.6 billion). Derivatives are presented as net exposures where there is an ISDA master netting agreement.

3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.9 billion (October 31, 2012 – $2.6 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures classified as Level 3 in the Trading and Investment Portfolio were not significant as at July 31, 2013 and October 31, 2012.
5	The reported exposures do not include $0.4 billion of protection the Bank purchased via credit default swaps (October 31, 2012 – $0.3 billion).
6	Other European exposures are distributed across 12 countries (October 31, 2012 – 11 countries), each of which has a net exposure below $1.0 billion as at July 31, 2013 and October 31, 2012.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 26

TABLE 22: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)			As at
	Loans and Commitments
	Direct[1]	Indirect[2]	Total
Country	July 31, 2013
GIIPS
Greece	$–	$–	$–
Italy	111	–	111
Ireland	–	–	–
Portugal	–	–	–
Spain	62	99	161
Total GIIPS	$173	$99	$272
Rest of Europe
France	67	458	525
Germany	351	766	1,117
Netherlands	275	511	786
Sweden	95	39	134
Switzerland	183	721	904
United Kingdom	3,983	1,339	5,322
Other	213	86	299
Rest of Europe	$5,167	$3,920	$9,087
Total Europe	$5,340	$4,019	$9,359

Country		October 31, 2012
GIIPS
Greece	$–	$–	$–
Italy	97	–	97
Ireland	–	–	–
Portugal	–	–	–
Spain	26	92	118
Total GIIPS	$123	$92	$215
Rest of Europe
France	42	375	417
Germany	346	578	924
Netherlands	32	597	629
Sweden	–	4	4
Switzerland	119	486	605
United Kingdom	641	1,497	2,138
Other	72	27	99
Rest of Europe	$1,252	$3,564	$4,816
Total Europe	$1,375	$3,656	$5,031
1	Includes funded loans and bankers’ acceptances.
2	Includes undrawn commitments and letters of credit.

Of the Bank’s European exposures, approximately 87% (October 31, 2012 – 97%) is to counterparties in countries rated AAA by either Moody’s or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.
In addition to the European exposure identified above, the Bank also has $4.6 billion (October 31, 2012 – $3.6 billion) of direct exposure to supranational entities with European sponsorship, and indirect exposures including $408 million (October 31, 2012 – $493 million) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $19 million (October 31, 2012 – $20 million) invested in European diversified investment funds.
As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS
Acquired credit-impaired (ACI) loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording an allowance for loan losses in the initial accounting.
ACI loans were acquired through the acquisitions of FDIC-assisted, which include FDIC covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada and Target. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at July 31, 2013 and October 31, 2012.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 27

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars,
except as noted)						As at
		Allowance for		Allowance for
	Unpaid		counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	credit losses	credit losses	allowance	balance
					July 31, 2013
FDIC-assisted acquisitions	$883	$831	$4	$62	$765	86.6%
South Financial	1,948	1,845	24	41	1,780	91.4
Other[2]	149	130	–	–	130	87.2
Total ACI loan portfolio	$2,980	$2,806	$28	$103	$2,675	89.8%

					October 31, 2012
FDIC-assisted acquisitions	$1,070	$1,002	$5	$54	$943	88.1%
South Financial	2,719	2,519	26	12	2,481	91.2
Other[2]	283	246	–	1	245	86.6
Total ACI loan portfolio	$4,072	$3,767	$31	$67	$3,669	90.1%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada and Target.

For the three and nine months ended July 31, 2013, the Bank recorded $16 million and $50 million, respectively, of provision for credit losses on ACI loans (July 31, 2012 – $22 million and $95 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 24: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars, except as noted)			As at
	July 31, 2013		October 31, 2012
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$2,466	82.8%	$3,346	82.2%
30-89 days past due	129	4.3	182	4.5
90 or more days past due	385	12.9	544	13.3
Total ACI loans	$2,980	100.0%	$4,072	100.0%
Geographic region
Florida	$1,616	54.2%	$2,079	51.0%
South Carolina	912	30.6	1,278	31.4
North Carolina	288	9.7	427	10.5
Other U.S./Canada	164	5.5	288	7.1
Total ACI loans	$2,980	100.0%	$4,072	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS
As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.
The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at July 31, 2013 and October 31, 2012. As at July 31, 2013, the balance of the non-accretable discount was US$243 million (October 31, 2012 – US$315 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 28

TABLE 25: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				July 31, 2013
Non-Agency CMOs	$2,203	$1,869	$286	$1,583	71.8%

				October 31, 2012
Non-Agency CMOs	$3,357	$2,830	$340	$2,490	74.2%

During the quarter, the Bank sold US$520 million of non-agency CMOs, which resulted in a net gain on sale of US$106 million reported in Other income on the Bank’s Interim Consolidated Statement of Income.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 13% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting (October 31, 2012 – 14%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 26: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					July 31, 2013
2003	$88	$98	$96	$104	$184	$202
2004	103	115	32	35	135	150
2005	376	427	34	37	410	464
2006	265	290	148	162	413	452
2007	380	431	180	192	560	623
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,212	$1,361	$490	$530	$1,702	$1,891
Less: allowance for incurred but not identified credit losses					119
Total					$1,583

					October 31, 2012
2003	$142	$160	$148	$152	$290	$312
2004	295	324	99	111	394	435
2005	538	582	170	178	708	760
2006	313	321	233	232	546	553
2007	478	515	230	242	708	757
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,766	$1,902	$880	$915	$2,646	$2,817
Less: allowance for incurred but not identified credit losses					156
Total					$2,490

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 29

CAPITAL POSITION

Basel III
Changes in capital requirements approved by the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. These changes are intended to strengthen global capital rules with the goal of promoting a more resilient global banking sector.
Under Basel III, total capital consists of three components, namely CET1, Additional Tier 1 and Tier 2 capital. The sum of the first two components is defined as Tier 1 capital. CET1 capital is mainly comprised of common shares, retained earnings and accumulated other comprehensive income, is the highest quality capital and the predominant form of Tier 1 capital. CET1 capital includes regulatory adjustments and deductions for items such as goodwill, other intangibles, amounts by which capital items (i.e., significant investments in CET1 capital of financial institutions, mortgage servicing rights and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 capital is mainly comprised of subordinated debt, certain loan loss allowances and minority interests in subsidiaries’ Tier 2 instruments.
Under Basel III, risk-weighted assets are higher, primarily as a result of the 250% risk-weighted threshold for items not deducted from CET1 capital, securitization exposures being risk-weighted (previously deducted from capital) and a new capital charge for credit risk related to asset value correlation for financial institutions. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA.

OSFI’s Capital Requirements under Basel III
In December 2012, OSFI released the final version of its Capital Adequacy Requirements (CAR) Guideline. The guideline details how the Basel III rules should apply to Canadian banks.
The final CAR Guideline postponed the CVA capital add-on charge until January 1, 2014. OSFI recognizes there will be delays in the implementation of Basel III standards in the U.S. and EU countries. The bilateral OTC derivative market is a global market and given the significant impact of the CVA capital add-on charge, OSFI believes a coordinated start with the two most significant jurisdictions in the global derivatives market is warranted.  As a result, OSFI issued a letter on August 21, 2013 advising the CVA capital charge will be phased in over a five year period beginning 2014 and based on two available Options.  Option 1 allows for a scalar phase-in for the CVA capital add-on charge of 57% in 2014 for the CET1 capital ratio calculation.  This percentage would increase to 64% for 2015 and 2016, 72% in 2017, 80% in 2018 and 100% in 2019.  A different set of scalar phase-in percentages would also apply for the Tier 1 and Total capital ratios calculations.  Option 2 allows for a scalar phase-in for all the capital ratios based on the Total Capital ratio phase-in percentages. OSFI also clarified that, although market risk hedges of CVA are not recognized in the CVA capital charge, market risk hedges of CVA used for the purposes of mitigating CVA risk, and managed as such, are exempt from market risk capital requirements.
The CAR Guideline contains two methodologies for capital ratio calculation: (i) the “transitional” method; and (ii) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, will be phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1 and Total capital ratios based on the “all-in” method are 4.5%, 6.0% and 8.0%, respectively. OSFI expected Canadian banks to include an additional capital conservation buffer of 2.5% in the first quarter of 2013, effectively raising the CET1 minimum requirement to 7.0%. With the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 capital ratio of 8.5% and a Total capital ratio of 10.5%, starting in the first quarter of 2014.
At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0-2.5% could be imposed. No CCB is currently in effect.
In November 2011, the BCBS published the final rules on global systemically important banks (G-SIBs). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated six of the major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD Bank Group, will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8% commencing January 1, 2016.

OSFI's Regulatory Target Ratios under Basel III on an "All-In" Basis
Basel III Capital Ratios	BCBS Minimum	Capital Conservation Buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective Date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge	Effective Date
Common Equity Tier 1 ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%	January 1, 2016
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%	January 1, 2016
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%	January 1, 2016

With BCBS’s leverage ratio requirement pending Pillar 1 treatment on January 1, 2018, OSFI continues to require Canadian banks to meet its asset-to-capital multiple (ACM) test on a continuous basis. The multiple is calculated on a Basel III “transitional basis”, by dividing total assets, including specified off-balance sheet items, by total capital.

Future Basel III Developments
In December 2012, BCBS published a consultative document proposing a revised securitization framework. The proposal aims to enhance current methodologies of calculating securitization RWA by making them more risk sensitive and limiting over-reliance on rating agencies. The proposal would generally increase the risk weights of investments in securitization exposures.
In June 2013, the BCBS issued an update to the Basel III leverage ratio framework and related disclosure requirements.   The leverage ratio was initially announced in the Basel III framework in December 2010. The leverage ratio is intended to serve as a supplementary measure to the risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector.  Implementation of the Basel III leverage ratio requirement has begun with bank-level reporting to OSFI and its components from January 1, 2013, and will proceed with public disclosure starting January 1, 2015. Any final adjustments to the definition and calibration of the Basel III leverage ratio will be made by 2017, with a view to migrating to a Pillar 1 treatment on January 1, 2018 based on appropriate review and calibration.
In July 2013, the BCBS issued an update to the final rules on G-SIBs, originally published in November 2011. The update provides clarity on the public disclosure requirements of the 12 indicators used in the assessment methodology. As noted earlier, the six Canadian banks that have been designated as D-SIBs are required by OSFI to publish, at a minimum, the 12 indicators used in the G-SIB indicator-based assessment framework by February 28, 2014.
In July 2013, the U.S. Federal Reserve Board, FDIC and the Office of the Comptroller of the Currency (OCC) approved the adoption of the final rule on the Basel III Capital framework to take effect January 1, 2014 for U.S. banking organizations that are required to follow the advanced approaches, which include the Bank.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 30

TABLE 27: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	July 31	October 31	July 31
	2013	2012	2012
Risk-weighted assets for:
Credit risk[1,2]	$237,928	$201,280	$199,042
Market risk[1]	11,134	12,033	15,305
Operational risk[1]	34,459	32,562	32,054
Total	$283,521	$245,875	$246,401
Common Equity Tier 1[3]	$25,353	n/a	n/a
Common Equity Tier 1 capital ratio[2,3]	8.9%	n/a	n/a
Tier 1 capital[1]	$31,077	$30,989	$30,047
Tier 1 capital ratio[1,2,4]	11.0%	12.6%	12.2%
Total capital[1,5]	$40,224	$38,595	$37,505
Total capital ratio[1,2,6]	14.2%	15.7%	15.2%
Assets-to-capital multiple[7,8]	17.7	18.0	18.3
1
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

2	The final CAR Guideline postponed the CVA capital add-on charge until January 1, 2014.
3
Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET1 and CET1 capital ratio, in accordance with the “all-in” methodology.

4	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
5	Total capital includes CET1, Tier 1 and Tier 2 capital.
6	Total capital ratio is calculated as Total capital divided by RWA.
7
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

8
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “transitional” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

As at July 31, 2013, the Bank’s CET1, Tier 1 and Total capital ratios were 8.9%, 11.0% and 14.2%, respectively. Compared with the Bank’s CET1 ratio of 8.8% as at April 30, 2013, the July 31, 2013 CET1 ratio increased primarily as a result of strong earnings, common share issuance through participation in the Bank’s dividend reinvestment plan and exercise of stock options, partially offset by the loss incurred in the Insurance business and the impact from the share buyback program.  The Bank sold a portion of its CMO portfolio and 15 million shares in TD Ameritrade, which contributed to the growth of the CET1 ratio. The CET1 ratio as at July 31, 2013 excludes the CVA capital add-on charge which represents approximately 31 bps, of which 57% (or 18 bps) would be included in 2014, per OSFI’s determined scalar phase-in.  OSFI’s relief provision permitted the phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The Tier 1 capital and Total capital ratios over the quarter were primarily driven by the same factors that impacted the CET1 ratio.
OSFI also provides transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of the ACM. As at July 31, 2013, our ACM was 17.7 times, consistent with April 30, 2013, as a result of increase in both Total capital and ACM assets. The increase in balance sheet assets in the quarter ended July 31, 2013, contributed to the higher ACM assets.

Normal Course Issuer Bid
On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank’s normal course issuer bid (NCIB) to repurchase for cancellation up to 12 million common shares. The NCIB commenced on June 21, 2013 and will end on June 20, 2014, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX (Notice). A copy of the Notice may be obtained, without charge, by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com. All of the repurchases under the NCIB will be made through the facilities of the TSX as well as through other exchanges and alternative trading systems in Canada in accordance with applicable regulatory requirements.  The price paid for any repurchased shares will be the market price of such shares at the time of acquisition.  All repurchased shares will be cancelled.  During the three months ended July 31, 2013, the Bank repurchased 4.2 million common shares at an average price of $84.73 for a total amount of $355.9 million.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 31

MANAGING RISK

EXECUTIVE SUMMARY
Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates, and the impact that emerging risks will have on TD’s strategy and risk profile. Our risk appetite states that we take risks required to build our business, but only if those risks: 1) fit our business strategy, and can be understood and managed; 2) do not expose the enterprise to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business, or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.
We consider it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impact the Bank’s financial results, reputation or sustainability of our business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored and adjusted as required.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2012 Annual Report. Additional information on risk factors can be found in our 2012 Annual Report under the heading “Risk Factors and Management” and as updated in subsequent Reports to Shareholders. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2012 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the unaudited Interim Consolidated Financial Statements for the period ended July 31, 2013.

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012, the ETDF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Our Approach
The Bank supports the enhanced disclosures and the broad principles embodied in the recommendations in the EDTF report and the overall objective of improving the quality, comparability and transparency of risk disclosures. Many of the recommendations are already substantially in place in the Bank’s 2012 Annual Report. Further enhancements to our risk disclosures are planned for, or have been implemented in quarterly and annual reports to shareholders in fiscal 2013. These efforts will continue beyond 2013 with the objective to align to the evolving leading practice disclosures associated with the 32 recommendations in the EDTF report.

CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, derivatives and repo-style transactions.

Gross credit risk exposures for the two approaches we use to measure credit risk is given in the following table:

TABLE 28: GROSS CREDIT RISK EXPOSURES – STANDARDIZED AND AIRB APPROACHES[1]
(millions of Canadian dollars)				As at
		July 31, 2013		October 31, 2012
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$25,086	$239,276	$264,362	$22,463	$234,240	$256,703
Qualifying revolving retail	–	43,392	43,392	–	43,173	43,173
Other retail	39,907	34,211	74,118	32,921	30,707	63,628
	64,993	316,879	381,872	55,384	308,120	363,504
Non-retail[2]
Corporate	65,936	143,570	209,506	61,052	135,856	196,908
Sovereign	22,582	72,433	95,015	20,470	78,459	98,929
Bank	17,317	84,808	102,125	16,461	127,268	143,729
	105,835	300,811	406,646	97,983	341,583	439,566
Gross credit risk exposures	$170,828	$617,690	$788,518	$153,367	$649,703	$803,070
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity and other credit risk-weighted assets.
2
Effective the first quarter of 2013, non-retail exposures do not include OSFI “deemed” Qualifying Central Counterparty (QCCP) exposures as these are instead included with “other credit risk-weighted assets”, in accordance with the Basel III regulatory framework. Prior to the first quarter of 2013, non-retail exposures included QCCP exposures, in accordance with the Basel II regulatory framework.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 32

MARKET RISK
Market risk capital is calculated using internal models and comprises three components: A) Value-at-Risk (VaR); B) Stressed VaR; and C) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the standardized approach for a limited number of portfolios.

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for the GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using a Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten day holding period.
The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the quarter ended July 31, 2013, there were 9 days of trading losses and trading-related income was positive for 86% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•  VaR uses historical data to estimate future events, which limits its forecasting abilities;
•  It does not provide information on losses beyond the selected confidence level; and
•  It assumes that all positions can be liquidated during the holding period used for VaR calculation.

We continuously improve our VaR methodologies and incorporate new risk measures in line with market conventions, industry best practices and regulatory requirements.
To mitigate some of the shortcomings of VaR we use additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge, Stress testing framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is revisited on a quarterly basis.

Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. The Bank considers the issuer’s domicile and credit rating, as well as industry and single-name concentration effects, when assigning liquidity horizons.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 33

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.
TABLE 29: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended								For the nine months ended
	July 31						April 30	July 31	July 31	July 31
					2013		2013	2012	2013	2012
	As at	Average	High		Low		Average	Average	Average	Average
Interest rate risk	$6.0	$8.9	$12.9		$5.4		$11.5	$8.3	$10.8	$8.8
Credit spread risk	10.8	6.4	10.8		3.5		4.4	7.2	4.9	8.7
Equity risk	3.2	2.8	4.2		1.8		3.9	3.6	3.7	3.6
Foreign exchange risk	1.2	1.2	2.6		0.4		2.1	2.3	1.5	2.8
Commodity risk	0.6	0.8	1.3		0.5		1.0	0.9	1.0	0.9
Idiosyncratic debt specific risk	15.9	14.8	19.6		11.3		17.0	23.8	16.7	25.4
Diversification effect[1]	(18.5)	(17.2)	N/M	[2]	N/M	[2]	(19.9)	(20.4)	(19.0)	(22.1)
Value-at-Risk (one-day)	$19.2	$17.7	$21.6		$13.7		$20.0	$25.7	$19.6	$28.1
Stressed Value-at-Risk (one-day)	$30.0	$29.8	$32.5		$27.6		$36.5	$47.2	$33.2	$53.2
Incremental Risk Capital
Charge (one-year)	$236.5	$238.8	$292.9		$177.6		$316.9	$258.0	$272.2	$281.7
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR and Stressed VaR decreased compared with the prior quarter, and the third quarter last year, due to a decrease in iDSR. The iDSR decrease is primarily driven by the continuing effect of improvements in the quality of data underlying the model. The average Stressed VaR decrease compared with the prior quarter was also driven by reductions in financial and government bond positions. Average IRC decreased by $78.1 million and $19.2 million compared with the prior quarter and the third quarter last year, respectively, due to reductions in financial bond positions.

Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2013, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders’ equity by $89.6 million after tax (April 30, 2013 – $103.8 million after tax). An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $26.9 million after tax (April 30, 2013 – $38.2 million after tax).

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 34

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.
TABLE 30: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	July 31		April 30		July 31
	2013		2013		2012
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(23.5)	$(32.8)	$(7.1)	$(20.0)	$(15.7)	$(56.2)
U.S. dollar[1]	(66.1)	5.9	(96.7)	(18.2)	(150.0)	(2.3)
	$(89.6)	$(26.9)	$(103.8)	$(38.2)	$(165.7)	$(58.5)
1
As at July 31, 2013 and April 30, 2013, the EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

LIQUIDITY RISK
Liquidity risk is the risk that TD will be unable to meet a demand for cash, or fund its obligations, as they come due. Demand for cash can arise from deposit withdrawals, debt maturities, utilization of commitments to provide credit or liquidity support and/or the need to pledge additional collateral.

As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our businesses under normal and stress conditions. In the event of a funding disruption, we need to be able to continue operating without the requirement to sell non-marketable assets and/or significantly altering our business strategy. The process that ensures adequate access to funding, availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

What is our Liquidity Risk Appetite
Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot (or are perceived by markets as not being able to) meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, TD maintains a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combined bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged bank-specific stress scenario that impacts our ability to access unsecured wholesale funding markets. These targeted survival horizons and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

Who is responsible for Liquidity Risk Management
The Asset/Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures there is an effective management structure in place to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum (GLF), comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
The following treasury areas are responsible for measuring, monitoring and managing liquidity risks for major business segments:

•
TBSM is responsible for maintaining TD’s overall liquidity risk management framework and associated policy limits, standards and processes. TBSM is also responsible for consolidating and reporting TD’s overall liquidity position and for managing the combined Canadian Personal and Commercial Banking (including domestic Wealth businesses), the Corporate segment and Wholesale Banking liquidity positions.

•
U.S. TBSM is responsible for managing the liquidity position for U.S. Personal and Commercial Banking operations. TBSM works closely with the segment to ensure consistency with the Liquidity Risk Management Framework.

•
Each treasury area must comply with the detailed limits and requirements contained in the Global Liquidity and Asset Pledging (GLAP) Policy. The GLAP Policy is reviewed and approved annually by the ALCO. This policy is managed in accordance with the Liquidity Risk Management Framework and Board Liquidity Policy which collectively outline the Bank’s liquidity risk appetite statement, liquidity risk management related principles, processes and associated enterprise level limits. The Liquidity Risk Management Framework and Board Liquidity Policy are reviewed and approved annually by the Risk Committee of the Board.

•
Management responsible for liquidity in our U.S. Personal and Commercial Banking segment and each of our regulated foreign branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to address local business conditions and/or regulatory requirements. All policies are subject to review by the GLF and approval by both the ALCO and the local supervisory body.

•
Treasury areas frequently monitor and report liquidity adequacy in accordance with Risk Committee approved limits. In addition, the ALCO imposes, at its discretion, more stringent or additional management limits to further control liquidity risk management or asset pledging activities. All breaches of policy limits must be reported within 24 hours of identification in accordance with policy requirements. The status of remediation plans to address policy breaches are reported to the GLF and the ALCO on a regular basis and, if applicable, to the Risk Committee at its next scheduled meeting, until resolved.

How We Manage Liquidity Risk
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected future cash flow requirements, as well as a prudent reserve of liquid assets to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in our ability to meet obligations as they come due. We assume complete loss of access to all forms of external funding during the 90-day survival period.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 35

In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. We also calculate “required liquidity” for this scenario related to the following conditions:

•	100% of all maturities from unsecured wholesale debt and debt issued in various securitization channels coming due;
•	Accelerated attrition or “run-off” of personal and commercial deposit balances;
•	Increased utilization of available credit facilities to personal, commercial and corporate lending customers;
•	Increased collateral requirements associated with downgrades in TD’s senior long-term debt credit rating and adverse movement in reference rates for all derivative contracts;
•
Coverage of maturities related to Bank-sponsored funding programs, such as the bankers’ acceptances we issue on behalf of clients and Bank-sponsored short-term revolving asset-backed commercial paper (ABCP) channels; and

•	Current forecasted operational requirements after adjusting for forecast stable deposit growth and earnings during the period.

Limits approved by the Risk Committee and included in the Board Liquidity Policy stipulate that we must maintain at all times sufficient “available liquidity” to cover “required liquidity” associated with the “Severe Combined Stress” scenario. The liquid assets we include as “available liquidity” must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash over the specified minimum 90-day survival horizon. Liquid assets that we consider when determining the Bank’s “available liquidity” are summarized in the following table, which does not include assets held within TD’s insurance businesses as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements:

TABLE 31: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)		As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2013
Canadian government obligations	$17.5	$31.8	$49.3	16%	$25.4	$23.9
NHA MBS	45.5	0.7	46.2	15	9.8	36.4
Provincial government obligations	3.8	5.2	9.0	3	4.9	4.1
Corporate issuer obligations	7.4	3.7	11.1	3	0.5	10.6
Equities	20.4	3.5	23.9	7	4.4	19.5
Other marketable securities and/or loans	2.0	0.4	2.4	1	0.2	2.2
Total Canadian dollar-denominated	$96.6	$45.3	$141.9	45%	$45.2	$96.7
Cash and due from banks	13.1	–	13.1	4	–	13.1
U.S. government obligations	2.2	24.9	27.1	9	25.8	1.3
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	25.4	5.5	30.9	10	8.1	22.8
Other sovereign obligations	24.9	18.1	43.0	14	1.5	41.5
Corporate issuer obligations	38.5	3.1	41.6	13	5.5	36.1
Equities	5.8	2.0	7.8	2	1.3	6.5
Other marketable securities and/or loans	5.5	5.3	10.8	3	5.9	4.9
Total non-Canadian dollar-denominated	$115.4	$58.9	$174.3	55%	$48.1	$126.2
Total	$212.0	$104.2	$316.2	100%	$93.3	$222.9

		October 31, 2012
Canadian government obligations	$17.9	$25.1	$43.0	14%	$23.9	$19.1
NHA MBS	31.3	1.3	32.6	11	6.3	26.3
Provincial government obligations	3.8	4.0	7.8	3	4.1	3.7
Corporate issuer obligations	5.2	3.1	8.3	3	0.8	7.5
Equities	21.7	4.1	25.8	9	4.3	21.5
Other marketable securities and/or loans	2.8	0.1	2.9	1	–	2.9
Total Canadian dollar-denominated	$82.7	$37.7	$120.4	41%	$39.4	$81.0
Cash and due from banks	11.4	–	11.4	3	–	11.4
U.S. government obligations	4.3	24.2	28.5	9	26.3	2.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	30.4	2.7	33.1	11	7.1	26.0
Other sovereign obligations	24.7	24.8	49.5	16	1.8	47.7
Corporate issuer obligations	32.8	2.6	35.4	12	2.9	32.5
Equities	3.7	1.8	5.5	2	1.1	4.4
Other marketable securities and/or loans	8.1	9.3	17.4	6	10.3	7.1
Total non-Canadian dollar-denominated	$115.4	$65.4	$180.8	59%	$49.5	$131.3
Total	$198.1	$103.1	$301.2	100%	$88.9	$212.3
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 36

Liquid assets are held in The Toronto-Dominion Bank legal entity, various domestic consolidated subsidiaries and major U.S. and foreign based branches and other subsidiaries.

TABLE 32: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)		As at
	July 31	October 31
	2013	2012
The Toronto-Dominion Bank (Parent)	$63.5	$56.9
Bank foreign branches	28.0	34.8
Major bank subsidiaries	131.0	120.2
Other subsidiaries	0.4	0.4
Total	$222.9	$212.3

TABLE 33: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2013
Canadian government obligations	$17.7	$31.0	$48.7	15%	$27.3	$21.4
NHA MBS	45.6	0.6	46.2	14	9.1	37.1
Provincial government obligations	4.1	5.3	9.4	3	4.8	4.6
Corporate issuer obligations	7.3	3.9	11.2	3	0.7	10.5
Equities	20.6	3.8	24.4	7	4.9	19.5
Other marketable securities and/or loans	1.6	0.4	2.0	1	0.4	1.6
Total Canadian dollar-denominated	$96.9	$45.0	$141.9	43%	$47.2	$94.7
Cash and due from banks	18.1	–	18.1	5	–	18.1
U.S. government obligations	1.7	30.6	32.3	10	30.8	1.5
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	25.8	5.9	31.7	10	8.8	22.9
Other sovereign obligations	25.2	19.5	44.7	14	2.0	42.7
Corporate issuer obligations	38.2	3.2	41.4	13	5.6	35.8
Equities	5.9	2.0	7.9	2	1.2	6.7
Other marketable securities and/or loans	5.9	5.8	11.7	3	5.9	5.8
Total non-Canadian dollar-denominated	$120.8	$67.0	$187.8	57%	$54.3	$133.5
Total	$217.7	$112.0	$329.7	100%	$101.5	$228.2

		April 30, 2013
Canadian government obligations	$11.4	$30.8	$42.2	14%	$23.4	$18.8
NHA MBS	37.4	0.4	37.8	12	7.2	30.6
Provincial government obligations	4.1	6.4	10.5	3	6.2	4.3
Corporate issuer obligations	5.7	3.6	9.3	3	0.7	8.6
Equities	22.5	3.8	26.3	8	5.6	20.7
Other marketable securities and/or loans	1.2	0.1	1.3	–	0.5	0.8
Total Canadian dollar-denominated	$82.3	$45.1	$127.4	40%	$43.6	$83.8
Cash and due from banks	20.1	–	20.1	6	–	20.1
U.S. government obligations	1.8	29.6	31.4	10	30.0	1.4
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	24.6	5.5	30.1	10	8.8	21.3
Other sovereign obligations	24.9	18.5	43.4	14	1.6	41.8
Corporate issuer obligations	34.5	1.8	36.3	12	4.2	32.1
Equities	4.4	1.5	5.9	2	0.9	5.0
Other marketable securities and/or loans	8.8	9.5	18.3	6	8.9	9.4
Total non-Canadian dollar-denominated	$119.1	$66.4	$185.5	60%	$54.4	$131.1
Total	$201.4	$111.5	$312.9	100%	$98.0	$214.9
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets for the three months ended July 31, 2013 increased by 5% compared to the average three months ended April 30, 2013 to meet underlying liquidity risk management requirements. Average encumbered assets (i.e., liquid assets not available to the business segment without delay due to secured funding, asset pledging and/or collateral requirements) for the three months ended July 31, 2013 increased by 4% compared to the average three months ended April 30, 2013, as a result of increased collateral requirements related to securitization funding and pledging activities.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 37

TABLE 34: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2013	2013
The Toronto-Dominion Bank (Parent)	$65.0	$59.2
Bank foreign branches	30.8	30.8
Major bank subsidiaries	132.0	124.5
Other subsidiaries	0.4	0.4
Total	$228.2	$214.9

Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. Where appropriate, we apply a downward adjustment to current market value reflective of expected market conditions and investor requirements during the “Severe Combined Stress” scenario. Overall, we expect the reduction in current market value to be relatively low given the underlying high credit quality and demonstrated liquidity of our liquid asset portfolio. “Available liquidity” also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S. under the “Severe Combined Stress” scenario. TD primarily uses NHA MBS to generate Parent-level funding.
TD also has access to the Bank of Canada’s emergency lending assistance program in Canada, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities as a result of collateral pledged by TD to these central banks. Refer to Note 22 to the Bank’s Interim Consolidated Financial Statements for further information on Pledged Assets and Collateral. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing “available liquidity”.

We estimated that the average monthly total “available liquidity” for up to 90-days from all unencumbered liquid assets and other liquidity sources for the three months ended July 31, 2013 as measured under the “Severe Combined Stress” scenario was Canadian-dollar equivalent $153.6 billion compared with $146.5 billion in the prior quarter. Our surplus liquid-asset position for each major business segment is calculated by deducting “required liquidity” from “available liquidity” for each specified time bucket. We do not consolidate the surplus liquid-asset positions of U.S. Personal and Commercial Banking with the positions of other segments due to restrictions on the investment of funds generated from deposit taking activities by member financial institutions of the Federal Reserve System in the U.S. Also, available holdings domiciled in certain Wealth and Insurance subsidiaries are not included in the liquid asset position calculation for Canadian Personal and Commercial Banking due to regulatory restrictions involving the investment of such funds with the Toronto-Dominion Bank. For the three months ended July 31, 2013, our average monthly aggregate surplus liquid-asset position for up to 90-days, as measured under the “Severe Combined Stress” scenario was as follows:
•
$5.4 billion for the combined Canadian Personal and Commercial Banking (including domestic Wealth businesses), Corporate segment and Wholesale Banking operations compared with $5.7 billion in the prior quarter.

•	$5.4 billion for U.S. Personal and Commercial Banking operations compared with $4.3 billion in the prior quarter.
Limits included in the Board Liquidity Policy also stipulate that we use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of one year. For the purpose of calculating the results of the 365-day bank specific stress scenario, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the “Severe Combined Stress” scenario, and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. For the three months ended July 31, 2013, the average monthly estimate of liquid assets less requirements, as determined in the extended liquidity coverage test was as follows:
•
$5.3 billion for the combined Canadian Personal and Commercial Banking (including domestic Wealth businesses), Corporate segment and Wholesale Banking operations compared with $5.6 billion in the prior quarter.

•	$16.2 billion for U.S. Personal and Commercial Banking operations compared with $12.8 billion in the prior quarter.

While each of our dedicated treasury areas has responsibility for the measurement and management of liquidity risks in their respective business segments, TBSM is responsible for managing liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations. TD maintains foreign branches in key global centres such as New York, London and Singapore to support Wholesale Banking activities. The Parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.
The ongoing measurement of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash in the event of a liquidity event. Additional stress scenarios related to various idiosyncratic and systemic events caused by identified economic, financial and or operational risk conditions are also used to evaluate the potential range of “required liquidity” levels that the Bank could encounter. We have liquidity contingency funding plans (CFP) in place for each major business segment and local jurisdiction. Each CFP provides direction on how management can best utilize available sources of funding under each identified liquidity stress event in the most efficient and effective manner possible, with the objective of returning resultant liquidity positions to target levels. Accordingly, CFP documentation is an integral component of the Bank’s overall liquidity risk management program.
Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 35: CREDIT RATINGS[1]
As at
July 31, 2013
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P–1	Aa1	Stable
S&P	A–1+	AA–	Stable
Fitch	F1+	AA–	Stable
DBRS	R–1 (high)	AA	Stable
1
The above ratings are for the Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 38

We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We routinely hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch reduction in our senior long-term credit ratings. Severe downgrades could have an impact on “required liquidity” by potentially increasing our cost of borrowing and/or requiring the Bank to post additional collateral for the benefit of our trading counterparties. The table below presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of our credit ratings.

TABLE 36: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2013	2013
One-notch downgrade	$0.2	$0.5
Two-notch downgrade	0.6	0.9
Three-notch downgrade	0.7	1.1

FUNDING
TD has access to a wide variety of short- and long-term unsecured and secured funding sources including securitization channels that it uses to meet operational requirements in normal operating conditions. TD’s funding activities are conducted in accordance with the GLAP Policy. This policy requires that, among other things, all assets be funded to the appropriate term (i.e., overall term to maturity for banking book assets or stressed market depths for trading assets).
    Our primary approach to managing funding activities is to maximize the use of branch sourced deposits. Table 37 illustrates the Bank’s large base of stable personal and commercial, domestic Wealth businesses and TD Ameritrade sweep deposits (collectively P&C deposits) that make up approximately 80% (October 31, 2012 – 80%) of total deposit funding. Approximately 62% (October 31, 2012 – 62%) of this amount is insured under various insurance deposit schemes, including the Canada Deposit Insurance Corporation (CDIC) and the FDIC. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence and estimated sudden “run-off” under the “Severe Combined Stress” scenario. The majority of remaining deposit funding is comprised of short-term unsecured wholesale funding with maturity terms ranging between overnight and 12 months, and long-term wholesale funding with maturities typically ranging between two to five years.

TABLE 37: SUMMARY OF DEPOSIT FUNDING BY SOURCE OR TYPE
(billions of Canadian dollars)		As at
	July 31	October 31
	2013	2012
P&C deposits	$449.7	$420.3
Short-term unsecured wholesale deposits including commercial paper	81.7	75.6
Long-term wholesale deposits including covered bonds and senior medium term notes	27.9	27.7
Other deposits	2.9	2.8
Total	$562.2	$526.4

We maintain an active external funding program to provide access to widely diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our unsecured wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of short-term wholesale deposits we can hold from any single depositor in order not to rely excessively on one or a small group of clients as a source of funding. When deposit levels exceed these limits, excess amounts must be invested in highly liquid assets and, as a result, are not used to fund the requirements of our Wholesale Banking operations. We also limit the short-term wholesale funding that can mature in a given time period. These funding limits are designed to address the potential operational complexity involved in selling assets and reduced asset liquidity in a systemic market event, and serve to limit our exposure to large liability maturities.
Responsibility for normal funding activities is as follows:

•	TBSM is responsible for meeting all TD long-term funding needs related to mortgage or loan asset growth, or corporate investment needs or subsidiary capital requirements.
•
Wholesale Banking is responsible for meeting short-term funding and liquidity requirements relating to Wholesale Banking activities. Funding can be achieved via unsecured wholesale deposit funding including commercial paper or secured repurchase (“repo”) funding channels.

•	TBSM U.S. is responsible for managing the required utilization of available borrowing capacity provided by the FHLB System.
•	The ALCO is required to approve any new external funding structures or material transactions in conjunction with its regular review of the TD long-term funding plan.

We continue to explore all opportunities to access expanded or lower-cost funding on a sustainable basis relative to our projected term funding requirements. The following table represents the various sources of funding obtained as at July 31, 2013 and October 31, 2012, respectively:

TABLE 38: LONG TERM FUNDING SOURCES AND ISSUANCES
(billions of Canadian dollars)			Issuances for the
	As at		three months ended
	July 31	October 31	July 31	April 30
	2013	2012	2013	2013
Assets securitized
Residential mortgages	$40.2	$42.0	$2.4	$1.4
Credit card receivables and consumer instalment loans	0.6	1.3	–	–
Covered bonds[1]	10.3	10.0	–	–
Senior unsecured medium term notes[1]	17.6	17.8	3.1	3.9
Total	$68.7	$71.1	$5.5	$5.3
1
These funding sources are considered long term funding sources and are classified as Deposits on the Interim Consolidated Balance Sheet. Period end balances are included above in Table 37: Summary of Deposit Funding by Source or Type.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 39

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY

In December 2010, the BCBS issued a final framework document outlining two new liquidity standards in addition to supplemental reporting metrics applicable to all internationally active banks. The document prescribes the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as minimum regulatory standards effective January 1, 2015 and January 1, 2018 respectively.  In January 2013, the BCBS released its final rules for the LCR.  Banks and regulators continue to work together to evaluate the impacts of these new standards and any local regulatory refinements of the final rules. BCBS continues to assess NSFR guidelines, with planned implementation effective 2018.

MATURITY ANALYSIS OF ASSETS, LIABILITIES AND OFF-BALANCE SHEET COMMITMENTS
Table 39 summarizes on- and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict TD’s asset/liability matching or exposure to interest rate risk. The maturity analysis also differs from how the Bank evaluates the exposure it may have to liquidity risk and its associated funding needs. TD ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability (i.e., we do not fund long-term maturity assets with short-term maturity borrowings). TD utilizes stable P&C non-specific maturity deposits and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. TD also funds the stable balance of non-specific maturity revolving line of credit balances with long-term funding sources. We conduct long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay and pre-redeem. TD targets terms to maturity for new funding to match as closely as possible the resultant expected maturity profile of its balance sheet. We also raise shorter term unsecured wholesale deposits to fund trading assets based on our internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 40

TABLE 39: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								July 31, 2013
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,064	$3	$–	$–	$–	$–	$–	$–	$–	$3,067
Interest-bearing deposits with banks	15,565	948	113	195	306	–	–	–	4,627	21,754
Trading loans, securities, and other[1]	2,089	3,750	3,268	2,017	3,205	7,948	16,404	12,034	46,079	96,794
Derivatives	5,378	2,215	2,777	1,501	1,706	6,732	15,058	14,479	–	49,846
Financial assets designated at fair value through profit or loss	340	441	421	231	1,110	2,621	589	368	32	6,153
Available-for-sale securities	4,571	6,083	5,862	3,175	1,511	6,918	19,059	41,269	1,867	90,315
Held-to-maturity securities	–	520	1,002	842	511	2,939	7,526	3,094	–	16,434
Securities purchased under reverse repurchase agreements	36,454	13,946	8,505	858	4,042	51	16	–	158	64,030
Loans
Residential mortgages	1,355	2,199	4,353	5,104	8,116	28,239	107,285	24,859	–	181,510
Consumer instalment and other personal	769	1,521	2,390	2,212	2,406	9,661	28,068	9,738	62,495	119,260
Credit card	–	–	–	–	–	–	–	–	21,503	21,503
Business and government	17,348	3,530	3,587	3,298	4,304	7,551	30,839	29,921	9,866	110,244
Debt securities classified as loans	–	44	–	822	40	299	586	2,323	–	4,114
Total loans	19,472	7,294	10,330	11,436	14,866	45,750	166,778	66,841	93,864	436,631
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,863)	(2,863)
Loans, net of allowance for loan losses	19,472	7,294	10,330	11,436	14,866	45,750	166,778	66,841	91,001	433,768
Customers’ liability under acceptances	6,165	1,592	179	–	–	–	–	–	–	7,936
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,163	5,163
Goodwill[2]	–	–	–	–	–	–	–	–	13,121	13,121
Other intangibles[2]	–	–	–	–	–	–	–	–	2,490	2,490
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,523	4,523
Current income tax receivable	–	–	–	–	831	–	–	–	–	831
Deferred tax assets	–	–	–	–	–	–	–	–	1,392	1,392
Other assets	9,163	284	234	144	230	324	909	1,047	5,149	17,484
Total assets	$102,261	$37,076	$32,691	$20,399	$28,318	$73,283	$226,339	$139,132	$175,602	$835,101
Liabilities
Trading deposits	$9,012	$18,878	$17,094	$4,575	$2,926	$114	$744	$407	$–	$53,750
Derivatives	5,959	2,193	2,911	1,770	2,028	7,264	14,289	15,337	–	51,751
Securitization liabilities at fair value	–	3,114	4,154	2,629	3,570	4,464	4,903	1,815	–	24,649
Other financial liabilities designated at fair value through
profit or loss	27	18	4	1	2	4	1	–	–	57
Deposits[3,4]
Personal	5,442	7,836	9,007	8,286	6,804	9,318	12,389	155	253,729	312,966
Banks	5,813	1,121	320	530	233	13	26	27	2,384	10,467
Business and government	17,854	10,896	3,496	999	2,869	10,630	16,307	50	121,872	184,973
Total deposits	29,109	19,853	12,823	9,815	9,906	19,961	28,722	232	377,985	508,406
Acceptances	6,165	1,592	179	–	–	–	–	–	–	7,936
Obligations related to securities sold short[1]	475	397	823	407	637	3,432	8,853	7,716	17,125	39,865
Obligations related to securities sold under repurchase
agreements	24,934	2,848	2,879	397	640	88	–	–	–	31,786
Securitization liabilities at amortized cost	280	754	548	729	611	4,407	14,953	3,363	–	25,645
Provisions	–	16	17	6	23	4	3	28	467	564
Current income tax payable	–	–	–	–	51	–	–	–	–	51
Deferred tax liabilities	–	–	–	–	–	–	–	–	305	305
Other liabilities	14,888	2,708	2,114	532	1,311	966	1,855	828	4,459	29,661
Subordinated notes and debentures	–	–	–	–	–	149	–	7,835	–	7,984
Liability for preferred shares	–	–	–	–	–	–	–	27	–	27
Liability for capital trust securities	–	–	–	–	–	–	–	1,746	–	1,746
Equity	–	–	–	–	–	–	–	–	–	50,918
Total liabilities and equity	$90,849	$52,371	$43,546	$20,861	$21,705	$40,853	$74,323	$39,334	$400,341	$835,101
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$65	$131	$195	$193	$192	$735	$1,856	$2,798	$–	$6,165
Network service agreements	2	4	7	7	7	6	–	–	–	33
Automated teller machines	9	21	29	28	45	112	55	–	–	299
Contact center technology	3	2	–	–	–	–	–	–	–	5
Software licensing and equipment maintenance	6	18	75	9	24	27	–	–	–	159
Credit and liquidity commitments
Financial and performance standby letters of credit	229	1,015	1,872	2,021	2,261	3,008	4,581	530	–	15,517
Documentary and commercial letters of credit	54	79	58	24	13	13	24	1	–	266
Commitments to extend credit and liquidity[5,6]	14,872	12,497	5,550	2,794	3,502	9,058	38,915	1,663	1,580	90,431
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	510	472	460	217	82	–	102	–	–	1,843
Pension commitments
Unrecognized net loss from past experience, different from
that assumed, and effects of changes in assumptions	$–	$–	$–	$–	$–	$–	$–	$–	$1,157	$1,157
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $10 billion of covered bonds with remaining contractual maturities of $4 billion in ‘over 1 to 2 years’ and $6 billion in ‘over 2 to 5 years’.
5	Includes $202 million in commitments to extend credit to private equity investments.
6	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 41

TABLE 39: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)								As at
								October 31, 2012
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,435	$–	$–	$–	$1	$–	$–	$–	$–	$3,436
Interest-bearing deposits with banks	12,808	1,290	284	159	34	–	–	9	7,108	21,692
Trading loans, securities, and other[1]	1,942	3,147	3,782	5,353	3,915	8,114	16,049	8,239	43,990	94,531
Derivatives	4,682	2,364	2,468	1,744	1,170	5,438	18,280	24,773	–	60,919
Financial assets designated at fair value through profit or loss	41	772	304	39	207	1,945	2,329	485	51	6,173
Available-for-sale securities	3,905	7,576	2,792	2,444	2,032	12,376	23,534	42,020	1,897	98,576
Securities purchased under reverse repurchase agreements	25,181	23,964	7,683	4,080	3,898	1	1,998	–	2,393	69,198
Loans
Residential mortgages	4,752	2,442	5,180	7,371	5,948	24,487	98,727	23,265	–	172,172
Consumer instalment and other personal	1,320	1,026	2,021	1,909	2,448	9,253	25,619	7,360	66,971	117,927
Credit card	–	–	–	–	–	–	–	–	15,358	15,358
Business and government	12,932	4,384	3,753	3,655	3,509	7,385	24,854	25,155	15,414	101,041
Debt securities classified as loans	70	292	69	50	41	1,087	517	2,868	–	4,994
Total loans	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	97,743	411,492
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,644)	(2,644)
Loans, net of allowance for loan losses	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	95,099	408,848
Customers’ liability under acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,344	5,344
Goodwill[2]	–	–	–	–	–	–	–	–	12,311	12,311
Other intangibles[2]	–	–	–	–	–	–	–	–	2,217	2,217
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,402	4,402
Current income tax receivable	–	–	–	–	439	–	–	–	–	439
Deferred tax assets	–	–	–	–	–	–	–	–	883	883
Other assets	7,117	414	214	153	170	251	430	137	6,028	14,914
Total assets	$82,855	$50,171	$28,602	$26,958	$23,812	$70,337	$212,337	$134,311	$181,723	$811,106
Liabilities
Trading deposits	$1,558	$12,326	$11,846	$5,457	$6,230	$226	$610	$521	$–	$38,774
Derivatives	5,098	2,822	2,819	2,184	1,242	6,617	19,071	25,144	–	64,997
Securitization liabilities at fair value	–	1,215	–	1,766	3,180	12,997	4,641	1,525	–	25,324
Other financial liabilities designated at fair value through profit or loss	6	5	2	1	1	2	–	–	–	17
Deposits[3,4]
Personal	4,732	9,139	10,930	7,794	7,858	14,512	12,189	148	224,457	291,759
Banks	7,423	3,291	71	30	31	15	21	16	4,059	14,957
Business and government	17,031	20,688	2,757	3,858	1,238	5,831	16,396	3	113,236	181,038
Total deposits	29,186	33,118	13,758	11,682	9,127	20,358	28,606	167	341,752	487,754
Acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Obligations related to securities sold short[1]	676	1,042	490	453	1,203	2,928	7,874	6,255	12,514	33,435
Obligations related to securities sold under repurchase agreements	30,884	4,202	1,443	683	414	48	–	–	1,142	38,816
Securitization liabilities at amortized cost	98	1,570	491	2,112	1,368	3,576	14,239	2,736	–	26,190
Provisions	2	7	12	15	14	26	3	27	550	656
Current income tax payable	–	–	–	–	167	–	–	–	–	167
Deferred tax liabilities	–	–	–	–	–	–	–	–	327	327
Other liabilities	9,239	4,456	1,284	618	1,125	1,482	1,744	680	4,230	24,858
Subordinated notes and debentures	–	–	–	–	–	150	–	11,168	–	11,318
Liability for preferred shares	–	–	–	–	–	–	–	26	–	26
Liability for capital trust securities	–	–	–	–	–	–	–	1,874	350	2,224
Equity	–	–	–	–	–	–	–	–	–	49,000
Total liabilities and equity	$81,417	$63,263	$32,197	$24,972	$24,071	$48,410	$76,788	$50,123	$360,865	$811,106
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$61	$120	$175	$169	$162	$681	$1,703	$2,665	$–	$5,736
Network service agreements	2	3	7	7	7	26	–	–	–	52
Automated teller machines	11	22	33	27	32	147	123	–	–	395
Contact center technology	3	6	8	8	3	–	–	–	–	28
Software licensing and equipment maintenance	58	18	12	9	24	94	–	–	–	215
Credit and liquidity commitments
Financial and performance standby letters of credit	106	1,027	1,828	2,095	1,836	2,575	5,240	1,095	–	15,802
Documentary and commercial letters of credit	68	96	53	38	7	3	14	–	–	279
Commitments to extend credit and liquidity[5,6]	14,165	10,074	5,238	3,972	3,159	7,757	33,229	2,722	1,544	81,860
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	–	566	526	271	270	612	–	–	–	2,245
Pension commitments
Unrecognized net loss from past experience, different from that
assumed, and effects of changes in assumptions	$–	$–	$–	$–	$–	$–	$–	$–	$1,197	$1,197
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 to 2 years’ and $8 billion in ‘over 2 to 5 years’.
5	Includes $247 million in commitments to extend credit to private equity investments.
6	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 42

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank’s exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and the consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, this would occur if subsequent to the initial assessment the Bank appears to gain additional control or decision making power over the SPE, a reassessment is performed to determine whether the SPE is consolidated. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and business and government loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 40: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)				As at
			Significant
			consolidated
	Significant unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				July 31, 2013
Residential mortgage loans	$22,838	$–	$–	$17,855	$–
Consumer instalment and other personal loans[2,3]	–	–	5,100	–	–
Credit card loans	–	–	541	–	–
Business and government loans	46	–	–	2,418	54
Total exposure	$22,884	$–	$5,641	$20,273	$54

				October 31, 2012
Residential mortgage loans	$21,176	$–	$–	$23,446	$–
Consumer instalment and other personal loans[2,3]	–	–	5,461	–	–
Credit card loans	–	–	1,251	–	–
Business and government loans	79	–	–	2,388	53
Total exposure	$21,255	$–	$6,712	$25,834	$53
1	Includes all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.
2	Included in personal loans as at July 31, 2013 are nil of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2012 – $361 million).
3	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at July 31, 2013, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at July 31, 2013, the SPEs issued $5.1 billion of commercial paper outstanding (October 31, 2012 – $5.1 billion) and nil of notes outstanding (October 31, 2012 – $0.3 billion). As at July 31, 2013, the Bank’s maximum potential exposure to loss for these conduits was $5.1 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2012 – $1.1 billion).

Credit Card Loans
The Bank securitizes credit card loans through a consolidated SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at July 31, 2013, the consolidated SPE had $0.7 billion of issued notes outstanding (October 31, 2012 – $1.3 billion). As at July 31, 2013, the Bank’s maximum potential exposure to loss for this SPE was $0.7 billion (October 31, 2012 – $1.3 billion).

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 43

Business and Government Loans
The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties.  Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets
Significant Consolidated SPE
The Bank has a securitization exposure to certain third party originated assets through a consolidated SPE. The Bank consolidates the SPE since it is wholly funded by the Bank and the Bank is exposed to the majority of the risks of the SPE. As at July 31, 2013, the consolidated SPE had $315 million (October 31, 2012 – nil) of assets secured by underlying trade receivables, originated in the U.S. The weighted average life of these assets is 3.6 years. The Bank's maximum potential exposure to loss due to its funding of the SPE as at July 31, 2013 was $315 million (October 31, 2012 – nil). As at July 31, 2013, the funding is provided primarily through a senior facility that has a ‘AAA’ rating from the credit rating agency. Further, as at July 31, 2013, the Bank had committed to provide an additional $37 million in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities
Multi-Seller Conduits
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $8.7 billion as at July 31, 2013 (October 31, 2012 – $7.5 billion). Further, as at July 31, 2013, the Bank had committed to provide an additional $1.8 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2012 – $2.2 billion). As at July 31, 2013, the Bank provided no deal-specific credit enhancements (October 31, 2012 – nil).
All third-party assets securitized by the Bank’s non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 41: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	July 31, 2013		October 31, 2012
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated	average life	unconsolidated	average life
	SPEs AAA[1]	(years)[2]	SPEs AAA[1]	(years)[2]
Residential mortgage loans	$4,975	2.9	$4,613	2.8
Automobile loans and leases	1,842	1.5	1,657	1.3
Equipment loans and leases	–	–	19	0.4
Trade receivables	1,850	1.5	1,221	1.7
Total exposure	$8,667	2.3	$7,510	2.3
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2013, the Bank held $1,514 million of ABCP issued by Bank-sponsored multi-seller conduits within the trading loans, securities and other category on its Interim Consolidated Balance Sheet (October 31, 2012 – $128 million).

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $514 million as at July 31, 2013 (October 31, 2012 – $500 million) of which nil has been drawn (October 31, 2012 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at July 31, 2013, these assets have maintained ratings from various credit rating agencies, ranging from AA to AAA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at July 31, 2013 and October 31, 2012 was not significant.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 30 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012 are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at July 31, 2013 and October 31, 2012 was not significant.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 44

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 42: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
		2013					2012	2011
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$4,146	$3,902	$3,846	$3,842	$3,817	$3,680	$3,687	$3,532
Non-interest income	1,799	2,098	2,125	2,047	2,024	2,070	1,955	2,131
Total revenue	5,945	6,000	5,971	5,889	5,841	5,750	5,642	5,663
Provision for credit losses	477	417	385	565	438	388	404	340
Non-interest expenses	3,764	3,626	3,495	3,606	3,471	3,372	3,549	3,488
Provision for (recovery of) income taxes	252	291	360	178	291	351	272	310
Equity in net income of an investment in associate,
net of income taxes	75	57	59	57	62	54	61	64
Net income – reported	1,527	1,723	1,790	1,597	1,703	1,693	1,478	1,589
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	59	58	56	60	59	59	60	95
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(70)	22	(24)	35	–	9	45	(37)
Integration charges and direct transaction costs
relating to U.S. Personal and Commercial
Banking acquisitions	–	–	–	–	–	–	9	(1)
Fair value of credit default swaps hedging the corporate
loan book net of provision for credit losses	–	–	–	–	(2)	1	1	(9)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to
the Chrysler Financial acquisition	–	–	–	3	6	3	5	19
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of
MBNA Canada	24	30	24	25	25	30	24	–
Litigation reserve	–	–	70	–	77	–	171	–
Reduction of allowance for incurred but not identified credit
losses	–	–	–	–	(30)	(59)	(31)	–
Positive impact due to changes in statutory income tax rates	–	–	–	–	(18)	–	–	–
Impact of Superstorm Sandy	–	–	–	37	–	–	–	–
Impact of Alberta flood on the loan portfolio	48	–	–	–	–	–	–	–
Total adjustments for items of note	61	110	126	160	117	43	284	67
Net income – adjusted	1,588	1,833	1,916	1,757	1,820	1,736	1,762	1,656
Preferred dividends	38	49	49	49	49	49	49	48
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	$1,550	$1,784	$1,867	$1,708	$1,771	$1,687	$1,713	$1,608
Attributable to:
Non-controlling interests – adjusted	$26	$26	$26	$26	$26	$26	$26	$26
Common shareholders – adjusted	1,524	1,758	1,841	1,682	1,745	1,661	1,687	1,582
(Canadian dollars, except as noted)

Basic earnings per share
Reported	$1.59	$1.79	$1.87	$1.67	$1.79	$1.79	$1.56	$1.70
Adjusted	1.65	1.91	2.01	1.84	1.92	1.84	1.87	1.77
Diluted earnings per share
Reported	1.58	1.78	1.86	1.66	1.78	1.78	1.55	1.68
Adjusted	1.65	1.90	2.00	1.83	1.91	1.82	1.86	1.75
Return on common equity – reported	12.5%	14.8%	15.3%	14.0%	15.3%	16.2%	14.0%	15.8%
Return on common equity – adjusted	13.0%	15.8%	16.4%	15.5%	16.4%	16.6%	16.8%	16.5%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 45

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 46 to 79 of this Report to Shareholders, have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2012.

FUTURE CHANGES IN ACCOUNTING POLICIES
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 2 to the Bank’s Interim Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2013	2012
ASSETS
Cash and due from banks	$3,067	$3,436
Interest-bearing deposits with banks	21,754	21,692
	24,821	25,128
Trading loans, securities, and other (Note 3)	96,794	94,531
Derivatives (Note 3)	49,846	60,919
Financial assets designated at fair value through profit or loss (Note 3)	6,153	6,173
Available-for-sale securities (Notes 3, 4)	90,315	98,576
	243,108	260,199
Held-to-maturity securities (Note 4)	16,434	–
Securities purchased under reverse repurchase agreements	64,030	69,198
Loans (Note 5)
Residential mortgages	181,510	172,172
Consumer instalment and other personal	119,260	117,927
Credit card	21,503	15,358
Business and government	110,244	101,041
Debt securities classified as loans	4,114	4,994
	436,631	411,492
Allowance for loan losses (Note 5)	(2,863)	(2,644)
Loans, net of allowance for loan losses	433,768	408,848
Other
Customers’ liability under acceptances	7,936	7,223
Investment in TD Ameritrade (Note 8)	5,163	5,344
Goodwill (Note 10)	13,121	12,311
Other intangibles	2,490	2,217
Land, buildings, equipment, and other depreciable assets	4,523	4,402
Current income tax receivable	831	439
Deferred tax assets (Note 20)	1,392	883
Other assets (Note 11)	17,484	14,914
	52,940	47,733
Total assets	$835,101	$811,106
LIABILITIES
Trading deposits (Notes 3, 12)	$53,750	$38,774
Derivatives (Note 3)	51,751	64,997
Securitization liabilities at fair value (Note 3)	24,649	25,324
Other financial liabilities designated at fair value through profit or loss (Note 3)	57	17
	130,207	129,112
Deposits (Note 12)
Personal	312,966	291,759
Banks	10,467	14,957
Business and government	184,973	181,038
	508,406	487,754
Other
Acceptances	7,936	7,223
Obligations related to securities sold short	39,865	33,435
Obligations related to securities sold under repurchase agreements	31,786	38,816
Securitization liabilities at amortized cost	25,645	26,190
Provisions (Note 22)	564	656
Current income tax payable	51	167
Deferred tax liabilities (Note 20)	305	327
Other liabilities (Note 13)	29,661	24,858
	135,813	131,672
Subordinated notes and debentures (Note 14)	7,984	11,318
Liability for preferred shares	27	26
Liability for capital trust securities (Note 15)	1,746	2,224
Total liabilities	784,183	762,106
EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2013 – 921.7, Oct. 31, 2012 – 918.2) (Note 16)	19,218	18,691
Preferred shares (millions of shares issued and outstanding: July 31, 2013 – 135.8, Oct. 31, 2012 – 135.8) (Note 16)	3,395	3,395
Treasury shares – common (millions of shares held: July 31, 2013 – (1.9), Oct. 31, 2012 – (2.1)) (Note 16)	(144)	(166)
Treasury shares – preferred (millions of shares held: July 31, 2013 – (0.1), Oct. 31, 2012 – nil) (Note 16)	(3)	(1)
Contributed surplus	181	196
Retained earnings	24,122	21,763
Accumulated other comprehensive income (loss)	2,650	3,645
	49,419	47,523
Non-controlling interests in subsidiaries	1,499	1,477
Total equity	50,918	49,000
Total liabilities and equity	$835,101	$811,106
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Interest income
Loans	$4,769	$4,562	$13,721	$13,393
Securities
Interest	726	819	2,214	2,473
Dividends	269	249	783	684
Deposits with banks	21	19	67	66
	5,785	5,649	16,785	16,616
Interest expense
Deposits	1,078	1,182	3,222	3,507
Securitization liabilities	233	260	697	783
Subordinated notes and debentures	110	153	342	460
Preferred shares and capital trust securities	38	44	116	130
Other	180	193	514	552
	1,639	1,832	4,891	5,432
Net interest income	4,146	3,817	11,894	11,184
Non-interest income
Investment and securities services	723	648	2,100	1,961
Credit fees	202	188	594	560
Net securities gains (losses) (Note 4)	32	36	269	195
Trading income (losses)	(107)	27	(223)	25
Service charges	485	456	1,379	1,322
Card services	368	270	959	765
Insurance revenue (loss), net of claims and related expenses (Note 17)	(198)	270	421	881
Trust fees	37	39	112	115
Other income (loss)	257	90	411	225
	1,799	2,024	6,022	6,049
Total revenue	5,945	5,841	17,916	17,233
Provision for credit losses (Note 5)	477	438	1,279	1,230
Non-interest expenses
Salaries and employee benefits (Note 19)	1,916	1,791	5,694	5,404
Occupancy, including depreciation	357	348	1,072	1,019
Equipment, including depreciation	212	194	622	597
Amortization of other intangibles	126	113	368	344
Marketing and business development	171	157	491	447
Brokerage-related fees	79	72	238	225
Professional and advisory services	247	215	709	614
Communications	73	70	211	211
Other	583	511	1,480	1,531
	3,764	3,471	10,885	10,392
Income before income taxes and equity in net income of an
investment in associate	1,704	1,932	5,752	5,611
Provision for (recovery of) income taxes	252	291	903	914
Equity in net income of an investment in associate, net of income taxes (Note 8)	75	62	191	177
Net income	1,527	1,703	5,040	4,874
Preferred dividends	38	49	136	147
Net income available to common shareholders and non-controlling
interests in subsidiaries	$1,489	$1,654	$4,904	$4,727
Attributable to:
Non-controlling interests in subsidiaries	$26	$26	$78	$78
Common shareholders	1,463	1,628	4,826	4,649
Weighted-average number of common shares outstanding (millions) (Note 21)
Basic	921.4	908.7	919.7	904.6
Diluted	924.1	916.0	923.5	913.0
Earnings per share (dollars) (Note 21)
Basic	$1.59	$1.79	$5.25	$5.14
Diluted	1.58	1.78	5.23	5.11
Dividends per share (dollars)	0.81	0.72	2.39	2.12
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Net income	$1,527	$1,703	$5,040	$4,874
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities[1]	(544)	280	(501)	583
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(29)	(20)	(196)	(115)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	823	574	1,132	224
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	4	–	4	–
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[4]	(4)	–	(4)	–
Net foreign currency translation gains (losses) from hedging activities[5]	(304)	(244)	(412)	(106)
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	(251)	749	49	796
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(446)	(426)	(1,067)	(836)
	(751)	913	(995)	546
Comprehensive income (loss) for the period	$776	$2,616	$4,045	$5,420
Attributable to:
Preferred shareholders	$38	$49	$136	$147
Common shareholders	712	2,541	3,831	5,195
Non-controlling interests in subsidiaries	26	26	78	78
1
Net of income tax recovery of $302 million for the three months ended July 31, 2013 (three months ended July 31, 2012 – income tax provision of $165 million). Net of income tax recovery of $273 million for the nine months ended July 31, 2013 (nine months ended July 31, 2012 – income tax provision of $278 million).

2
Net of income tax provision of $22 million for the three months ended July 31, 2013 (three months ended July 31, 2012 – income tax provision of $11 million). Net of income tax provision of $121 million for the nine months ended July 31, 2013 (nine months ended July 31, 2012 – income tax provision of $58 million).

3	Net of income tax provision of nil for the three and nine months ended July 31, 2013 (three and nine months ended July 31, 2012 – income tax provision of nil).
4
Net of income tax provision of $1 million for the three months ended July 31, 2013 (three months ended July 31, 2012 – income tax provision of nil). Net of income tax provision of $1 million for the nine months ended July 31, 2013 (nine months ended July 31, 2012 – income tax provision of nil).

5
Net of income tax recovery of $111 million for the three months ended July 31, 2013 (three months ended July 31, 2012 – income tax recovery of $81 million). Net of income tax recovery of $150 million for the nine months ended July 31, 2013 (nine months ended July 31, 2012 – income tax recovery of $35 million).

6
Net of income tax recovery of $119 million for the three months ended July 31, 2013 (three months ended July 31, 2012 – income tax provision of $393 million). Net of income tax provision of $51 million for the nine months ended July 31, 2013 (nine months ended July 31, 2012 – income tax provision of $391 million).

7
Net of income tax provision of $261 million for the three months ended July 31, 2013 (three months ended July 31, 2012 – income tax provision of $217 million). Net of income tax provision of $576 million for the nine months ended July 31, 2013 (nine months ended July 31, 2012 – income tax provision of $381 million).

All items presented in other comprehensive income will be reclassified to the Interim Consolidated Statement of Income in subsequent periods.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Common shares (Note 16)
Balance at beginning of period	$19,133	$18,074	$18,691	$17,491
Proceeds from shares issued on exercise of stock options	90	22	185	195
Shares issued as a result of dividend reinvestment plan	82	255	429	665
Purchase of shares for cancellation	(87)	–	(87)	–
Balance at end of period	19,218	18,351	19,218	18,351
Preferred shares (Note 16)
Balance at beginning of period	3,395	3,395	3,395	3,395
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares – common (Note 16)
Balance at beginning of period	(126)	(163)	(166)	(116)
Purchase of shares	(1,031)	(570)	(2,565)	(2,130)
Sale of shares	1,013	555	2,587	2,068
Balance at end of period	(144)	(178)	(144)	(178)
Treasury shares – preferred (Note 16)
Balance at beginning of period	–	(1)	(1)	–
Purchase of shares	(24)	(22)	(57)	(61)
Sale of shares	21	22	55	60
Balance at end of period	(3)	(1)	(3)	(1)
Contributed surplus
Balance at beginning of period	190	200	196	212
Net premium (discount) on sale of treasury shares	(1)	3	(3)	11
Stock options (Note 18)	(8)	2	(14)	(19)
Other	–	(2)	2	(1)
Balance at end of period	181	203	181	203
Retained earnings
Balance at beginning of period	23,674	19,970	21,763	18,213
Net income attributable to shareholders	1,501	1,677	4,962	4,796
Common dividends	(746)	(655)	(2,198)	(1,919)
Preferred dividends	(38)	(49)	(136)	(147)
Net premium on repurchase of common shares	(269)	–	(269)	–
Balance at end of period	24,122	20,943	24,122	20,943
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	1,351	1,157	1,475	949
Other comprehensive income (loss)	(573)	260	(697)	468
Balance at end of period	778	1,417	778	1,417
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	(225)	(676)	(426)	(464)
Other comprehensive income (loss)	519	330	720	118
Balance at end of period	294	(346)	294	(346)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,275	2,478	2,596	2,841
Other comprehensive income (loss)	(697)	323	(1,018)	(40)
Balance at end of period	1,578	2,801	1,578	2,801
Total	2,650	3,872	2,650	3,872
Non-controlling interests in subsidiaries
Balance at beginning of period	1,492	1,485	1,477	1,483
Net income attributable to non-controlling interests in subsidiaries	26	26	78	78
Other	(19)	(29)	(56)	(79)
Balance at end of period	1,499	1,482	1,499	1,482
Total equity	$50,918	$48,067	$50,918	$48,067
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Cash flows from (used in) operating activities
Net income before income taxes	$1,779	$1,994	$5,943	$5,788
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	477	438	1,279	1,230
Depreciation	131	123	388	378
Amortization of other intangibles	126	113	368	344
Net securities losses (gains) (Note 4)	(32)	(36)	(269)	(195)
Equity in net income of an investment in associate (Note 8)	(75)	(62)	(191)	(177)
Deferred taxes	(316)	(4)	(81)	155
Changes in operating assets and liabilities
Interest receivable and payable (Notes 11, 13)	(213)	(219)	(499)	(439)
Securities sold short	(158)	2,307	6,430	8,453
Trading loans and securities	(2,180)	(4,850)	(2,263)	(16,498)
Loans	(6,029)	(11,246)	(20,675)	(22,118)
Deposits	17,941	22,667	35,628	38,759
Derivatives	(329)	(1,002)	(2,173)	1,128
Financial assets and liabilities designated at fair value through profit or loss	2	(375)	60	(1,634)
Securitization liabilities	(1,324)	(4,381)	(1,220)	(3,139)
Other	1,782	2,221	2,134	919
Income taxes paid	(110)	(201)	(793)	(1,024)
Net cash from (used in) operating activities	11,472	7,487	24,066	11,930
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	1,775	(3,037)	(7,030)	8,502
Repayment of subordinated notes and debentures (Note 14)	(900)	(201)	(3,400)	(201)
Repayment or redemption of liability for preferred shares and capital trust
securities (Note 15)	(2)	(15)	(477)	(17)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	20	(33)	66	(1)
Common shares issued (Note 16)	76	19	151	159
Repurchase of common shares (Note 16)	(356)	–	(356)	–
Sale of treasury shares (Note 16)	1,033	580	2,639	2,139
Purchase of treasury shares (Note 16)	(1,055)	(592)	(2,622)	(2,191)
Dividends paid	(702)	(449)	(1,905)	(1,401)
Distributions to non-controlling interests in subsidiaries	(26)	(26)	(78)	(78)
Net cash from (used in) financing activities	(137)	(3,754)	(13,012)	6,911
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,003)	1,016	(62)	3,756
Activities in available-for-sale and held-to-maturity securities
Purchases	(26,455)	(19,874)	(52,582)	(49,332)
Proceeds from maturities	10,129	8,999	29,088	30,881
Proceeds from sales	2,667	4,999	14,015	16,532
Net purchases of premises, equipment, and other depreciable assets	(233)	(216)	(509)	(562)
Securities purchased (sold) under reverse repurchase agreements	4,516	1,216	5,168	(13,395)
Net cash acquired from (paid for) acquisitions (Note 9)	26	–	(6,543)	(6,839)
Net cash from (used in) investing activities	(11,353)	(3,860)	(11,425)	(18,959)
Effect of exchange rate changes on cash and due from banks	43	29	2	11
Net increase (decrease) in cash and due from banks	25	(98)	(369)	(107)
Cash and due from banks at beginning of period	3,042	3,087	3,436	3,096
Cash and due from banks at end of period	$3,067	$2,989	$3,067	$2,989
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,866	$2,100	$5,442	$5,897
Amount of interest received during the period	5,530	5,449	16,054	15,958
Amount of dividends received during the period	273	265	780	683
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank was formed through an amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank’s 2012 Annual Consolidated Financial Statements, as well as the current change mentioned in Note 2 below.
The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2012 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2013 were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a resolution of the Audit Committee, on August 28, 2013.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in Annual Consolidated Financial Statements, it should be read in conjunction with the 2012 Annual Consolidated Financial Statements and the accompanying Notes included on pages 89 to 183 of the Bank’s 2012 Annual Report and the shaded sections of the 2012 Management’s Discussion and Analysis (MD&A) included on pages 68 to 79 of the Bank’s 2012 Annual Report. Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank’s 2012 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGE IN ACCOUNTING POLICY
The following amendment has been adopted by the Bank.

PRESENTATION OF OTHER COMPREHENSIVE INCOME
Effective November 1, 2012, the Bank adopted the amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, which require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 were applied retrospectively and do not have a material impact on the financial position, cash flows or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES
The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Consolidation
The following new and amended guidance relates to consolidated financial statements:
•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11);
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12); and
•	IAS 27 (Revised 2011), Separate Financial Statements (IAS 27R), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied retrospectively, allowing for certain practical exceptions and transition relief. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, special purpose entities (SPEs) and its involvement with other third party entities. The adoption of the standards above, in particular IFRS 12, would also result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

Fair Value Measurement
IFRS 13, Fair Value Measurement (IFRS 13), provides guidance for measuring fair value and for disclosing information about fair value measurements. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 52

Employee Benefits
The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Net interest expense or income is calculated by applying the discount rate to the net defined benefit surplus or deficit, and will be recorded in the Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities
In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:
•
IFRS 7, Financial Instruments: Disclosures (IFRS 7), which provides common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position; and

•	IAS 32, Financial Instruments: Presentation (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities.

The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. Both amendments are to be applied retrospectively. The IFRS 7 and IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

Levies
In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval by the IASB, issued IFRIC 21 – Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impacts of adopting this interpretation.

Financial Instruments
IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in July 2013 to delay the mandatory effective date of IFRS 9 and to leave open the mandatory effective date pending the finalization of the impairment and classification and measurement requirements. The Bank is currently monitoring the impact of adopting IFRS 9, as well as any potential future amendments thereto, including the proposed accounting for macro hedging.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 53

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments
The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	July 31, 2013		October 31, 2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,067	$3,067	$3,436	$3,436
Interest-bearing deposits with banks	21,754	21,754	21,692	21,692
Trading loans, securities, and other
Government and government-related securities	$31,544	$31,544	$34,563	$34,563
Other debt securities	9,176	9,176	7,887	7,887
Equity securities	43,410	43,410	37,691	37,691
Trading loans	9,889	9,889	8,271	8,271
Commodities	2,701	2,701	6,034	6,034
Retained interests	74	74	85	85
Total trading loans, securities, and other	$96,794	$96,794	$94,531	$94,531
Derivatives	49,846	49,846	60,919	60,919
Financial assets designated at fair value through profit or loss	6,153	6,153	6,173	6,173
Available-for-sale securities
Government and government-related securities	$49,154	$49,154	$61,365	$61,365
Other debt securities	38,156	38,156	33,864	33,864
Equity securities[1]	2,064	2,064	2,083	2,083
Debt securities reclassified from trading[2]	941	941	1,264	1,264
Total available-for-sale securities	$90,315	$90,315	$98,576	$98,576
Held-to-maturity securities[3]
Government and government-related securities	$14,681	$14,558	$–	$–
Other debt securities	1,753	1,738	–	–
Total held-to-maturity securities	$16,434	$16,296	$–	$–
Securities purchased under reverse repurchase agreements	$64,030	$64,030	$69,198	$69,198
Loans	433,768	434,247	408,848	412,409
Customers’ liability under acceptances	7,936	7,936	7,223	7,223
Other assets	12,924	12,924	10,320	10,320

FINANCIAL LIABILITIES
Trading deposits	$53,750	$53,750	$38,774	$38,774
Derivatives	51,751	51,751	64,997	64,997
Securitization liabilities at fair value	24,649	24,649	25,324	25,324
Other financial liabilities designated at fair value through profit or loss	57	57	17	17
Deposits	508,406	509,994	487,754	490,071
Acceptances	7,936	7,936	7,223	7,223
Obligations related to securities sold short	39,865	39,865	33,435	33,435
Obligations related to securities sold under repurchase agreements	31,786	31,786	38,816	38,816
Securitization liabilities at amortized cost	25,645	25,862	26,190	26,581
Other liabilities	22,481	22,481	18,489	18,489
Subordinated notes and debentures	7,984	8,802	11,318	12,265
Liability for preferred shares and capital trust securities	1,773	2,285	2,250	2,874
1
As at July 31, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.

2	Includes other debt securities as at July 31, 2013 of $941 million (October 31, 2012 – $1,264 million).
3	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4, Securities for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy
IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon observability of inputs to the valuation of an asset or liability as of the measurement date.
The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at July 31, 2013 and October 31, 2012.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 54

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
			July 31, 2013				October 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$3,526	$8,930	$–	$12,456	$3,556	$11,649	$–	$15,205
Provinces	–	4,095	3	4,098	–	3,731	–	3,731
U.S. federal, state, municipal governments,
and agencies debt	831	10,218	–	11,049	1,932	8,889	–	10,821
Other OECD government guaranteed debt	–	2,757	–	2,757	–	3,510	–	3,510
Mortgage-backed securities	–	1,184	–	1,184	–	1,296	–	1,296
Other debt securities
Canadian issuers	2	2,812	56	2,870	–	2,223	17	2,240
Other issuers	–	6,215	91	6,306	–	5,590	57	5,647
Equity securities
Common shares	35,108	8,130	108	43,346	31,740	5,850	77	37,667
Preferred shares	60	–	4	64	24	–	–	24
Trading loans	–	9,889	–	9,889	–	8,271	–	8,271
Commodities	2,701	–	–	2,701	6,034	–	–	6,034
Retained interests	–	–	74	74	–	–	85	85
	$42,228	$54,230	$336	$96,794	$43,286	$51,009	$236	$94,531
Derivatives
Interest rate contracts	$1	$25,164	$–	$25,165	$7	$38,605	$7	$38,619
Foreign exchange contracts	193	14,666	12	14,871	140	13,116	16	13,272
Credit contracts	–	34	8	42	–	37	12	49
Equity contracts	–	8,534	754	9,288	–	7,755	691	8,446
Commodity contracts	90	381	9	480	131	379	23	533
	$284	$48,779	$783	$49,846	$278	$59,892	$749	$60,919
Financial assets designated at
fair value through profit or loss
Securities	$668	$5,475	$–	$6,143	$603	$5,557	$–	$6,160
Loans	–	–	10	10	–	–	13	13
	$668	$5,475	$10	$6,153	$603	$5,557	$13	$6,173
Available-for-sale securities[1]
Government and government-related securities
Canadian government debt
Federal	$10,237	$3,041	$–	$13,278	$6,533	$4,322	$–	$10,855
Provinces	–	2,564	–	2,564	–	2,503	–	2,503
U.S. federal, state, municipal governments,
and agencies debt	128	22,999	–	23,127	125	29,530	–	29,655
Other OECD government guaranteed debt	–	8,074	10	8,084	–	17,208	2	17,210
Mortgage-backed securities	–	2,101	–	2,101	–	1,142	–	1,142
Other debt securities
Asset-backed securities	998	27,366	–	28,364	–	25,045	–	25,045
Non-agency collateralized mortgage obligation portfolio	–	969	–	969	–	961	–	961
Corporate and other debt	–	8,803	20	8,823	–	7,801	57	7,858
Equity securities
Common shares[2]	192	238	1,451	1,881	197	206	1,443	1,846
Preferred shares	31	1	145	177	–	69	163	232
Debt securities reclassified from trading[3]	–	721	220	941	–	1,099	165	1,264
	$11,586	$76,877	$1,846	$90,309	$6,855	$89,886	$1,830	$98,571
Securities purchased under reverse
repurchase agreements	$–	$5,155	$–	$5,155	$–	$9,340	$–	$9,340

FINANCIAL LIABILITIES
Trading deposits	$–	$52,480	$1,270	$53,750	$–	$37,674	$1,100	$38,774
Derivatives
Interest rate contracts	$2	$22,221	$60	$22,283	$8	$33,084	$104	$33,196
Foreign exchange contracts	156	18,827	11	18,994	105	21,547	14	21,666
Credit contracts	–	314	8	322	–	236	11	247
Equity contracts	–	8,673	1,065	9,738	–	8,268	1,011	9,279
Commodity contracts	77	331	6	414	103	495	11	609
	$235	$50,366	$1,150	$51,751	$216	$63,630	$1,151	$64,997
Securitization liabilities at fair value	$–	$24,649	$–	$24,649	$–	$25,324	$–	$25,324
Other financial liabilities designated
at fair value through profit or loss	$–	$–	$57	$57	$–	$–	$17	$17
Obligations related to securities sold short	$19,365	$20,480	$20	$39,865	$15,125	$18,289	$21	$33,435
Obligations related to securities sold
under repurchase agreements	$–	$5,814	$–	$5,814	$–	$10,232	$–	$10,232
1
As at July 31, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.

2
As at July 31, 2013, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $909 million (October 31, 2012 – $956 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

3	As at July 31, 2013, includes corporate and other debt securities of $941 million (October 31, 2012 – $1,264 million).

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 55

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended July 31, 2013 and July 31, 2012.
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and nine months ended July 31, 2013 and July 31, 2012, respectively.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$–	$–	$–	$49	$–	$(46)	$–	$–	$3	$–
Other debt securities
Canadian issuers	17	–	–	63	–	(29)	5	–	56	–
Other issuers	45	(2)	–	143	–	(132)	43	(6)	91	(3)
Equity securities
Common shares	13	–	–	108	(1)	(12)	–	–	108	–
Preferred shares	51	–	–	4	(1)	(50)	–	–	4	–
Retained interests	80	–	–	–	1	(7)	–	–	74	(4)
	$206	$(2)	$–	$367	$(1)	$(276)	$48	$(6)	$336	$(7)
Financial assets designated
at fair value through
profit or loss
Loans	$11	$1	$–	$–	$–	$(2)	$–	$–	$10	$(2)
	$11	$1	$–	$–	$–	$(2)	$–	$–	$10	$(2)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$2	$–	$–	$–	$–	$–	$8	$–	$10	$–
Other debt securities
Corporate and other debt	54	–	(1)	7	–	1	–	(41)	20	–
Equity securities
Common shares	1,486	3	12	20	–	(70)	–	–	1,451	12
Preferred shares	144	–	1	–	–	–	–	–	145	1
Debt securities reclassified
from trading	224	3	(8)	–	–	1	–	–	220	(4)
	$1,910	$6	$4	$27	$–	$(68)	$8	$(41)	$1,846	$9

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$951	$(18)	$–	$–	$107	$(99)	$329	$–	$1,270	$(9)
Derivatives[4]
Interest rate contracts	$97	$(28)	$–	$–	$–	$(9)	$–	$–	$60	$(29)
Foreign exchange contracts	(1)	–	–	–	–	–	–	–	(1)	–
Equity contracts	317	(1)	–	(23)	34	(16)	–	–	311	(1)
Commodity contracts	(3)	1	–	–	–	(1)	–	–	(3)	–
	$410	$(28)	$–	$(23)	$34	$(26)	$–	$–	$367	$(30)
Other financial liabilities
designated at fair value
through profit or loss	$15	$71	$–	$–	$67	$(96)	$–	$–	$57	$65
Obligations related to
securities sold short	$35	$–	$–	$(35)	$–	$20	$–	$–	$20	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at July 31, 2013, consists of derivative assets of $783 million (May 1, 2013 – $816 million) and derivative liabilities of $1,150 million (May 1, 2013 – $1,226 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 56

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$–	$–	$–	$99	$–	$(96)	$–	$–	$3	$–
Other debt securities
Canadian issuers	17	1	–	78	–	(58)	22	(4)	56	(1)
Other issuers	57	–	–	287	–	(309)	65	(9)	91	(4)
Equity securities
Common shares	77	–	–	119	–	(88)	–	–	108	–
Preferred shares	–	–	–	92	–	(88)	–	–	4	–
Retained interests	85	5	–	–	10	(26)	–	–	74	(10)
	$236	$6	$–	$675	$10	$(665)	$87	$(13)	$336	$(15)
Financial assets designated
at fair value through
profit or loss
Loans	$13	$3	$–	$–	$–	$(6)	$–	$–	$10	$(4)
	$13	$3	$–	$–	$–	$(6)	$–	$–	$10	$(4)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$2	$–	$–	$–	$–	$–	$8	$–	$10	$–
Other debt securities
Corporate and other debt	57	1	(3)	–	–	6	–	(41)	20	(3)
Equity securities
Common shares	1,443	30	24	84	–	(130)	–	–	1,451	31
Preferred shares	163	(1)	(12)	–	–	(5)	–	–	145	16
Debt securities reclassified
from trading	165	8	(1)	–	–	(4)	52	–	220	5
	$1,830	$38	$8	$84	$–	$(133)	$60	$(41)	$1,846	$49

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,100	$(52)	$–	$–	$233	$(334)	$333	$(10)	$1,270	$1
Derivatives[4]
Interest rate contracts	$97	$(34)	$–	$–	$–	$(3)	$–	$–	$60	$(31)
Foreign exchange contracts	(2)	2	–	–	–	1	(2)	–	(1)	2
Credit contracts	(1)	1	–	–	–	–	–	–	–	2
Equity contracts	320	56	–	(100)	138	(103)	–	–	311	57
Commodity contracts	(12)	6	–	–	–	3	–	–	(3)	–
	$402	$31	$–	$(100)	$138	$(102)	$(2)	$–	$367	$30
Other financial liabilities
designated at fair value
through profit or loss	$17	$40	$–	$–	$135	$(135)	$–	$–	$57	$29
Obligations related to
securities sold short	$21	$–	$–	$(31)	$–	$30	$–	$–	$20	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at July 31, 2013, consists of derivative assets of $783 million (November 1, 2012 – $749 million) and derivative liabilities of $1,150 million (November 1, 2012 – $1,151 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 57

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$31	$1	$–	$13	$–	$(19)	$3	$(2)	$27	$1
Other issuers	43	2	–	74	–	(16)	–	–	103	(8)
Equity securities
Common shares	11	–	–	3	–	(11)	–	–	3	–
Trading loans	5	–	–	–	–	(2)	–	–	3	–
Retained interests	51	11	–	28	3	(2)	–	–	91	12
	$141	$14	$–	$118	$3	$(50)	$3	$(2)	$227	$5
Financial assets designated
at fair value through
profit or loss
Loans	$13	$2	$–	$–	$–	$(2)	$–	$–	$13	$1
	$13	$2	$–	$–	$–	$(2)	$–	$–	$13	$1
Available-for-sale securities
Government and government
related securities
Other OECD government
guaranteed debt	$–	$–	$–	$2	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	25	–	–	–	–	(2)	11	–	34	–
Equity securities
Common shares	1,461	6	4	8	–	(21)	–	–	1,458	4
Preferred shares	155	–	1	–	–	–	–	–	156	1
Debt securities reclassified
from trading	161	2	6	–	–	(3)	15	(15)	166	8
	$1,802	$8	$11	$10	$–	$(26)	$26	$(15)	$1,816	$13

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	May 1	in	Included				Into	Out of	July 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,106	$5	$–	$–	$110	$(121)	$–	$–	$1,100	$10
Derivatives[4]
Interest rate contracts	$89	$11	$–	$1	$–	$2	$–	$–	$103	$22
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	2	–	–	–	–	–	–	12	2
Equity contracts	343	(60)	–	(30)	43	(8)	–	–	288	(56)
Commodity contracts	(13)	2	–	–	–	–	–	–	(11)	1
	$427	$(45)	$–	$(29)	$43	$(6)	$–	$–	$390	$(31)
Other financial liabilities
designated at fair value
through profit or loss	$46	$(53)	$–	$–	$53	$(15)	$2	$–	$33	$(52)
Obligations related to
securities sold short	$13	$–	$–	$(4)	$–	$(9)	$–	$–	$–	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at July 31, 2012, consists of derivative assets of $682 million (May 1, 2012 – $765 million) and derivative liabilities of $1,072 million (May 1, 2012 – $1,192 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	July 31	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government related
securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$(1)	$–	$–
Provinces	5	–	–	3	–	(10)	5	(3)	–	–
Other debt securities
Canadian issuers	30	3	–	24	–	(44)	25	(11)	27	2
Other issuers	79	6	–	173	–	(113)	33	(75)	103	(9)
Equity securities
Common shares	–	–	–	14	–	(11)	–	–	3	–
Trading loans	3	–	–	2	–	(5)	3	–	3	–
Retained interests	52	14	–	28	6	(9)	–	–	91	15
	$169	$23	$–	$245	$6	$(192)	$66	$(90)	$227	$8
Financial assets designated
at fair value through
profit or loss
Loans	$8	$11	$–	$–	$–	$(6)	$–	$–	$13	$5
	$8	$11	$–	$–	$–	$(6)	$–	$–	$13	$5
Available-for-sale securities
Government and government
related securities
Other OECD government
guaranteed debt	$–	$–	$–	$2	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	24	–	1	–	–	(2)	11	–	34	1
Equity securities
Common shares	1,524	32	(8)	34	–	(124)	–	–	1,458	14
Preferred shares	190	1	19	–	–	(54)	–	–	156	11
Debt securities reclassified
from trading	158	8	1	–	–	(8)	22	(15)	166	(7)
	$1,896	$41	$13	$36	$–	$(188)	$33	$(15)	$1,816	$19

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1	in	Included				Into	Out of	July 31	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,080	$5	$–	$–	$316	$(301)	$–	$–	$1,100	$17
Derivatives[4]
Interest rate contracts	$81	$15	$–	$5	$–	$1	$–	$1	$103	$21
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	–	–	–	–	2	(2)	2	12	–
Equity contracts	343	(42)	–	(108)	147	(52)	–	–	288	(37)
Commodity contracts	1	(13)	–	–	–	–	–	1	(11)	(10)
	$433	$(40)	$–	$(103)	$147	$(49)	$(2)	$4	$390	$(26)
Other financial liabilities
designated at fair value
through profit or loss	$27	$(43)	$–	$–	$151	$(104)	$2	$–	$33	$(43)
Obligations related to
securities sold short	$2	$–	$–	$(6)	$–	$16	$2	$(14)	$–	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at July 31, 2012, consists of derivative assets of $682 million (November 1, 2011 – $685 million) and derivative liabilities of $1,072 million (November 1, 2011 – $1,118 million), which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the tables above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 59

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at July 31, 2013 and October 31, 2012, that are classified in Level 3 of the fair value hierarchy.
For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	July 31, 2013		October 31, 2012
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Other debt securities
Canadian issuers	$2	$2	$–	$–
Equity securities
Common shares	5	5	4	4
Retained interests	5	3	7	3
	$12	$10	$11	$7
Derivatives
Interest rate contracts	$–	$–	$2	$2
Equity contracts	35	43	36	47
	$35	$43	$38	$49
Available-for-sale securities
Government and government related securities
Other OECD government guaranteed debt	$1	$1	$–	$–
Other debt securities
Corporate and other debt	2	2	2	2
Equity securities
Common shares	99	30	97	24
Preferred shares	8	8	8	8
Debt securities reclassified from trading	4	4	4	4
	$114	$45	$111	$38
FINANCIAL LIABILITIES
Trading deposits	$5	$9	$3	$6
Derivatives
Interest rate contracts	$25	$19	$36	$26
Equity contracts	58	47	66	50
	$83	$66	$102	$76
Other financial liabilities designated at fair value through profit or loss	$10	$10	$3	$3
Obligations related to security sold short	1	1	–	–
Total	$260	$184	$268	$179

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE
Loans Designated at Fair Value through Profit or Loss
Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $10 million as at July 31, 2013 (October 31, 2012 – $13 million), which represents their maximum credit exposure.
These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss
Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.
In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value
Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.
The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $191 million less than the carrying amount as at July 31, 2013 (October 31, 2012 – $445 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss
The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 60

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss
During the three and nine months ended July 31, 2013, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(176) million and $(157) million, respectively (three and nine months ended July 31, 2012 – $(15) million and $(10) million, respectively).

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE
During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.
The fair value of the reclassified debt securities was $941 million as at July 31, 2013 (October 31, 2012 – $1,264 million). For the three and nine months ended July 31, 2013, net interest income of $16 million and $48 million after tax, respectively (three and nine months ended July 31, 2012 – $23 million and $78 million after tax, respectively) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended July 31, 2013 of $22 million after tax and the decrease in fair value during the nine months ended July 31, 2013 of $29 million after tax (three and nine months ended July 31, 2012 – decrease of $14 million and $3 million after tax, respectively) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended July 31, 2013 of $22 million after tax and a decrease in net income for the nine months ended July 31, 2013 of $29 million after tax (three and nine months ended July 31, 2012 – decrease of $14 million and $3 million after tax, respectively). During the three and nine months ended July 31, 2013, reclassified debt securities with a fair value of $145 million and $349 million, respectively (three and nine months ended July 31, 2012 – $301 million and $703 million, respectively) were sold or matured, and $10 million and $25 million after tax was recorded in net gains from available-for-sale securities during the three and nine months ended July 31, 2013, respectively (three and nine months ended July 31, 2012 – $14 million and $22 million after tax, respectively).

HELD-TO-MATURITY
Debt securities with fixed or determinable payments and fixed maturity dates, that do not meet the definition of loans and receivables, and that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of any allowances and charge-offs. Securities classified as held-to-maturity are assessed for objective evidence of impairment at the counterparty-specific level. If there is no objective evidence of impairment for a security classified as held-to-maturity, then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment which considers losses incurred but not identified. Interest is recognized using the effective interest rate method and is included in interest income.

RECLASSIFICATION OF CERTAIN SECURITIES FROM AVAILABLE-FOR-SALE TO HELD-TO-MATURITY
On March 1, 2013, the Bank reclassified certain debt securities totalling $11.1 billion from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income.
The fair value and carrying value of the reclassified debt securities was $9.6 billion and $9.6 billion, respectively, as at July 31, 2013 (April 30, 2013 – $10.6 billion and $10.5 billion, respectively). From the date of reclassification to July 31, 2013, there were no charge-offs recognized with respect to these reclassified debt securities. On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.8% with expected recoverable cash flows, on an undiscounted basis, of $11.3 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been a decrease of $56 million for the three months ended July 31, 2013 (an increase of $1 million for the period March 1, 2013 to April 30, 2013). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the period	For the period
	May 1, 2013 to	March 1, 2013 to
	July 31, 2013	April 30, 2013
Net interest income[1]	$46	$33
Net income before income taxes	46	33
Provision for (recovery of) income taxes	12	8
Net income	$34	$25
1	Includes amortization of the net unrealized gains associated with these reclassified held-to-maturity securities and was included in other comprehensive income on the date of reclassification.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 61

Unrealized Securities Gains (Losses)
The following table summarizes the unrealized gains and losses as at July 31, 2013 and October 31, 2012.

Unrealized Securities Gains (Losses)
(millions of Canadian dollars)							As at
			July 31, 2013				October 31, 2012
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$13,254	$27	$(3)	$13,278	$10,818	$38	$(1)	$10,855
Provinces	2,547	20	(3)	2,564	2,485	18	–	2,503
U.S. federal, state, municipal governments, and
agencies debt	22,961	325	(159)	23,127	28,821	865	(31)	29,655
Other OECD government guaranteed debt	8,050	44	(10)	8,084	16,856	360	(6)	17,210
Mortgage-backed securities	2,095	7	(1)	2,101	1,134	8	–	1,142
	48,907	423	(176)	49,154	60,114	1,289	(38)	61,365
Other debt securities
Asset-backed securities	28,327	124	(87)	28,364	24,868	222	(45)	25,045
Non-agency collateralized mortgage obligation
portfolio	955	14	–	969	939	22	–	961
Corporate and other debt	8,678	207	(62)	8,823	7,587	294	(23)	7,858
	37,960	345	(149)	38,156	33,394	538	(68)	33,864
Equity securities
Common shares	1,781	142	(36)	1,887	1,749	117	(15)	1,851
Preferred shares	152	25	–	177	194	38	–	232
	1,933	167	(36)	2,064	1,943	155	(15)	2,083
Debt securities reclassified from trading[2]	876	101	(36)	941	1,165	130	(31)	1,264
Total available-for-sale securities	$89,676	$1,036	$(397)	$90,315	$96,616	$2,112	$(152)	$98,576

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$199	$–	$–	$199	$–	$–	$–	$–
U.S. federal, state, municipal governments, and
agencies debt	3,633	–	(102)	3,531	–	–	–	–
Other OECD government guaranteed debt	10,849	2	(23)	10,828	–	–	–	–
	14,681	2	(125)	14,558	–	–	–	–
Other debt securities
Other issuers	1,753	–	(15)	1,738	–	–	–	–
	1,753	–	(15)	1,738	–	–	–	–
Total held-to-maturity securities	16,434	2	(140)	16,296	–	–	–	–
Total securities	$106,110	$1,038	$(537)	$106,611	$96,616	$2,112	$(152)	$98,576
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	As at July 31, 2013, includes fair value of corporate and other debt securities of $941 million (October 31, 2012 – $1,264 million).

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Net realized gains (losses)
Available-for-sale securities	$35	$52	$276	$216
Impairment losses[1]
Available-for-sale securities	(3)	(16)	(7)	(21)
Total	$32	$36	$269	$195
1
None of the impairment losses for the three and nine months ended July 31, 2013 (three and nine months ended July 31, 2012 – nil) related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-for-Sale section in the Note.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 62

NOTE 5: LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans and related allowances for credit losses.

Loans, Impaired Loans, and Allowance for Credit Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
								As at July 31, 2013
Residential mortgages[2,3,4]	$177,792	$2,528	$684	$181,004	$–	$21	$111	$132	$180,872
Consumer instalment and other personal[5]	112,477	5,755	705	118,937	–	112	529	641	118,296
Credit card	19,947	1,225	274	21,446	–	125	644	769	20,677
Business and government[2,3,4]	105,996	1,327	1,001	108,324	176	30	691	897	107,427
	$416,212	$10,835	$2,664	$429,711	$176	$288	$1,975	$2,439	$427,272
Debt securities classified as loans				4,114	171	–	122	293	3,821
Acquired credit-impaired loans				2,806	28	103	–	131	2,675
Total				$436,631	$375	$391	$2,097	$2,863	$433,768

								As at October 31, 2012
Residential mortgages[2,3,4]	$168,575	$2,355	$679	$171,609	$–	$27	$50	$77	$171,532
Consumer instalment and other personal[5]	111,063	5,645	673	117,381	–	118	430	548	116,833
Credit card	14,230	922	181	15,333	–	83	605	688	14,645
Business and government[2,3,4]	95,893	1,530	985	98,408	168	22	703	893	97,515
	$389,761	$10,452	$2,518	$402,731	$168	$250	$1,788	$2,206	$400,525
Debt securities classified as loans				4,994	185	–	155	340	4,654
Acquired credit-impaired loans				3,767	31	67	–	98	3,669
Total				$411,492	$384	$317	$1,943	$2,644	$408,848
1	Excludes allowance for off-balance sheet positions.
2
Does not include trading loans with a fair value of $9,889 million as at July 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,557 million as at July 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $10 million as at July 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

3	Includes insured mortgages of $125,529 million as at July 31, 2013 (October 31, 2012 – $126,951 million).
4
As at July 31, 2013, impaired loans with a balance of $451 million did not have a related allowance for credit losses (October 31, 2012 – $456 million) as the loans are insured or the realizable value of the collateral exceeded the loan amount.

5	Includes Canadian government-insured real estate personal loans of $27,429 million as at July 31, 2013 (October 31, 2012 – $30,241 million).

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 63

The change in the Bank’s allowance for credit losses as at July 31, 2013 and July 31, 2012 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	July 31
	2012	losses	Write-offs	Recoveries	adjustments	2013
Counterparty-specific allowance
Business and government	$170	$138	$(160)	$37	$(9)	$176
Debt securities classified as loans	185	13	(33)	–	6	171
Total counterparty-specific allowance excluding
acquired credit-impaired loans	355	151	(193)	37	(3)	347
Acquired credit-impaired loans[1,2]	31	10	(9)	5	(9)	28
Total counterparty-specific allowance	386	161	(202)	42	(12)	375
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	27	21	(42)	15	–	21
Consumer instalment and other personal	118	469	(606)	129	2	112
Credit card	83	402	(441)	81	–	125
Business and government	22	46	(65)	26	1	30
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	250	938	(1,154)	251	3	288
Acquired credit-impaired loans[1,2]	67	40	(18)	4	10	103
Total collectively assessed allowance for individually
insignificant impaired loans	317	978	(1,172)	255	13	391
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	50	60	–	–	1	111
Consumer instalment and other personal	452	98	–	–	3	553
Credit card	671	21	–	–	2	694
Business and government	824	(21)	–	–	17	820
Debt securities classified as loans	155	(18)	–	–	(15)[3]	122
Total collectively assessed allowance for incurred
but not identified credit losses	2,152	140	–	–	8	2,300
Allowance for credit losses
Residential mortgages	77	81	(42)	15	1	132
Consumer instalment and other personal	570	567	(606)	129	5	665
Credit card	754	423	(441)	81	2	819
Business and government	1,016	163	(225)	63	9	1,026
Debt securities classified as loans	340	(5)	(33)	–	(9)	293
Total allowance for credit losses excluding acquired
credit-impaired loans	2,757	1,229	(1,347)	288	8	2,935
Acquired credit-impaired loans[1,2]	98	50	(27)	9	1	131
Total allowance for credit losses	2,855	1,279	(1,374)	297	9	3,066
Less: Allowance for off-balance sheet positions[4]	211	(9)	–	–	1	203
Allowance for loan losses	$2,644	$1,288	$(1,374)	$297	$8	$2,863
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3
Includes $19 million of collectively assessed allowance for incurred but not identified credit losses that was released upon the sale of certain non-agency collateralized mortgage obligation securities in the third quarter of 2013.

4	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 64

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	July 31
	2011	losses	Write-offs	Recoveries	adjustments	2012
Counterparty-specific allowance
Business and government	$188	$257	$(283)	$35	$(19)	$178
Debt securities classified as loans	179	–	–	–	1	180
Total counterparty-specific allowance excluding acquired
credit-impaired loans	367	257	(283)	35	(18)	358
Acquired credit-impaired loans[1,2]	30	41	(48)	–	4	27
Total counterparty-specific allowance	397	298	(331)	35	(14)	385
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	32	14	(38)	15	4	27
Consumer instalment and other personal	114	456	(562)	101	(2)	107
Credit card	64	251	(293)	38	–	60
Business and government	34	50	(90)	28	–	22
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	244	771	(983)	182	2	216
Acquired credit-impaired loans[1,2]	30	54	(40)	1	30	75
Total collectively assessed allowance for individually
insignificant impaired loans	274	825	(1,023)	183	32	291
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	30	5	–	–	(3)	32
Consumer instalment and other personal	405	35	–	–	(1)	439
Credit card	312	273	–	–	–	585
Business and government	1,030	(215)	–	–	12	827
Debt securities classified as loans	149	9	–	–	1	159
Total collectively assessed allowance for incurred
but not identified credit losses	1,926	107	–	–	9	2,042
Allowance for credit losses
Residential mortgages	62	19	(38)	15	1	59
Consumer instalment and other personal	519	491	(562)	101	(3)	546
Credit card	376	524	(293)	38	–	645
Business and government	1,252	92	(373)	63	(7)	1,027
Debt securities classified as loans	328	9	–	–	2	339
Total allowance for credit losses excluding acquired
credit-impaired loans	2,537	1,135	(1,266)	217	(7)	2,616
Acquired credit-impaired loans[1,2]	60	95	(88)	1	34	102
Total allowance for credit losses	2,597	1,230	(1,354)	218	27	2,718
Less: Allowance for off-balance sheet positions[3]	283	(85)	–	–	2	200
Allowance for loan losses	$2,314	$1,315	$(1,354)	$218	$25	$2,518
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
The following table summarizes loans that are past due but not impaired as at July 31, 2013 and October 31, 2012. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.1 billion as at July 31, 2013 (October 31, 2012 – $1.2 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 65

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	1-30	31-60	61-89
	days	days	days	Total
	As at July 31, 2013
Residential mortgages	$1,619	$798	$111	$2,528
Consumer instalment and other personal	4,829	746	180	5,755
Credit card	918	194	113	1,225
Business and government	1,075	184	68	1,327
Total	$8,441	$1,922	$472	$10,835

	As at October 31, 2012
Residential mortgages	$1,370	$821	$164	$2,355
Consumer instalment and other personal	4,752	705	188	5,645
Credit card	695	144	83	922
Business and government	1,186	289	55	1,530
Total	$8,003	$1,959	$490	$10,452
1	Excludes all ACI loans and debt securities classified as loans.

Collateral
As at July 31, 2013, the fair value of financial collateral held against loans that were past due but not impaired was $194 million (October 31, 2012 – $167 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

GROSS IMPAIRED DEBT SECURITIES CLASSIFIED AS LOANS
As at July 31, 2013, impaired loans excluded $1.2 billion (October 31, 2012 – $1.5 billion) of gross impaired debt securities classified as loans. Subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS
ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of FDIC-assisted, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada (MBNA) and Target Corporation (Target), with outstanding unpaid principal balances of $2.1 billion, $6.3 billion, $0.9 billion, $334 million, and $143 million, respectively, and fair values of $1.9 billion, $5.6 billion, $0.8 billion, $136 million, and $85 million, respectively at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	July 31	October 31
	2013	2012
FDIC-assisted acquisitions
Unpaid principal balance[1]	$883	$1,070
Credit related fair value adjustments[2]	(31)	(42)
Interest rate and other related premium/(discount)	(21)	(26)
Carrying value	831	1,002
Counterparty-specific allowance[3]	(4)	(5)
Allowance for individually insignificant impaired loans[3]	(62)	(54)
Carrying value net of related allowance[4]	765	943
South Financial
Unpaid principal balance[1]	1,948	2,719
Credit related fair value adjustments[2]	(42)	(89)
Interest rate and other related premium/(discount)	(61)	(111)
Carrying value	1,845	2,519
Counterparty-specific allowance[3]	(24)	(26)
Allowance for individually insignificant impaired loans[3]	(41)	(12)
Carrying value net of related allowance	1,780	2,481
Other[5]
Unpaid principal balance[1]	149	283
Credit related fair value adjustments[2]	(19)	(39)
Interest rate and other related premium/(discount)	–	2
Carrying value	130	246
Allowance for individually insignificant impaired loans[3]	–	(1)
Carrying value net of related allowance	$130	$245
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include expected (i.e., incurred and future expected) credit losses on acquisition and are not accreted to interest income.
3
Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.

4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial, MBNA, and Target.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 66

FDIC COVERED LOANS
As at July 31, 2013, the balances of FDIC covered loans amounted to $0.8 billion (October 31, 2012 – $1.0 billion), and were recorded in Loans on the Interim Consolidated Balance Sheet. As at July 31, 2013, the balances of the indemnification assets were $80 million (October 31, 2012 – $90 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS
The Bank securitizes residential mortgages, personal loans, and business and government loans to SPEs or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests are recorded at relative fair value and classified as Trading securities on the Interim Consolidated Balance Sheet with subsequent changes in fair value recorded in Trading income on the Interim Consolidated Statement of Income.
Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.
In addition, the Bank transfers financial assets to certain consolidated SPEs. Further details are provided in Note 7.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	July 31, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$40,340	$40,232	$44,305	$43,746
Securitization of consumer instalment and other personal loans	–	–	361	361
Securitization of business and government loans	32	32	33	32
Other financial assets transferred related to securitization[1]	8,652	8,575	4,961	4,960
Total	$49,024	$48,839	$49,660	$49,099
Associated liabilities[2]	$(50,050)	$(49,835)	$(50,666)	$(50,548)
1
Includes asset-backed securities, asset-backed commercial paper (ABCP), cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of loans.

2
Includes securitization liabilities carried at amortized cost as at July 31, 2013 of $25,186 million (October 31, 2012 – $25,224 million) and securitization liabilities carried at fair value as at July 31, 2013 of $24,649 million (October 31, 2012 – $25,324 million).

The following table summarizes the residential mortgage loans subject to continuing involvement accounting.

Securitized Residential Mortgage Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)			As at
	July 31, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Original assets securitized	$467	$461	$892	$876
Assets which continue to be recognized	467	461	892	876
Associated liabilities	(462)	(459)	(968)	(966)

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized financial assets, such as commodities, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 67

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	July 31	October 31
	2013	2012
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$14,218	$16,884
Securities lending agreements	12,551	13,047
Total	$26,769	$29,931
Carrying amount of associated liabilities[1]	$14,378	$17,062
1	Associated liabilities are all related to repurchase agreements.

Transferred Financial Assets that are derecognized in their entirety but where the Bank has a Continuing Involvement
Continuing involvement may also arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at July 31, 2013, the fair value of retained interests was $54 million (October 31, 2012 – $53 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the loans are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. The gain on sale of the loans for the three and nine months ended July 31, 2013 was nil and $2 million, respectively (three and nine months ended July 31, 2012 – nil and nil, respectively). Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income. For the three and nine months ended July 31, 2013, the trading income (loss) recognized on the retained interests was nil and $1 million, respectively (three and nine months ended July, 2012 – $2 million and $1 million, respectively).

TRANSFER OF DEBT SECURITIES CLASSIFIED AS LOANS
The Bank sold $534 million of its non-agency collateralized mortgage obligation securities with no continuing involvement resulting in a gain on sale of $108 million for the three and nine months ended July 31, 2013. The gain was recorded in Other income on the Interim Consolidated Statement of Income.

NOTE 7: SPECIAL PURPOSE ENTITIES

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES
An SPE is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. The Bank’s interests in consolidated SPEs are discussed as follows:

Personal Loans
The Bank securitizes personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the SPEs are created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs, consolidation is required.
As at July 31, 2013, the SPEs related to personal loans had $5.1 billion (October 31, 2012 – $5.1 billion) of issued commercial paper outstanding and nil (October 31, 2012 – $0.3 billion) of issued notes outstanding. As at July 31, 2013, the Bank’s maximum potential exposure to loss for these conduits was $5.1 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion (October 31, 2012 – $1.1 billion) of underlying personal loans was government insured. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. As at July 31, 2013, the fair value of the loans and associated liabilities was $5.1 billion and $5.1 billion, respectively (October 31, 2012 – $5.5 billion and $5.4 billion, respectively).

Credit Cards
The Bank securitizes credit card loans through an SPE. The Bank acquired substantially all of the credit card portfolio of MBNA Canada on December 1, 2011. As a result, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets and the Bank is exposed to the majority of the residual risks of the SPE. As at July 31, 2013, the Bank’s maximum exposure to loss for this SPE was $0.7 billion (October 31, 2012 – $1.3 billion). The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The fair value of the assets, comprising of loans and cash equivalents, and associated liabilities was $0.7 billion and $0.7 billion, respectively, as at July 31, 2013 (October 31, 2012 – $1.3 billion and $1.3 billion, respectively).

Other Significant Consolidated SPEs
The Bank consolidates two other significant SPEs as they were created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. As at July 31, 2013, the SPE had $315 million (October 31, 2012 – nil) of assets secured by underlying trade receivables. The Bank's maximum potential exposure to loss due to its funding of the SPE as at July 31, 2013 was $315 million (October 31, 2012 – nil). Further, as at July 31, 2013, the Bank has currently committed to provide an additional $37 million in funding to the SPE.
The second SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets to the SPE and provided a loan to the SPE to facilitate the purchase. As at July 31, 2013, the SPE had $12.1 billion (October 31, 2012 – $11.7 billion) of assets which are reported as Consumer instalment and other personal loans on the Interim Consolidated Balance Sheet. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $10.8 billion as at July 31, 2013 (October 31, 2012 – $10.5 billion). The fair value of the loans and associated liabilities was $12.1 billion and $10.4 billion, respectively, as at July 31, 2013 (October 31, 2012 – $12.8 billion and $10.3 billion, respectively).

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 68

SIGNIFICANT NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES
The Bank holds interests in certain significant non-consolidated SPEs where the Bank is not exposed to the majority of the residual risks of the SPEs. The Bank’s interests in these non-consolidated SPEs are as follows:

Multi-Seller Conduits
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over ABCP, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement via the loan facilities to the trust.
From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the three and nine months ended July 31, 2013 and 2012, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making activities in ABCP. As at July 31, 2013, the Bank held $1,514 million (October 31, 2012 – $128 million) of ABCP inventory, respectively, out of $8.7 billion (October 31, 2012 – $7.5 billion) total outstanding ABCP issued by the conduits. The commercial paper held is classified as Trading securities on the Interim Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process. The inventory positions did not cause any change in consolidation conclusions during the three and nine months ended July 31, 2013 and year ended October 31, 2012.
 The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $8.7 billion as at July 31, 2013 (October 31, 2012 – $7.5 billion). Further, the Bank has committed to an additional $1.8 billion (October 31, 2012 – $2.2 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at July 31, 2013, the Bank provided no deal-specific credit enhancements (October 31, 2012 – nil).

NOTE 8: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at July 31, 2013, the Bank’s reported investment in TD Ameritrade was 42.24% (October 31, 2012 – 45.37%) of the outstanding shares of TD Ameritrade with a fair value of $6,453 million (October 31, 2012 – $3,878 million) based on the closing price of US$27.03 (October 31, 2012 – US$15.69) on the New York Stock Exchange.
On May 14, 2013, the Bank completed a private sale of 15 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$21.72, a 4.5% discount to the closing market price of US$22.74. The Bank realized a gain on the sale of these shares on the Interim Consolidated Statement of Income in the third quarter of 2013.
During the three and nine months ended July 31, 2013, TD Ameritrade did not repurchase any shares (year ended October 31, 2012 – 7.4 million shares). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that if the Bank’s ownership increases above 45%: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its Executive Vice President of Retail Banking, Products and Services, and two independent directors of the Bank.
TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three and nine months ended July 31, 2013 and July 31, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)	As at
	June 30	September 30
	2013	2012
Assets
Receivables from brokers, dealers, and clearing organizations	$1,093	$1,109
Receivables from clients, net of allowance for doubtful accounts	8,944	8,638
Other assets	11,722	9,746
Total assets	$21,759	$19,493
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,993	$1,990
Payable to clients	11,946	10,717
Other liabilities	2,145	2,366
Total liabilities	17,084	15,073
Stockholders’ equity[2]	4,675	4,420
Total liabilities and stockholders’ equity	$21,759	$19,493
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2
The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles and the cumulative translation adjustment.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 69

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Revenues
Net interest revenue	$123	$119	$353	$337
Fee-based and other revenue	619	555	1,719	1,679
Total revenues	742	674	2,072	2,016
Operating expenses
Employee compensation and benefits	180	178	527	529
Other	257	239	762	778
Total operating expenses	437	417	1,289	1,307
Other expense	–	7	10	21
Pre-tax income	305	250	773	688
Provision for income taxes	117	94	294	239
Net income[1]	$188	$156	$479	$449
Earnings per share – basic	$0.34	$0.28	$0.87	$0.82
Earnings per share – diluted	0.34	0.28	0.87	0.81
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 9: ACQUISITIONS

Acquisition of Epoch
On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch) for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to July 31, 2013, have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $36 million of tangible assets, and $12 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $650 million has been allocated to customer relationship intangibles of $149 million and goodwill of $501 million.
Goodwill is not expected to be deductible for tax purposes. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

Acquisition of Target Corporation’s U.S. Credit Card Portfolio
On March 13, 2013, the Bank acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolio, with a gross outstanding balance of $5.8 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.
Under the terms of the program agreement, the Bank and Target Corporation will share in the profits generated by the portfolios. Target Corporation will be responsible for all elements of operations and customer service, and will bear most of the operating costs to service the assets. The Bank will control risk management policies and regulatory compliance and will bear all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to July 31, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.
At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Interim Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s net share of revenue and credit losses is recorded in Non-interest expenses on the Interim Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Interim Consolidated Balance Sheet.

Acquisition of the Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 70

NOTE 10: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial	Wholesale
	Banking		Insurance		Banking	Banking	Corporate	Total
Carrying amount of goodwill
as at November 1, 2011	$726		$1,051		$10,330	$150	$–	$12,257
Additions	46	[1]	46	[1]	6	–	–	98
Disposals	–		(68)[2]		–	–	–	(68)
Foreign currency translation
adjustments and other	–		–		24	–	–	24
Carrying amount of goodwill
as at October 31, 2012	$772		$1,029		$10,360	$150	$–	$12,311
Gross amount of goodwill	$772		$1,029		$10,360	$150	$–	$12,311
Accumulated impairment losses	$–		$–		$–	$–	$–	$–
Carrying amount of goodwill
as at November 1, 2012	$772		$1,029		$10,360	$150	$–	$12,311
Additions	–		501	[3]	–	–	–	501
Foreign currency translation
adjustments and other	2		13		294	–	–	309
Carrying amount of goodwill
as at July 31, 2013	$774		$1,543		$10,654	$150	$–	$13,121
Gross amount of goodwill
as at July 31, 2013	$774		$1,543		$10,654	$150	$–	$13,121
Accumulated impairment losses	$–		$–		$–	$–	$–	$–
1	Primarily relates to goodwill arising from the acquisition of the credit card portfolio of MBNA Canada.
2	Relates to the divestiture of our U.S. Insurance business.
3	Relates to goodwill arising from the acquisition of Epoch. See Note 9 for further details.

NOTE 11: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	July 31	October 31
	2013	2012
Amounts receivable from brokers, dealers and clients	$7,510	$5,756
Accounts receivable, prepaid expenses and other items[1]	6,893	6,090
Prepaid pension expense	479	426
Insurance-related assets, excluding investments	1,429	1,417
Accrued interest	1,173	1,225
Total	$17,484	$14,914
1	As at July 31, 2013, includes FDIC indemnification assets of $87 million (October 31, 2012 – $90 million).

NOTE 12: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2013 was $140 billion (October 31, 2012 – $138 billion).
Certain deposit liabilities are classified as Trading deposits within the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Interim Consolidated Statement of Income.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 71

Deposits by Type
(millions of Canadian dollars)				As at
				July 31	October 31
			2013		2012
	Demand	Notice	Term	Total	Total
Personal	$12,382	$241,347	$59,237	$312,966	$291,759
Banks[1]	2,374	10	8,083	10,467	14,957
Business and government[2]	43,510	78,362	63,101	184,973	181,038
Trading[1]	–	–	53,750	53,750	38,774
Total	$58,266	$319,719	$184,171	$562,156	$526,528
Non-interest-bearing deposits included above
In domestic offices				$3,763	$3,798
In foreign offices				29,828	27,064
Interest-bearing deposits included above
In domestic offices				291,216	287,516
In foreign offices				235,513	207,383
U.S. federal funds deposited[1]				1,836	767
Total[2,3]				$562,156	$526,528
1	Includes deposits with the Federal Home Loan Bank.
2	As at July 31, 2013, includes $10 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2012 – $10 billion).
3
As at July 31, 2013, includes Deposits of $303 billion (October 31, 2012 – $271 billion) denominated in U.S. dollars and $12 billion (October 31, 2012 – $13 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				July 31	October 31
				2013	2012
	Canada	United States	International	Total	Total
Personal	$170,368	$140,377	$2,221	$312,966	$291,759
Banks	4,024	834	5,609	10,467	14,957
Business and government	118,504	61,702	4,767	184,973	181,038
Trading	2,083	49,950	1,717	53,750	38,774
Total	$294,979	$252,863	$14,314	$562,156	$526,528

The following tables present the Bank's Term Deposits based on remaining term to maturity.

Term Deposits
(millions of Canadian dollars)							As at
							July 31	October 31
							2013	2012
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$37,375	$9,318	$6,631	$3,051	$2,707	$155	$59,237	$67,302
Banks	8,017	13	14	5	7	27	8,083	10,898
Business and government	36,114	10,630	1,711	10,604	3,992	50	63,101	67,802
Trading	52,485	114	242	179	323	407	53,750	38,774
Total	$133,991	$20,075	$8,598	$13,839	$7,029	$639	$184,171	$184,776

Term Deposits due within a Year
(millions of Canadian dollars)							As at
							July 31	October 31
							2013	2012
					Over 3	Over 6
				Within	months to	months to
				3 months	6 months	12 months	Total	Total
Personal				$13,278	$9,007	$15,090	$37,375	$40,453
Banks				6,934	320	763	8,017	10,846
Business and government				28,750	3,496	3,868	36,114	45,572
Trading				27,890	17,094	7,501	52,485	37,417
Total				$76,852	$29,917	$27,222	$133,991	$134,288

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 72

NOTE 13: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2013	2012
Amounts payable to brokers, dealers and clients	$11,315	$5,952
Accounts payable, accrued expenses and other items	2,660	2,705
Special purpose entity liabilities	4,968	5,696
Insurance-related liabilities	5,590	4,824
Accrued interest	915	1,466
Accrued salaries and employee benefits	1,885	2,030
Accrued benefit liability	1,355	1,308
Cheques and other items in transit	973	877
Total	$29,661	$24,858

NOTE 14: SUBORDINATED NOTES AND DEBENTURES

On November 1, 2012, the Bank redeemed all of its outstanding $2.5 billion 5.382% subordinated debentures due November 1, 2017, at a redemption price of 100 percent of the principal amount plus accrued interest to, but excluding, the redemption date.
On June 3, 2013, the Bank redeemed all of its outstanding $900 million 5.69% subordinated debentures due June 3, 2018, at a redemption price of 100 percent of the principal amount plus accrued interest to, but excluding, the redemption date.

NOTE 15: CAPITAL TRUST SECURITIES

On December 31, 2012, TD Capital Trust II redeemed all of the outstanding $350 million TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
On March 1, 2013, South Financial Capital Trust 2007-I redeemed all of the outstanding $75 million South Financial Capital Trust 2007-I Capital Securities (SFCT 2007-I) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
On March 15, 2013, South Financial Capital Trust 2007-III redeemed all of the outstanding $30 million South Financial Capital Trust 2007-III Capital Securities (SFCT 2007-III) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
On April 30, 2013, South Financial Capital Trust 2007-II redeemed all of the outstanding $18 million South Financial Capital Trust 2007-II Preferred Securities (SFCT 2007-II) at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date.
As at October 31, 2012, TD CaTS II, SFCT 2007-I, SFCT 2007-II and SFCT 2007-III were included in Liability for capital trust securities on the Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 73

NOTE 16: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at July 31, 2013 and October 31, 2012.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	July 31, 2013		October 31, 2012
	Number		Number
	of shares	Amount	of shares	Amount
Common shares
Balance as at beginning of year	918.2	$18,691	902.4	$17,491
Proceeds from shares issued on exercise of stock options	2.6	185	3.9	253
Shares issued as a result of dividend reinvestment plan	5.1	429	11.9	947
Purchase of shares for cancellation	(4.2)	(87)	–	–
Balance as at end of period – common shares	921.7	$19,218	918.2	$18,691
Preferred shares – Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S1	5.4	135	10.0	250
Series T1	4.6	115	–	–
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance as at end of period – preferred shares	135.8	$3,395	135.8	$3,395
Treasury shares – common[2]
Balance as at beginning of year	(2.1)	$(166)	(1.4)	$(116)
Purchase of shares	(30.8)	(2,565)	(40.3)	(3,175)
Sale of shares	31.0	2,587	39.6	3,125
Balance as at end of period – treasury shares – common	(1.9)	$(144)	(2.1)	$(166)
Treasury shares – preferred[2]
Balance as at beginning of year	–	$(1)	–	$–
Purchase of shares	(2.2)	(57)	(2.9)	(77)
Sale of shares	2.1	55	2.9	76
Balance as at end of period – treasury shares – preferred	(0.1)	$(3)	–	$(1)
1
On July 31, 2013, the Bank converted approximately 4.6 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series S on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T of the Bank.

2	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid
On June 21, 2013, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation, up to 12 million common shares, representing approximately 1.3% of the Bank’s outstanding common shares as of May 31, 2013. During the quarter ended July 31, 2013, the Bank repurchased 4.2 million common shares at an average price of $84.73 for a total amount of $355.9 million.

Floating Rate Preferred Shares, Series T
On July 31, 2013, the Bank converted approximately 4.6 million of its 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T for a gross amount of $115 million. Floating rate non-cumulative cash dividends, if declared, will be payable quarterly for the period from and including July 31, 2013 to but excluding July 31, 2018. The dividend rate for a quarterly period will be equal to the 90-day Government of Canada Treasury Bill yield plus 1.60%. Holders of the Series T shares will have the right to convert all or any part of their shares into non-cumulative 5-Year Rate Reset Preferred Shares, Series S, subject to certain conditions, on July 31, 2018, and on July 31 every five years thereafter and vice versa. The Series T shares are redeemable by the Bank for cash, subject to regulatory consent, at (i) $25.00 per share on July 31, 2018 and on July 31 every five years thereafter, or (ii) $25.50 in the case of redemptions on any other date on or after July 31, 2013.

NOTE 17: INSURANCE

During the three months ended July 31, 2013, the Bank increased its provision for unpaid claims, primarily comprised of $565 million related to a combination of severe weather-related events and increases in general insurance claims. Claims costs from the severe weather events in southern Alberta and the Greater Toronto Area amounted to $170 million, reflecting claims for evacuation and home and automobile damage. The Bank also increased its general insurance claims reserves by $395 million, reflecting higher expected costs of settling third-party bodily injury automobile claims and future uncertainty related to automobile insurance reforms.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 74

NOTE 18: SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2013, the Bank recognized compensation expense for stock option awards of $6.2 million and $20.4 million, respectively (three and nine months ended July 31, 2012 – $5.1 million and $17.3 million, respectively).
During the three months ended July 31, 2013 and July 31, 2012, there were no options granted by the Bank. During the nine months ended July 31, 2013, 1.7 million options (nine months ended July 31, 2012 – 1.9 million options) were granted by the Bank with a weighted-average fair value of $15.65 per option (nine months ended July 31, 2012 – $14.52 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31, 2013 and July 31, 2012.

Assumptions Used for Estimating the Fair Value of Options
	For the nine months ended
	July 31	July 31
	2013	2012
Risk-free interest rate	1.4%	1.5%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	27.2%	27.4%
Expected dividend yield	3.5%	3.4%
Exercise price/Share price	$81.08	$73.27
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 19: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans[1]
		For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2013	2012	2013	2012	2013	2012
Net employee benefits expense
Service cost – benefits earned	$64	$42	$5	$3	$3	$2
Interest cost on projected benefit obligation	49	48	6	6	24	26
Expected return on plan assets[2]	(54)	(49)	–	–	(23)	(23)
Actuarial losses (gains) recognized in expense	9	–	–	–	5	–
Plan amendment costs (credits) recognized in expense	–	2	(2)	(1)	–	1
Curtailment losses (gains)[3]	–	–	–	–	–	–
Total expense	$68	$43	$9	$8	$9	$6
		For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2013	2012	2013	2012	2013	2012
Net employee benefits expense
Service cost – benefits earned	$200	$127	$13	$9	$11	$10
Interest cost on projected benefit obligation	149	143	18	18	70	77
Expected return on plan assets[2]	(161)	(146)	–	–	(68)	(68)
Actuarial losses (gains) recognized in expense	23	–	–	–	17	6
Plan amendment costs (credits) recognized in expense	–	5	(4)	(3)	(2)	1
Curtailment losses (gains)[3]	–	–	–	–	–	(29)
Total expense	$211	$129	$27	$24	$28	$(3)
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012 and no service credits can be earned after March 31, 2012.

2
The actual return on plan assets for the principal pension plans was $(83) million and $88 million, respectively, for the three and nine months ended July 31, 2013 (three and nine months ended July 31, 2012 – $78 million and $205 million, respectively).

3	Certain TD Auto Finance retirement plans were curtailed during 2012.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 75

CASH FLOWS
The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2013	2012	2013	2012
Principal pension plans	$114	$129	$246	$235
Principal non-pension post-retirement benefit plan	2	3	6	8
Other pension and retirement plans[1]	6	6	19	31
Total	$122	$138	$271	$274
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at July 31, 2013, the Bank expects to contribute an additional $84 million to its principal pension plans, $2 million to its principal non-pension post-retirement benefit plan, and $8 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during fiscal 2013.

NOTE 20: INCOME TAXES

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2013	2012
	Consolidated	Consolidated
	Balance	Balance
	Sheet	Sheet
Deferred tax assets
Allowance for credit losses	$555	$530
Land, buildings, equipment, and other depreciable assets	–	7
Deferred (income) expense	170	199
Trading loans	135	192
Derecognition of financial assets and liabilities	156	187
Goodwill	–	7
Employee benefits	606	671
Losses available for carry forward	242	285
Tax credits	228	184
Other	218	265
Total deferred tax assets[1]	$2,310	$2,527
Deferred tax liabilities
Securities	$667	$1,457
Intangibles	408	419
Goodwill	3	–
Land, buildings, equipment, and other depreciable assets	34	–
Pensions	111	95
Total deferred tax liabilities	$1,223	$1,971
Net deferred tax assets	$1,087	$556
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	$1,392	$883
Deferred tax liabilities	305	327
Net deferred tax assets	$1,087	$556
1
The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the Interim Consolidated Balance Sheet is $34 million as at July 31, 2013 (October 31, 2012 – nil).

NOTE 21: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 76

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2013 and July 31, 2012 and the twelve months ended October 31, 2012.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the nine		For the twelve
	months ended		months ended		months ended
	July 31	July 31	July 31	July 31	October 31
	2013	2012	2013	2012	2012
Basic earnings per share
Net income attributable to common shareholders	$1,463	$1,628	$4,826	$4,649	$6,171
Weighted-average number of common shares outstanding (millions)	921.4	908.7	919.7	904.6	906.6
Basic earnings per share (dollars)	$1.59	$1.79	$5.25	$5.14	$6.81
Diluted earnings per share
Net income attributable to common shareholders	$1,463	$1,628	$4,826	$4,649	$6,171
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	–	4	3	13	17
Net income available to common shareholders including
impact of dilutive securities	$1,463	$1,632	$4,829	$4,662	$6,188
Weighted-average number of common shares outstanding (millions)	921.4	908.7	919.7	904.6	906.6
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	2.7	2.9	2.8	3.4	3.3
TD Capital Trust II Securities – Series 2012-1 (millions)	–	4.4	1.0	5.0	5.0
Weighted-average number of common shares outstanding
– diluted (millions)	924.1	916.0	923.5	913.0	914.9
Diluted earnings per share (dollars)[1]	$1.58	$1.78	$5.23	$5.11	$6.76
1
For the three and nine months ended July 31, 2013 and July 31, 2012, and the twelve months ended October 31, 2012, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

NOTE 22: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS
The following table summarizes the Bank’s provisions as at July 31, 2013.

Provisions
(millions of Canadian dollars)		Asset
		Retirement
	Litigation	Obligations	Other	Total
Balance as at November 1, 2012	$286	$66	$93	$445
Additions	146	6	72	224
Amounts used	(187)	–	(84)	(271)
Unused amounts reversed	(12)	(4)	(25)	(41)
Foreign currency translation adjustments and other	(1)	–	5	4
Balance as at July 31, 2013, before allowance for
credit losses for off-balance sheet positions	$232	$68	$61	$361
Add: allowance for credit losses for off-balance sheet positions[1]				203
Balance as at July 31, 2013				$564
1	Please refer to Note 5, Loans, Impaired Loans and Allowance for Credit Losses for further details.

LITIGATION
The Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties, in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $271 million as at July 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.
In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 77

The following is a description of the Bank’s material legal or regulatory actions.

Rothstein Litigation
TD Bank, N.A. was named as a defendant in multiple lawsuits in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (“RRA”).
Except as noted below, all of the lawsuits against TD Bank, N.A. related to the Rothstein Ponzi scheme have now been settled and/or dismissed. Moreover, on July 11, 2013, the United States Bankruptcy Court for the Southern District of Florida confirmed a liquidation plan for the RRA bankruptcy estate that includes a litigation bar order in favor of TD Bank, N.A. (the “Bar Order”). The Bar Order substantially mitigates the risk of future civil investor litigation against TD Bank, N.A. related to the Rothstein fraud.
Two pending civil matters are specifically exempted from the Bar Order.
First, TD Bank, N.A.’s appeal of the verdict entered against it in the lawsuit captioned Coquina Investments v. TD Bank, N.A. et al. will continue. The jury in the Coquina lawsuit returned a verdict against TD Bank, N.A. on January 18, 2012 in the amount of US$67 million, comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. The judgment and sanctions order have been appealed to the United States Court of Appeals for the Eleventh Circuit.
Second, the Bar Order does not apply to a motion seeking sanctions against TD Bank, N.A. filed by the plaintiffs in the matter captioned Razorback Funding, LLC, et al. v. TD Bank, N.A., et al., which was dismissed pursuant to a settlement agreement entered into between the plaintiffs and TD Bank, N.A. in April 2012. TD Bank, N.A. has opposed the motion for sanctions and denies the purported basis for the motion.
TD Bank, N.A. and/or the Bank are or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud. The outcome of any such proceedings is difficult to predict and could result in judgments, settlements, injunctions or other results adverse to TD Bank, N.A. or the Bank, although the risk of further civil investor litigation is expected to be substantially mitigated by the Bar Order.

Multidistrict Overdraft Litigation
TD Bank, N.A. was named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. All matters were dismissed or settled. Settlement payments were made to class members in June 2013; the Court retains jurisdiction over recipients and other distributions.

Pledged Assets and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at July 31, 2013, securities and other financial assets with a carrying value of $133.9 billion (October 31, 2012 – $142.2 billion) were pledged as collateral with respect to these transactions. As at July 31, 2013, $10.8 billion (October 31, 2012 – $10.5 billion) of consumer instalment and other personal loan assets were also pledged with respect to covered bonds issued by the Bank. These assets were sold by the Bank to a SPE which is consolidated by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)	As at
	July 31	October 31
	2013	2012
Trading loans, securities and other	$26,769	$29,929
Other assets	150	120
Total	$26,919	$30,049

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at July 31, 2013, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $17.9 billion (October 31, 2012 – $18.0 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $3.0 billion as at July 31, 2013 (October 31, 2012 – $4.1 billion).

Assets Sold with Recourse
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

Assets Sold with Contingent Repurchase Obligations
The Bank sells mortgage loans to the TD Mortgage Fund (the Fund), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties with a majority subject to government guarantee. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Losses on the repurchased defaulted mortgages are recovered through realization of the security on the loan and the government guarantee, where applicable. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements does not exceed five years.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 78

NOTE 23: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition were reported in the Corporate segment.
Effective December 1, 2011, the results of the credit card portfolio of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada are reported in CAD P&C. Effective March 13, 2013, the results of the U.S. credit card portfolio of Target are reported in U.S. P&C and effective March 27, 2013, the results of Epoch are reported in Wealth and Insurance.

The following table summarizes the segment results for the three and nine months ended July 31, 2013 and July 31, 2012.

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
			For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$2,126	$2,055	$144	$148	$1,374	$1,180	$505	$447	$(3)	$(13)	$4,146	$3,817
Non-interest income (loss)	695	675	446	861	593	346	58	191	7	(49)	1,799	2,024
Provision for (reversal of)
credit losses	216	288	–	–	223	175	23	21	15	(46)	477	438
Non-interest expenses	1,281	1,259	711	632	1,206	1,058	351	406	215	116	3,764	3,471
Income (loss) before
income taxes	1,324	1,183	(121)	377	538	293	189	211	(226)	(132)	1,704	1,932
Provision for (recovery of)
income taxes	351	319	(59)	73	93	9	42	31	(175)	(141)	252	291
Equity in net income of an
investment in associate,
net of income taxes	–	–	69	56	–	–	–	–	6	6	75	62
Net income (loss)	$973	$864	$7	$360	$445	$284	$147	$180	$(45)	$15	$1,527	$1,703
			For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$6,194	$5,952	$432	$436	$3,744	$3,515	$1,473	$1,324	$51	$(43)	$11,894	$11,184
Non-interest income (loss)	2,015	1,951	2,326	2,620	1,489	1,093	332	605	(140)	(220)	6,022	6,049
Provision for (reversal of)
credit losses	705	845	–	–	596	525	21	39	(43)	(179)	1,279	1,230
Non-interest expenses	3,774	3,645	2,091	1,924	3,271	3,196	1,119	1,196	630	431	10,885	10,392
Income (loss) before
income taxes	3,730	3,413	667	1,132	1,366	887	665	694	(676)	(515)	5,752	5,611
Provision for (recovery of)
income taxes	990	915	88	216	208	75	139	123	(522)	(415)	903	914
Equity in net income of an
investment in associate,
net of income taxes	–	–	169	158	–	–	–	–	22	19	191	177
Net income (loss)	$2,740	$2,498	$748	$1,074	$1,158	$812	$526	$571	$(132)	$(81)	$5,040	$4,874
Total assets as at July 31[1]
(billions of Canadian dollars)	$286.5	$279.6	$27.5	$25.8	$230.3	$206.4	$254.3	$262.5	$36.5	$32.0	$835.1	$806.3
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 79

NOTE 24: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the nine months ended July 31, 2013, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on “A global regulatory framework for more resilient banks and banking systems” (Basel III) issued by the Basel Committee on Banking Supervision (BCBS). OSFI’s target Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios for Canadian banks are 7%, 8.5% and 10.5%, respectively. Up until October 31, 2012, the guideline was based on the Basel II regulatory framework.
The Bank’s regulatory capital positions as at July 31, 2013 and October 31, 2012 were as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2013	2012
Common Equity Tier 1[1]	$25,353	n/a
Common Equity Tier 1 capital ratio[1,2]	8.9%	n/a
Tier 1 capital[3]	$31,077	$30,989
Tier 1 capital ratio[2,3,4]	11.0%	12.6%
Total capital[3,5]	$40,224	$38,595
Total capital ratio[2,3,6]	14.2%	15.7%
Assets-to-capital multiple[7,8]	17.7	18.0
1
Effective the first quarter of 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET1 and CET1 capital ratio, in accordance with the “all-in” methodology.

2	The final Capital Adequacy Requirements (CAR) Guideline postponed the Credit Valuation Adjustment (CVA) capital add-on charge until January 1, 2014.
3
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

4	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
5	Total capital includes CET1, Tier 1 and Tier 2 capital.
6	Total capital ratio is calculated as Total capital divided by RWA.
7
The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

8
Effective the first quarter of 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “transitional” methodology. Prior to the first quarter of 2013, amounts were calculated in accordance with the Basel II regulatory framework.

NOTE 25: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 26: SUBSEQUENT EVENTS

Sale of TD Waterhouse Institutional Services
On August 1, 2013, subsidiaries of the Bank and National Bank of Canada entered into an agreement to sell the Bank’s institutional services business, known as TD Waterhouse Institutional Services. The transaction price is $250 million, subject to a price adjustment mechanism based on asset retention. The transaction is subject to the receipt of regulatory approval and other customary closing conditions, and is expected to close in calendar 2013.

Agreement with Aimia Inc. (Aimia)
On August 12, 2013, the Bank and Aimia announced that the Bank will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014. On August 26, 2013, the Bank announced that it would continue to discuss with Aimia and Canadian Imperial Bank of Commerce (CIBC) to negotiate a broad framework that could see CIBC retain cards held by their franchise banking customers, with TD to acquire the remainder. There can be no assurance that an agreement will be reached.

TD BANK GROUP • THIRD QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 80

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar
Computershare Shareowner Services LLC
P.O. Box 43006
Providence, Rhode Island 02940-3006
or
250 Royall Street
Canton, Massachusetts 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website:     http://www.td.com
Internet e-mail:       customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on August 29, 2013. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD web site at www.td.com/investor/qr_2013.jsp on August 29, 2013, by approximately 12 p.m. ET. A listen-only telephone line will be available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2013.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 29, 2013, until September 30, 2013, by calling 416-640-1917 or 1-877-289-8525 (toll free).The passcode is 4634455, followed by the pound key.

Annual Meeting
Thursday, April 3, 2014
Calgary, Alberta